UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from:_____ to _____

Commission File Number 001-31560

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

Ireland	**98-1597419**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

121 Woodlands Avenue 5,
Singapore
(Address of principal executive offices)
739009
(Zip Code)

Telephone: (65) 6018-2562
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.00001 per share	STX	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer:	☐
Non-accelerated filer:	☐	Smaller reporting company:	☐
		Emerging growth company:	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting ordinary shares held by non-affiliates of the registrant as of December 29, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $17.8 billion based upon the closing price reported for such date by the NASDAQ.

The number of outstanding ordinary shares of the registrant as of July 30, 2024 was 210,195,239.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the registrant's Annual General Meeting of Shareholders, to be held on October 19, 2024, will be incorporated by reference in this Form 10-K in response to Items 10, 11, 12, 13 and 14 of Part III. The definitive proxy statement will be filed with the SEC no later than 120 days after the registrant's fiscal year ended June 28, 2024.

SEAGATE TECHNOLOGY HOLDINGS PLC

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report on Form 10-K (the "Form 10-K"), unless the context indicates otherwise, as used herein, the terms "we," "us," "Seagate," the "Company" and "our" refer to Seagate Technology Holdings public limited company ("plc"), an Irish public limited company, and its subsidiaries. References to "$" and "dollars" are to United States dollars.

We have compiled the market size information in this Form 10-K using statistics and other information obtained from several third-party sources.

Various amounts and percentages used in this Form 10-K have been rounded and, accordingly, they may not total 100%.

Seagate, Seagate Technology, LaCie, Lyve, MACH.2, Mozaic and the Spiral Logo, are trademarks or registered trademarks of Seagate Technology LLC or one of its affiliated companies in the United States ("U.S.") and/or other countries. All other trademarks or registered trademarks are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical fact. These statements include, among other things, statements about the Company's plans, programs, strategies and prospects; anticipated shifts in technology and storage industry trends, and anticipated demand for and performance of new storage product introductions; expectations regarding market demand for our products and technologies and our ability to optimize our level of production and meet market and industry expectations and the effects of these future trends on the Company's performance; financial outlook for future periods; expectations regarding our ability to service debt, meet debt covenant and continue to generate free cash flow; expectations regarding our ability to make timely quarterly payments under the settlement agreement with the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"); the impact of macroeconomic headwinds and customer inventory adjustments on our business and operations; our cost saving plans, including our ability to execute such plans, the projected savings under such plans and the assumptions on which the plans and projected savings are based; expectations regarding the Company's business strategy and performance; the sufficiency of our sources of cash to meet cash needs for the next 12 months; and our expectations regarding capital expenditures and dividend issuance plans. Forward-looking statements generally can be identified by words such as "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "should," "may," "will," "will continue," "can," "could," or negative of these words, variations of these words and comparable terminology, in each case, intended to refer to future events or circumstances. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on information available to the Company as of the date of this Annual Report on Form 10-K and are subject to known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from historical experience and our present expectations or projections. Therefore, undue reliance should not be placed on forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in "Part I, Item 1A. Risk Factors" in this Annual Report on Form 10-K. We undertake no obligation to update forward-looking statements, except as required by law.

PART I

ITEM 1.   BUSINESS

We are a leading provider of data storage technology and infrastructure solutions that enable enterprises and end users to confidently store and unlock the value of their data. Our principal products are hard disk drives, commonly referred to as disk drives, hard drives or HDDs. In addition to HDDs, we produce a broad range of data storage products including solid state drives ("SSDs") and storage subsystems and offer storage solutions such as a scalable edge-to-cloud mass data platform that includes data transfer shuttles and a storage-as-a-service cloud.

HDDs are devices that store digitally encoded data on rapidly rotating disks with magnetic surfaces. HDDs continue to be the primary medium of mass data storage due to their performance attributes, reliability, high capacities, superior quality and cost effectiveness. Complementing HDD storage architectures, SSDs use NAND flash memory integrated circuit assemblies to store data.

Our HDD products are designed for mass capacity storage and legacy markets. Mass capacity storage involves well-established use cases, such as hyperscale data centers and private and public clouds as well as emerging use cases. Legacy markets are those that we continue to sell to but we do not plan to invest in significantly. Our HDD and SSD product portfolio includes Serial Advanced Technology Attachment ("SATA"), Serial Attached SCSI ("SAS") and Non-Volatile Memory Express ("NVMe") based designs to support a wide variety of mass capacity and legacy applications.

Our systems portfolio includes storage subsystems for enterprises, cloud service providers ("CSPs"), scale-out storage servers and original equipment manufacturers ("OEMs"). Engineered for modularity, mobility, capacity and performance, these solutions include our enterprise HDDs and SSDs, enabling customers to integrate powerful, scalable storage within existing environments or create new ecosystems from the ground up in a secure, cost-effective manner.

Our Lyve portfolio provides a simple, cost-efficient and secure way to manage massive volumes of data across the distributed enterprise. The Lyve platform includes a shuttle solution that enables enterprises to transfer massive amounts of data from endpoints to the core cloud and a storage-as-a-service cloud offering that provides frictionless mass capacity storage at the metro edge.

In January 2024, the Company established Singapore as its principal executive offices to better align its operational footprint.

Industry Overview

Data Storage Industry

The data storage industry includes companies that manufacture components or subcomponents designed for data storage devices, as well as providers of storage solutions, software and services for enterprise cloud, big data, computing platforms and consumer markets. The rapid growth of data generation and the intelligent application of data are driving demand for data storage. As more data is created at endpoints outside traditional data centers, which requires processing at the edge and in the core or cloud, the need for data storage and management between the edge and cloud has also increased. Use cases include connected and autonomous vehicles, smart manufacturing and smart cities. We believe the proliferation and personal creation of media-rich digital content, further enabled by fifth-generation wireless ("5G") technology, the edge, the Internet of Things ("IoT"), machine learning ("ML") and generative artificial intelligence ("AI"), will continue to create demand for higher capacity storage solutions. The resulting mass data ecosystem is expected to require increasing amounts of data storage at the edge, in the core and in between.

Markets

The principal data storage markets include:

Mass Capacity Storage Markets

Mass capacity storage supports high capacity, low-cost per terabyte ("TB") storage applications, including nearline, video and image applications ("VIA") and network-attached storage ("NAS") and edge-to-cloud data storage infrastructures.

Nearline. Nearline applications require mass capacity devices and mass capacity subsystems that provide end-to-end solutions to businesses for the purpose of modular and scalable storage. Enterprise storage applications require both high-capacity and energy efficient storage devices to support low total cost of ownership. Seagate systems offer mass capacity storage solutions that provide foundational infrastructure for private and public clouds. The nearline market includes storage for cloud computing, content delivery, archival, backup services and emerging use cases such as generative AI.

VIA and NAS. VIA and NAS drives are specifically designed to ensure the appropriate performance and reliability of the system for video analytics and camera enabled environments or network storage environments. These markets include storage for security and smart video installations.

Edge-to-cloud data storage infrastructures, transport, and activation of mass data. The Seagate Lyve portfolio grew out of our mass capacity storage portfolio. It provides a simple, cost-efficient and secure way to manage, transport and activate massive volumes of data across the distributed enterprise. Among other elements, the Lyve portfolio includes a shuttle solution that enables enterprises to transfer vast amounts of data from endpoints to the core cloud and a storage-as-a-service cloud that provides frictionless mass capacity storage at the metro edge.

Legacy Markets

Legacy markets include consumer, client and mission critical applications. We continue to sell to these markets but do not plan significant additional investment.

Consumer storage. Consumer applications are externally connected storage, both HDD and SSD-based, used to provide backup capabilities, augmented storage capacity, or portable storage for PCs, mobile devices and gaming consoles.

Client storage. Client applications include desktop and notebook storage that rely on low cost-per-HDD and SSD devices to provide built-in storage, digital video recorder ("DVR") storage for video streaming in always-on consumer premise equipment and media center, and gaming storage for PC-based gaming systems as well as console gaming applications including both internal and external storage options.

Mission critical storage. Mission critical applications are defined as those that use very high-performance enterprise class HDDs and SSDs with sophisticated firmware to reliably support very high workloads. We expect that enterprises utilizing dedicated storage area networks will continue to drive market demand for mission critical enterprise storage solutions.

Participants in the data storage industry include:

Major subcomponent manufacturers. Companies that manufacture components or subcomponents used in data storage devices or solutions include companies that supply spindle motors, heads and media, and application specific integrated circuits ("ASICs").

Storage device manufacturers. Companies that transform components into storage products include disk drive manufacturers and semiconductor storage manufacturers that integrate flash memory into storage products such as SSDs.

Storage solutions manufacturers and system integrators. Companies, such as Original Equipment Manufacturers ("OEMs"), that bundle and package storage solutions, distributors that integrate storage hardware and software into end-user applications, CSPs that provide cloud based solutions to businesses for the purpose of scale-out storage solutions and modular systems, and producers of solutions such as storage racks.

Cloud and hyperscale data centers. Large cloud and hyperscale data center companies, many of which are CSPs, are increasingly designing their own storage subsystems and having them built by contract manufacturers for their own data centers. The leading hyperscale data center companies are also implementing advanced AI technologies to enhance their business growth. To support this AI-driven expansion, they are increasing the storage capacity of both AI-specific and traditional cloud infrastructure.

Storage services. Companies that provide and host services and solutions, which include storage, backup, archiving, recovery and discovery of data.

Demand for Data Storage

In the "Worldwide Global DataSphere Forecast, 2024-2028", published by the International Data Corporation[1] ("IDC"), the global datasphere is forecasted to grow at a compound rate of more than 24% over the next five years to reach 394 zettabytes by 2028. According to IDC, we are in a new era of the Data Age, whereby data is shifting to both the core and the edge. It is expected that by 2028, nearly 76% of the world's data will be generated in the core and edge, up from 58% in 2023. Digital transformation has given rise to many new applications, all of which rely on faster access to and secure storage of data proliferating from endpoints through edge to cloud. Additionally, the proliferation of generative AI applications is expected to accelerate the creation of digital content such as text, images and video over the long-term. We expect these trends will have a positive impact on storage demand.

As more applications require real-time decision making, some data processing and storage is moving closer to the network edge. We believe this will result in a buildup of private and edge cloud environments that will enable fast and secure access to data throughout the IoT ecosystem.

Factors contributing to the growth of digital content include:

- Creation, sharing and consumption of media-rich content, such as high-resolution photos, high definition videos and digital music through smart phones, tablets, digital cameras, personal video cameras, DVRs, gaming consoles or other digital devices;

- Increasing use of video and imaging sensors to collect and analyze data used to improve traffic flow, emergency response times and manufacturing production costs, as well as for new security surveillance systems that feature higher resolution digital cameras and thus require larger data storage capacities;

- Creation and collection of data through the development and evolution of the IoT ecosystem, big data analytics, machine learning and new technology trends such as autonomous vehicles and drones, smart manufacturing, and smart cities, as well as emerging trends including generative AI content growth or applications that converge the digital and physical worlds such as the metaverse or use of digital twins;

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[1] Worldwide IDC Global DataSphere Forecast, 2024–2028: AI Everywhere, But Upsurge in Data Will Take Time, Doc #US52076424, May 2024.

- The growing use of analytics, especially for action on data created at the edge instead of processing and analyzing at the data center, which is particularly important for verticals such as autonomous vehicles, property monitoring systems, and smart manufacturing;

- Cloud migration initiatives and the ongoing advancement of the cloud, including the build out of large numbers of cloud data centers by CSPs and private companies transitioning on-site data centers into the cloud; and

- Need for protection of increased digital content through redundant storage on backup devices and externally provided storage services.

As a result of these factors, we anticipate that the nature and volume of data being created will require greater storage capability, which is more efficiently and economically facilitated by higher capacity mass storage solutions.

In addition, the economics of storage infrastructure are also evolving. The utilization of private and public cloud storage and open-source solutions is reducing the total cost of ownership of storage while increasing the speed and efficiency with which customers can leverage massive computing and storage devices. Accordingly, we expect these trends will continue to create significant demand for data storage products and solutions going forward.

Demand Trends

We believe that continued growth in digital content creation will require increasingly higher storage capacity in order to store, aggregate, host, distribute, analyze, manage, protect, back up and use such content. We also believe that as architectures evolve to serve a growing commercial and consumer user base throughout the world, storage solutions will evolve as well.

Mass capacity is and will continue to be the enabler of scale. We expect increased data creation will lead to the expansion of the need for storage in the form of HDDs, SSDs and systems. While the advance of solid state technology in many end markets is expected to increase, we believe that in the foreseeable future, cloud, edge and traditional enterprise that require high-capacity storage solutions will be best served by HDDs due to their ability to deliver reliable, scalable, energy-efficient and the most cost-effective mass storage devices. We also believe that as HDD capacities continue to increase, a focus exclusively on unit demand does not reflect the increase in demand for exabytes. As demand for higher capacity drives increases, the demand profile has shifted to reflect fewer total HDD units, but with higher average capacity per drive and higher overall exabyte demand.

Industry Supply Balance

From time to time, the storage industry has experienced periods of imbalance between supply and demand. To the extent that the storage industry builds or maintains capacity based on expectations of demand that do not materialize, price erosion may become more pronounced. Conversely, during periods where demand exceeds supply, we usually have better pricing power and price erosion is generally muted. As production lead-times for our latest generation of high-capacity HDDs have extended, we began to require longer term demand forecasts and commitments from customers to improve supply predictability and create greater alignment between supply and demand.

Our Business

Data Storage Technologies

The design and manufacturing of HDDs depends on highly advanced technology and manufacturing techniques. Therefore, it requires high levels of research and development spending and capital equipment investments. We design, fabricate and assemble a number of the most important components in our disk drives, including read/write heads and recording media. Our design and manufacturing operations are based on technology platforms that are used to produce various disk drive products that serve multiple data storage applications and markets. Our core technology platforms focus on the areal density of media and read/write head technologies, including the Mozaic platform, which is our implementation of the high-capacity enabling heat-assisted magnetic recording ("HAMR") technology as well as innovations like shingled-magnetic-recording ("SMR") technology, and the throughput-optimizing multi actuator MACH.2 technology. This design and manufacturing approach allows us to deliver a portfolio of storage products to service a wide range of data storage applications and industries.

Disk drives that we manufacture are commonly differentiated by the following key characteristics:

- input/output operations per second ("IOPS"), commonly expressed in megabytes per second, which is the maximum number of reads and writes to a storage location;

- storage capacity, commonly expressed in TB, which is the amount of data that can be stored on the disk drive;

- areal density, which is a measurement of the storage capacity per square inch on the recording surface of a disk;

- spindle rotation speed, commonly expressed in revolutions per minute ("RPM"), which has an effect on speed of access to data;

- interface transfer rate, commonly expressed in megabytes per second, which is the rate at which data moves between the disk drive and the computer controller;

- average seek time, commonly expressed in milliseconds, which is the time needed to position the heads over a selected track on the disk surface;

- data transfer rate, commonly expressed in megabytes per second, which is the rate at which data is transferred to and from the disk drive;

- product quality and reliability, commonly expressed in annualized return rates; and

- energy efficiency, commonly measured by the power output such as energy per TB necessary to operate the disk drive.

The total storage capacity of a disk drive is determined by the size and number of disks it contains as well as the areal density capability of these disks.

We also offer SSDs as part of our storage solutions portfolio. Our portfolio includes devices with SATA, SAS and NVMe interfaces. The SSDs differ from HDDs in that they are without mechanical parts.

SSDs store data on NAND flash memory cells, or metal-oxide semiconductor transistors using a charge on a capacitor to represent a binary digit. SSD technology offers fast access to data and robust performance. SSDs complement hyperscale applications, high-density data centers, cloud environments and web servers. They are also used in mission-critical enterprise applications, consumer, gaming and NAS applications.

Manufacturing

We primarily design and manufacture our own read/write heads and recording media, which are critical technologies for disk drives. This integrated approach enables us to lower costs and to improve the functionality of components so that they work together efficiently.

We believe that because of our vertical design and manufacturing strategy, we are well positioned to take advantage of the opportunities to leverage the close interdependence of components for disk drives. Our manufacturing efficiency and flexibility are critical elements of our integrated business strategy. We continuously seek to improve our manufacturing efficiency and reduce manufacturing costs by:

- employing manufacturing automation;

- employing machine learning algorithms and AI;

- improving product quality and reliability;

- integrating our supply chain with suppliers and customers to enhance our demand visibility and reduce our working capital requirements;

- coordinating between our manufacturing group and our research and development organization to rapidly achieve volume manufacturing; and

- operating our facilities at optimal capacities.

A vertically integrated model, however, tends to have less flexibility when demand declines as it exposes us to higher unit costs when capacity utilization is not optimized which would lead to factory underutilization charges as we experienced in fiscal years 2024 and 2023.

Components and Raw Materials

Disk drives incorporate certain components, including a head disk assembly and a printed circuit board mounted to the head disk assembly, which are sealed inside a rigid base and top cover containing the recording components in a contamination-controlled environment. We maintain a highly integrated approach to our business by designing and manufacturing a significant portion of the components we view as critical to our products, such as read/write heads and recording media.

Read/Write Heads. The function of the read/write head is to scan across the disk as it spins, magnetically recording or reading information. The tolerances of read/write heads are extremely demanding and require state-of-the-art equipment and processes. Our read/write heads are manufactured with thin-film and photolithographic processes similar to those used to produce semiconductor integrated circuits, though challenges related to magnetic film properties and topographical structures are unique to the disk drive industry. We perform all primary stages of design and manufacture of read/write heads at our facilities. We use a combination of internally manufactured and externally sourced read/write heads, the mix of which varies based on product mix, technology and our internal capacity levels.

Media. Data is written to or read from the media, or disk, as it rotates at very high speeds past the read/write head. The media is made from non-magnetic substrates, usually an aluminum alloy or glass and is coated with thin layers of magnetic materials. We use a combination of internally manufactured and externally sourced finished media and aluminum substrates, the mix of which varies based on product mix, technology and our internal capacity levels. We purchase all of our glass substrates from third parties.

Printed Circuit Board Assemblies. The printed circuit board assemblies ("PCBAs") are comprised of standard and custom ASICs and ancillary electronic control chips. The ASICs control the movement of data to and from the read/write heads and through the internal controller and interface, which communicates with the host computer. The ASICs and control chips form electronic circuitry that delivers instructions to a head positioning mechanism called an actuator to guide the heads to the selected track of a disk where the data is recorded or retrieved. Disk drive manufacturers use one or more industry standard interfaces such as SATA, SCSI, or SAS to communicate to the host systems.

Head Disk Assembly. The head disk assembly consists of one or more disks attached to a spindle assembly powered by a spindle motor that rotates the disks at a high constant speed around a hub. Read/write heads, mounted on an arm assembly, similar in concept to that of a record player, fly extremely close to each disk surface, and record data on and retrieve it from concentric tracks in the magnetic layers of the rotating disks. The read/write heads are mounted vertically on an E-shaped assembly ("E-block") that is actuated by a voice-coil motor to allow the heads to move from track to track. The E-block and the recording media are mounted inside the head disk assembly. We purchase spindle motors from outside vendors and from time to time participate in the design of the motors that go into our products.

Disk Drive Assembly. Following the completion of the head disk assembly, it is mated to the PCBA, and the completed unit goes through extensive defect mapping and machine learning prior to packaging and shipment. Disk drive assembly and machine learning operations occur primarily at our facilities located in China and Thailand. We perform subassembly and component manufacturing operations at our facilities in China, Malaysia, Northern Ireland, Singapore, Thailand and the United States.

Contract Manufacturing. We outsource the manufacturing and assembly of certain components and products to third parties in various countries worldwide. This includes outsourcing the PCBAs used in our disk drives, SSDs and storage subsystems. We continue to participate in the design of our components and products, and we are directly involved in qualifying key suppliers and components used in our products.

Suppliers of Components and Industry Constraints. There are a limited number of independent suppliers of components, such as recording heads and media, available to disk drive manufacturers. From time to time, we may enter into long-term supply arrangements with these independent suppliers. Vertically integrated disk drive manufacturers like us, who manufacture their own components, are less dependent on external component suppliers than less vertically integrated disk drive manufacturers. However, certain parts of our business have been adversely affected by our suppliers' capacity constraints and this could occur again in the future.

Commodity and Other Manufacturing Costs. The production of disk drives requires rare earth elements, precious metals, scarce alloys and industrial commodities, which are subject to fluctuations in price and the supply of which has at times been constrained. In addition to increased costs of components and commodities, volatility in fuel and other transportation costs may also increase our costs related to commodities, manufacturing and freight. As a result, we may increase our use of alternative shipment methods to help offset any increase in freight costs, and we will continually review various forms of shipments and routes in order to minimize the exposure to higher freight costs.

Products

We offer a broad range of storage solutions for mass capacity storage and legacy applications. We differentiate products on the basis of capacity, performance, product quality, reliability, price, form factor, interface, power consumption efficiency, security features and other customer integration requirements. Our industry is characterized by continuous and significant advances in technology that contribute to rapid product life cycles. Currently our product offerings include:

Mass Capacity Storage

Enterprise Nearline HDDs. Our high-capacity enterprise HDDs, including HAMR-based Mozaic drives, ship in capacities of up to 32TB. These products are designed for mass capacity data storage in the core and at the edge, as well as server environments and cloud systems that require high capacity, enterprise reliability, energy efficiency and integrated security. They are available in SATA and SAS interfaces. Additionally, certain customers can utilize many of our HDDs with SMR technology enabled which increases the available storage capacity of the drive with certain performance trade-offs.

Enterprise SSDs. Our enterprise SSDs are designed for high-performance, hyperscale, high-density and cloud applications. They are offered with multiple interfaces, including SAS, SATA, and NVMe and in capacities up to 15TB.

Enterprise Nearline Systems. Our systems portfolio provides modular storage arrays, storage server platforms, multi-level configuration for disks (commonly referred as JBODs) and expansion shelves to expand and upgrade data center storage infrastructure and other enterprise applications. They feature speed, scalability and security. Our capacity-optimized systems feature multiple scalable configurations and can accommodate up to 96 26TB drives per chassis. We offer capacity and performance-optimized systems that include all-flash, all-disk and hybrid arrays for workloads demanding high performance, capacity and efficiency.

VIA. Our video and image HDDs are built to support the high-write workload of an always-on, always-recording video systems. These optimized drives are built to support the growing needs of the video imaging market with support for multiple streams and capacities up to 30TB.

NAS. Our NAS drives are built to support the performance and reliability demanded by small and medium businesses, and incorporate interface software with custom-built health management, error recovery controls, power settings and vibration tolerance. Our NAS HDD solutions are available in capacities up to 24TB. We also offer NAS SSDs with capacities up to 4TB.

Legacy Applications

Mission Critical HDDs and SSDs. Although we have stopped offering 15,000 RPM HDDs, we continue to support 10,000 RPM HDDs, offered in capacities up to 2.4TB, which enable increased throughput while improving energy efficiency. Our enterprise SSDs are available in capacities up to 15TB, with endurance options up to 10 drive writes per day and various interfaces. Our SSDs deliver the speed and consistency required for demanding enterprise storage and server applications.

Consumer Solutions. Our external storage solutions with capacities up to 24TB are shipped, under the Seagate Ultra Touch, One Touch, Expansion and Basics product lines, as well as under the LaCie brand name. We strive to deliver the best customer experience by leveraging our core technologies, offering services such as Seagate Recovery Services (data recovery) and partnering with leading brands such as Microsoft's Xbox, Sony's PlayStation and Disney's Star Wars and Marvel.

Client Applications. Our 3.5-inch desktop drives offer up to 8TB of capacity, designed for personal computers and workstation applications and our 2.5-inch notebook drives offer up to 5TB for HDD and up to 2TB for SSD designed for applications such as traditional notebooks, convertible systems and external storage to address a range of performance needs and sizes for affordable, high-capacity storage. Our DVR HDDs are optimized for video streaming in always-on consumer premise equipment applications with capacities up to 8TB. Our gaming SSDs are specifically optimized internal storage for gaming rigs and are designed to enhance the gaming experience during game load and game play with capacities up to 4TB for SSD.

Lyve Edge-to-Cloud Mass Capacity Platform

Lyve. Lyve is our as-a-service platform built with mass data in mind. These solutions, including modular hardware and software delivered in a consumption-based model, support enterprises' on-premise and cloud storage infrastructure needs.

Customers

We sell our products to major OEMs, distributors and retailers.

OEM customers, including large hyperscale data center companies and CSPs, typically enter into master purchase agreements with us. Deliveries are scheduled only after receipt of purchase orders. Historically, customers could defer or cancel most purchase orders without significant penalty. However, during fiscal year 2024, as production lead-times extended for our latest generation of high-capacity hard disk drives, we began to require longer term demand forecasts and commitments, with potential cancellation charges across key global OEM customers which was necessary to improve supply predictability and align supply with customer demand requirements. While not entirely eliminating order deferments or cancellations from our key OEM customers, we expect these changes will dampen demand volatility over time.

Our distributors generally enter into non-exclusive agreements for the resale of our products. They typically furnish us with a non-binding indication of their near-term requirements and product deliveries are generally scheduled accordingly. The agreements and related sales programs typically provide the distributors with limited rights of return and price protection. In addition, we offer sales programs to distributors on a quarterly and periodic basis to promote the sale of selected products in the sales channel.

Our retail channel consists of our branded storage products sold to retailers either by us directly or by our distributors. Retail sales made by us or our distributors typically require greater marketing support, sales incentives and price protection periods.

See "Item 8. Financial Statements and Supplementary Data—*Note 17. Revenue*" contained in this report for a description of our major customers.

Competition

We compete primarily with manufacturers of hard drives used in the mass capacity storage and legacy markets, and with other companies in the data storage industry that provide SSDs and systems. Some of the principal factors used by customers to differentiate among data storage solutions manufacturers are storage capacity, product performance, product quality and reliability, price per unit and price per TB, storage/retrieval access times, data transfer rates, form factor, product warranty and support capabilities, supply continuity and flexibility, power consumption, total cost of ownership and brand. While different markets and customers place varying levels of emphasis on these factors, we believe that our products are competitive with respect to many of these factors in the markets that we currently compete in.

Principal Competitors. We compete with manufacturers of storage solutions and the other principal manufacturers in the data storage solution industry including:

- Micron Technology, Inc.;

- Samsung Electronics;

- SK hynix, Inc.;

- Kioxia Holdings Corporation;

- Toshiba Corporation; and

- Western Digital Corporation.

Price Erosion. Historically, our industry has been characterized by price declines for data storage products with comparable capacity, performance and feature sets ("like-for-like products"). Price declines for like-for-like products ("price erosion") tend to be more pronounced during periods of:

- economic contraction in which competitors may use discounted pricing to attempt to maintain or gain market share;

- few new product introductions when competitors have comparable or alternative product offerings; and

- industry supply exceeding demand.

Data storage manufacturers typically attempt to offset price erosion with an improved mix of data storage products characterized by higher capacity, better performance and additional feature sets and product cost reductions.

We believe our HDDs' supply and demand were well balanced for most of fiscal year 2024 leading to flat to higher pricing, compared to higher than usual price erosion in fiscal year 2023 driven primarily by demand contraction.

Product Life Cycles and Changing Technology. Success in our industry has been dependent to a large extent on the ability to balance the introduction and transition of new products with time-to-volume, performance, capacity and quality metrics at a competitive price, level of service and support that our customers expect. Generally, the drive manufacturer that introduces a new product first benefits from improved product mix, favorable profit margins and less pricing pressure until comparable products are introduced. Changing technology also necessitates on-going investments in research and development, which may be difficult to recover due to rapid product life cycles or economic declines. Further, there is a continuing need to successfully execute product transitions and new product introductions, as factors such as quality, reliability and manufacturing yields continue to be of significant competitive importance.

Cyclicality and Seasonality

Our mass capacity markets are subject to variability of sales, which can be attributed to the timing of IT spending or a reflection of cyclical demand from CSPs based on the timing of their procurement and deployment requirements and their ability to procure other components needed to build out data center infrastructure. Our legacy markets, such as consumer storage applications, traditionally experienced seasonal variability in demand with higher levels of demand in the first half of the fiscal year, primarily driven by consumer spending related to back-to-school season and traditional holiday shopping season.

Research and Development

We are committed to developing new component technologies, products, alternative storage technologies inclusive of systems, software and other innovative technology solutions to support emerging applications in data use and storage. Our research and development activities are designed to bring new products to market in high volume, with quality attributes that our customers expect, before our competitors. Part of our product development strategy is to leverage a design platform and/or subsystem within product families to serve different market needs. This platform strategy allows for more efficient resource utilization, leverages best design practices, reduces exposure to changes in demand, and allows for achievement of lower costs through purchasing economies of scale. Our advanced technology integration effort, such as our high-capacity enabling HAMR technology, focuses disk drive and component research on recording subsystems, including read/write heads and recording media; market-specific product technology; and technology we believe may lead to new business opportunities. The primary purpose of our advanced technology integration effort is to ensure timely availability of mature component technologies for our product development teams as well as to allow us to leverage and coordinate those technologies in the design centers across our products in order to take advantage of opportunities in the marketplace.

Patents and Licenses

As of June 28, 2024, we had approximately 4,000 U.S. patents and 300 patents issued in various non-U.S. jurisdictions, as well as approximately 150 U.S. and 100 non-U.S. patent applications pending. The number of patents and patent applications will vary at any given time as part of our ongoing patent portfolio management activity. Due to the rapid technological change that characterizes the data storage industry, we believe that, in addition to patent protection, the improvement of existing products, reliance upon trade secrets, protection of unpatented proprietary know-how and development of new products are also important to our business in establishing and maintaining a competitive advantage. Accordingly, we intend to continue our efforts to broadly protect our intellectual property, including obtaining patents, where available, in connection with our research and development program.

The data storage industry is characterized by significant litigation arising from time to time relating to patent and other intellectual property rights. From time to time, we receive claims that our products infringe patents of third parties. Although we have been able to resolve some of those claims or potential claims without a material adverse effect on us, other claims have resulted in adverse decisions or settlements. In addition, other claims are pending, which if resolved unfavorably to us could have a material adverse effect on our business and results of operations. For more information on these claims, see "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*." The costs of engaging in intellectual property litigation in the past have been, and in the future may be, substantial, irrespective of the merits of the claim or the outcome.

Environmental Matters

Our operations are subject to U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

We have established an environmental management system and continually review and update our environmental policies and standard operating procedures for our operations worldwide as needed. We believe that our operations are in material compliance with applicable environmental laws, regulations and permits. We budget for operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on us in the future, we could incur additional operating costs and capital expenditures.

Some environmental laws, such as the U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980 (as amended, the "Superfund" law) and its state equivalents, can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators, or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. We have been identified as a responsible or potentially responsible party at several sites. At each of these sites, we have an assigned portion of the financial exposure based on the type and amount of hazardous substances disposed of by each party at the site and the number of financially viable parties. We have fulfilled our responsibilities at some of these sites and remain involved in only a few at this time. Based on our current estimates of cleanup costs and our expected allocation of these costs, we do not expect costs in connection with these sites to be material.

We may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2011/65/EU), which prohibits the use of certain substances, including lead, in certain products, including disk drives and server storage products, put on the market after July 1, 2006. Similar legislation has been or may be enacted in other jurisdictions, including in Canada, China, Japan, Mexico, Taiwan, the U.S. and others. The EU REACH Directive (Registration, Evaluation, Authorization, and Restriction of Chemicals, EC 1907/2006) also restricts substances of very high concern in products. If we or our suppliers fail to comply with the substance restrictions, recycle content requirements or other environmental requirements as they are enacted worldwide, it could have a materially adverse effect on our business.

Social and Employee Matters

As of June 28, 2024, we employed approximately 30,000 full-time employees worldwide, of which approximately 25,200 were located in our Asia operations. We believe that our employees are crucial to our current success and that our future success will depend, in part, on our ability to attract, retain and further motivate qualified employees at all levels. We believe that our employee relations are good.

Diversity, Equity & Inclusion. One of our core values is inclusion. We rely on our diverse workforce to develop, deliver and sustain our business strategy to achieve our goals. One way we embrace our diverse employees and promote a culture of inclusion is through the support of employee resource groups ("ERG"). These voluntary, employee-led communities are built on a shared diversity of identity, experience or thought and and provide many benefits to employees, including professional and leadership development. Seagate's ERG community encompasses a wide array of diverse identities, such as LGBTQ+, women, people of color and interfaith, with 30 chapters across seven countries. Our most recent ERG is the Parents and Caregivers community across the Asia region, which addresses dependent care challengers and employee well-being.

We also support inclusion through active employee communications, and education on topics such as cross-cultural communications and working across generations. Through our ongoing efforts, our primary goal is to ensure our employees feel safe, respected and welcomed. In January 2024, we published our fifth annual Diversity, Equity, and Inclusion ("DEI") Report, which provides an overview of our DEI efforts and outcomes including demographics in our workforce. The fiscal year 2023 DEI Report is available on our website.

Health & Safety. All our manufacturing sites have health and safety management systems certified to the International Organization for Standardization ("ISO") 45001 standard. In addition, we are audited to health and safety standards set forth by the Responsible Business Alliance ("RBA"). Our global health and safety standards, as well as our accompanying Environment, Health and Safety ("EHS") management systems, frequently go beyond country or industry-level guidelines to ensure that we keep our employees healthy and safe. We regularly host health and safety regulatory visits that focus on issues such as safety, radiation, fire codes, food and transportation. Through our EHS management systems, we ensure that the focus remains on the continuous improvement of employee health and safety programs. We continue to provide comprehensive health and safety training to our employees. We emphasize e-learning courses as our main vehicle for delivering such training because employees can learn at their own pace.

Development, Retention, Compensation, Benefits & Engagement. Our performance management system is a continuous process that helps team members focus on the right priorities. Meaningful conversations between managers and employees are the foundation of performance management at Seagate. We focus on dialogue centered around manager and employee conversations, and ongoing feedback, to align goals. This approach focuses on achieving high-quality productive dialogue between managers and employees. We also encourage our employees to participate in the many learning opportunities available at Seagate. The portfolio of learning and training formats include but are not limited to mentoring and coaching, e-learning opportunities, LinkedIn Learning classroom training, on-the-job training and other strategic internal programs that cover topics ranging from leadership and technical skills to health, safety and the environment. For example, our internal mobility and career development tool provides Seagate employees with the opportunity to establish networking and mentor connections, identify and participate in internal part-time projects, and explore internal full-time positions.

Our Total Rewards program is designed to attract, motivate and retain talented people to meet our business goals. The program generally includes base pay, annual bonuses, commissions, equity awards, an employee share purchasing plan, retirement savings opportunities and other employee health and wellness benefits. Our compensation programs and guidelines are structured to align pay with both company and employee performance and aim to provide internally and externally competitive total compensation.

Employee engagement is the psychological commitment and passion that drives discretionary effort. It predicts individual performance and is the measure of the relationship between employees and the Company. Our engagement survey includes facets of the employee experience throughout the employee life cycle. Employee experience is what employees encounter and observe during their career at Seagate. A positive employee experience can have an impact on everything from recruiting to Seagate's bottom line.

In fiscal year 2024, we conducted our Employee Experience Survey to obtain feedback from our global workforce on their experience at Seagate. Managers were provided access to a dashboard with results that shared key drivers of employee engagement specific to their own organizations for action planning. We conducted several additional surveys across Seagate's global footprint, which were followed by employee and leader connection sessions at the regional and site levels, for the continuous improvement of internal communications and business planning.

Giving Back. Our community engagement program is designed to provide support to our local communities, with an emphasis on science, technology, engineering and mathematics ("STEM"). With the launch of our new Mozaic 3+ hard drive platform, we also re-affirmed our commitment to support STEM in our local communities with a program called "Month of Impact" which encouraged employees to volunteer by inspiring the next generation of innovators through various programs. Examples of employee participation include Take Your Sons and Daughters to work events, K-12 tech talks to educate students about emerging technologies, and volunteering at local science museums and universities.

We also continued to promote health & human services partnerships, such as support of food banks, clinics and non-profit organizations, while sustaining many of our ongoing community partnerships.

Environmental, Social and Governance ("ESG") Performance Report

Additional information regarding our ESG commitment and progress can be found on the ESG section of our website and in our ESG Performance Report. Information contained on our website or in our annual ESG Performance Report is not incorporated by reference into this or any other report we filed with the Securities and Exchange Commission.

Financial Information

Financial information for our reportable business segment and about geographic areas is set forth in "Item 8. Financial Statements and Supplementary Data —*Note 16. Business Segment and Geographic Information."*

Corporate Information

Seagate Technology Holdings public limited company is a public limited company organized under the laws of Ireland.

Available Information

Availability of Reports. We are a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), and we file reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC"). Because we make filings to the SEC electronically, the public may access this information at the SEC's website: www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Website Access. Our website is www.seagate.com. We make available, free of charge at the "Investor Relations" section of our website (investors.seagate.com), our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the 1934 Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Exchange Act are also available on our website.

Investors. Investors and others should note that we routinely use the Investor Relations section of our website to announce material information to investors and the marketplace. While not all of the information that the Company posts on its corporate website is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media and others interested in the Company to review the information that it shares on www.seagate.com. Information in, or that can be accessed through, our website is not incorporated into this Form 10-K.

Information About Our Executive Officers

The following sets forth the name, age and position of each of the persons who were serving as executive officers as of August 2, 2024. There are no family relationships among any of our executive officers.

Name	Age	Positions
Dr. William D. Mosley	57	Director and Chief Executive Officer
Gianluca Romano	55	Executive Vice President and Chief Financial Officer
Ban Seng Teh	58	Executive Vice President and Chief Commercial Officer
James C. Lee	54	Senior Vice President, Chief Legal Officer and Corporate Secretary
KianFatt Chong	61	Senior Vice President, Global Operations
Dr. John C. Morris	57	Senior Vice President and Chief Technology Officer

Dr. William D. Mosley, 57, has served as our Chief Executive Officer ("CEO") since October 2017 and as a member of the Board since July 2017. He previously served as our President and Chief Operating Officer ("COO") from June 2016 to September 2017. He also served as our President of Operations and Technology from October 2013 to June 2016 and as our Executive Vice President of Operations from March 2011 until October 2013. Prior to these positions, Dr. Mosley served as Executive Vice President, Sales and Marketing from February 2009 through March 2011; Senior Vice President of Global Disk Storage Operations from 2007 to 2009; and Vice President of Research and Development, Engineering from 2002 to 2007. He joined Seagate in 1996 as a Senior Engineer with a PhD in solid state physics. From 1996 to 2002, he served at Seagate in varying roles of increasing responsibility until his promotion to Vice President.

Gianluca Romano, 55, has served as our Executive Vice President and Chief Financial Officer since January 2019. From October 2011 to December 2018, Mr. Romano served as Corporate Vice President, Business Finance and Accounting at Micron Technology, Inc ("Micron"), a producer of computer memory and computer data storage. Prior to his role at Micron, Mr. Romano served as Vice President Finance, Corporate Controller at Numonyx, Inc., a flash memory company which was acquired by Micron in February 2010, from 2008 to 2010. From 1994 until 2008, Mr. Romano held various finance positions at STMicroelectronics, an electronics and semiconductor manufacturer, most recently as Group Vice-President, Central & North Europe Finance Director, Shared Accounting Services Director.

Ban Seng Teh, 58, has served as our Executive Vice President and Chief Commercial Officer since July 2022. Prior to that, Mr. Teh served as Executive Vice President of Global Sales and Sales Operations from February 2021 to July 2022 and Senior Vice President of Global Sales and Sales Operations from November 2014 to February 2021. Mr. Teh also served as our Senior Vice President of Asia-Pacific and Japan Sales and marketing from July 2010 to November 2014. Mr. Teh joined Seagate in 1989 as a field customer engineer and has served in varying roles of increasing responsibilities, including as Vice President, Asia Pacific Sales and Marketing (Singapore) from January 2008 to July 2010; Vice President, Sales Operations from 2006 to 2008; Vice President, Asia Pacific Sales from 2003 to 2006; Director, Marketing and APAC Distribution Sales from 1999 to 2003; and Country Manager, South Asia Sales from 1996 to 1999.

James C. Lee, 54, has served as our Senior Vice President, Chief Legal Officer and Corporate Secretary since June 2024. Mr. Lee oversees all legal operations, government relations and public policy at Seagate. Before joining our company, Mr. Lee served as Senior Vice President, General Counsel & Corporate Secretary at Maxar Technologies, a space technology company, from April 2019 to June 2024. Prior to Maxar Technologies, Mr. Lee worked at Aramark Corporation, a food and facilities service provider, for 15 years.

KianFatt Chong, 61, has served as our Senior Vice President, Global Operations since October 2020. Prior to his current role, Mr. Chong was Senior Vice President, Global Drive Operations from December 2013 to September 2020. He served as Vice President of China Operations from July 2003 to November 2013, expanding and also spearheading the first campus concept in Seagate with multiple manufacturing operations disciplines all located in a single site. Since joining Seagate in 1989 as an engineer, Mr. Chong has held a variety of leadership positions and has been a key strategic contributor for many of Seagate's operations and manufacturing capabilities across the global footprints.

Dr. John C. Morris, 57, has served as our Senior Vice President, HDD and SSD Products and Chief Technology Officer since 2019. Prior to his current role, Dr. Morris was the Vice President of HDD and SSD Products from August 2015 to August 2019. Before that, he served as Vice President of Design Engineering and Enterprise Development Group driving focus on technical and strategic alignment with enterprise and cloud customers from September 2013 to August 2015. Since joining the Company in 1996, Dr. Morris has held a variety of engineering leadership positions and has been a key contributor to many of Seagate's core technologies.

ITEM 1A.   RISK FACTORS

Summary of Risk Factors

The following is a summary of the principal risks and uncertainties that could materially and adversely affect our business, results of operations, financial condition, cash flows, brand and/or the price of our outstanding ordinary shares, and make an investment in our ordinary shares speculative or risky. You should read this summary together with the more detailed description of each risk factor contained below. Additional risks beyond those summarized below or discussed elsewhere in this Annual Report on Form 10-K may apply to our business and operations as currently conducted or as we may conduct them in the future or to the markets in which we currently, or may in the future, operate.

Risks Related to our Business, Operations and Industry
- Our ability to increase our revenue and maintain our market share depends on our ability to successfully introduce and achieve market acceptance of new products on a timely basis. If our products do not keep pace with customer requirements, our results of operations will be adversely affected.
- We operate in highly competitive markets and our failure to anticipate and respond to technological changes and other market developments, including price competition, could harm our ability to compete and risk the commoditization of our products.
- We have been adversely affected by reduced, delayed, loss of or canceled purchases by one or more of our key customers, including large hyperscale data center companies and CSPs.
- We are dependent on sales to distributors and retailers, which may increase price erosion and the volatility of our sales.
- We must plan our investments in our products and incur costs before we have customer orders or know about the market conditions at the time the products are produced. If we fail to predict demand accurately for our products or if the markets for our products change, we may have insufficient demand or we may be unable to meet demand, which may materially and adversely affect our financial condition and results of operations.
- Changes in demand for computer systems, data storage subsystems and consumer electronic devices has previously and may in the future cause a decline in demand for our products.
- We have a long and unpredictable sales cycle for nearline storage solutions, which impairs our ability to accurately predict our financial and operating results in any period and may adversely affect our ability to manage inventory and forecast the need for investments and expenditures.
- We experience seasonal declines in the sales of our consumer products during the second half of our fiscal year which may adversely affect our results of operations.
- We may not be able to grow our systems, SSD and Lyve revenues, which would adversely affect our results of operations.
- Our worldwide sales and manufacturing operations subject us to risks that may adversely affect our business related to disruptions in international markets, currency exchange fluctuations and increased costs.
- If we do not control our costs, we will not be able to compete effectively and our financial condition may be adversely impacted.
- We may not be able to execute acquisitions, divestitures and other significant transactions successfully and we may have difficulty or fail to successfully integrate acquired companies.

Risks Associated with Supply and Manufacturing
- Shortages or delays in the receipt of, or cost increases in, critical components, equipment or raw materials necessary to manufacture our products, as well as reliance on single-source suppliers, may affect our production and development of products and may harm our operating results.
- We have cancelled purchase commitments with suppliers and incurred costs associated with such cancellations, and if revenues fall or customer demand decreases significantly, we may seek to cancel or may otherwise not meet our purchase commitments to certain suppliers in the future, which could result in damages, penalties, disputes, litigation, increased manufacturing costs or excess inventory.
- Due to the complexity of our products, some defects may only become detectable after deployment, which may lead to increased costs and adversely affect our operating results.

Risks Related to Human Capital and Corporate Responsibility
- The loss of or inability to attract, retain and motivate key executive officers and employees could negatively impact our business prospects.
- We are subject to risks related to corporate and social responsibility that could adversely affect our reputation and performance.

Risks Related to Financial Performance or General Economic Conditions
- Changes in the macroeconomic environment have impacted and may continue to negatively impact our results of operations.

- We may not be able to generate sufficient cash flows from operations and our investments to meet our liquidity requirements, including servicing our indebtedness and continuing to declare our quarterly dividend.
- Our quarterly results of operations fluctuate, sometimes significantly, from period to period, and may cause our share price to decline.
- Any cost reduction initiatives that we undertake may not deliver the results we expected and these actions may adversely affect our business.
- The effect of geopolitical uncertainties, war, terrorism, natural disasters, public health issues and other circumstances, on national and/or international commerce and on the global economy, could materially and adversely affect our results of operations and financial condition.
- We are subject to counterparty default risks.

Legal, Regulatory and Compliance Risks

- Our business is subject to various laws, regulations and governmental policies that may cause us to incur significant expense or adversely impact our results of operations and financial condition.
- Some of our products and services are subject to export control laws and other laws affecting the countries in which our products and services may be sold, distributed, or delivered, and any changes to or violation of these laws could have a material and adverse effect on our business, results of operations, financial condition and cash flows.
- Our business is exposed to risks associated with litigation, investigations and regulatory proceedings that may cause us to incur significant expense or adversely impact our results of operations and financial condition.
- Tax-related matters could have a material and adverse effect on our business, results of operations or financial condition.
- Changes in U.S. trade policy, including the imposition of sanctions or tariffs and the resulting consequences, may have a material and adverse impact on our business and results of operations.

Risks Related to Intellectual Property and Other Proprietary Rights

- We may be unable to protect our intellectual property rights, which could adversely affect our business, financial condition and results of operations.
- We are at times subject to intellectual property proceedings and claims which could cause us to incur significant additional costs or prevent us from selling our products, and which could adversely affect our results of operations and financial condition.
- Our business and certain products and services depend in part on intellectual property and technology licensed from third parties, as well as data centers and infrastructure operated by third parties.

Risks Related to Information Technology, Data and Information Security

- We could suffer a loss of revenue and increased costs, exposure to significant liability including legal and regulatory consequences, reputational harm and other serious negative consequences in the event of cyber-attacks, ransomware or other cyber security breaches or incidents that disrupt our operations or result in unauthorized access to, or the loss, corruption, unavailability or dissemination of proprietary or confidential information of our customers or about us or other third parties.
- We must successfully implement our new global enterprise resource planning system and maintain and upgrade our information technology ("IT") systems, and our failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Owning our Ordinary Shares

- The price of our ordinary shares may be volatile and could decline significantly.
- Any decision to reduce or discontinue the payment of cash dividends to our shareholders or the repurchase of our ordinary shares pursuant to our previously announced share repurchase program could cause the market price of our ordinary shares to decline significantly.

RISKS RELATED TO OUR BUSINESS, OPERATIONS AND INDUSTRY

Our ability to increase our revenue and maintain our market share depends on our ability to successfully introduce and achieve market acceptance of new products on a timely basis. If our products do not keep pace with customer requirements, our results of operations will be adversely affected.

The markets for our products are characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles and changes in customer demand. The success of our products and services also often depends on whether our offerings are compatible with our customers' or third-parties' products or services and their changing technologies. Our customers demand new generations of storage products as advances in computer hardware and software have created the need for improved storage, with features such as increased storage capacity, enhanced security, energy efficiency, improved performance and reliability and lower cost. We, and our competitors, have developed improved products, and we will need to continue to do so in the future.

Historically, our results of operations have substantially depended upon our ability to be among the first-to-market with new data storage product offerings. We have faced and may continue to face technological, operational and financial challenges in developing new products. In addition, our investments in new product development may not yield the anticipated results. Our market share, revenue and results of operations in the future may be adversely affected if we fail to:

- develop new products, identify business strategies and timely introduce competitive product offerings to meet technological shifts;
- consistently maintain our time-to-market performance with our new products;
- manufacture these products in adequate volume;
- meet specifications or satisfy compatibility requirements;
- qualify these products with key customers on a timely basis by meeting our customers' performance, quality and security specifications; or
- achieve acceptable manufacturing yields, quality and margins with these products.

Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our results of operations. Our failure to accurately anticipate customers' needs and accurately identify the shift in technological changes could materially and adversely affect our long-term financial results.

In addition, the concentration of customers in our largest end markets magnifies the potential adverse effect of missing a product qualification opportunity. If the delivery of our products is delayed, our customers may use our competitors' products to meet their requirements.

When we develop new products with higher capacity and more advanced technology, our results of operations may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products experience increases in failure rates, are of low quality or are not reliable, customers may reduce their purchases of our products, our factory utilization may decrease and our manufacturing rework and scrap costs, along with our service and warranty costs may increase. In addition, a decline in the reliability of our products may make it more difficult for us to effectively compete with our competitors.

Additionally, we may be unable to produce new products that have higher capacities and more advanced technologies in the volumes and timeframes that are required to meet customer demand. As part of our launch of the Mozaic hard drive platform, we are transitioning to key areal density recording technologies that use HAMR technology to increase HDD capacities. If our transitions to more advanced technologies, including the transition to HDDs utilizing HAMR technology, require development and production cycles that are longer than anticipated or if we otherwise fail to implement new HDD technologies successfully, we may lose sales and market share, which could significantly harm our financial results and reputation.

We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future. If our new products are not successful, our future results of operations may be adversely affected.

We operate in highly competitive markets and our failure to anticipate and respond to technological changes and other market developments, including price competition, could harm our ability to compete and risk the commoditization of our products.

We face intense competition in the data storage industry. Our principal sources of competition include HDD and SSD manufacturers, and companies that provide storage subsystems, including electronic manufacturing services and contract electronic manufacturing.

The markets for our data storage products are characterized by technological change, which is driven in part by the adoption of new industry standards. These standards provide mechanisms to ensure technology component interoperability but they also hinder our ability to innovate or differentiate our products. When this occurs, our products may be considered commodities, which could result in downward pressure on prices.

We also experience competition from other companies that produce alternative storage technologies such as flash memory, where increasing capacity, decreasing cost, energy efficiency and improvements in performance have resulted in SSDs that offer increased competition with our lower capacity, smaller form factor HDDs and a declining trend in demand for HDDs in our legacy markets. Some customers for both mass capacity storage and legacy markets have adopted SSDs as an alternative to hard drives in certain applications. Further adoption of SSDs or other alternative storage technologies may limit our total addressable HDD market, impact the competitiveness of our product portfolio and reduce our market share. Any resulting increase in competition could have a material and adverse effect on our business, financial condition and results of operations.

Our industry has experienced consolidation and may continue to consolidate. Consolidation may result in new or stronger competitors, and such competitors may have greater resources or competitive advantages. In addition, current and potential competitors have established or might establish cooperative relationships among themselves or with third parties, including some of our partners or suppliers, that result in declines in revenue or willingness to purchase or sell to us, as applicable, on favorable terms.

We have been adversely affected by reduced, delayed, loss of or canceled purchases by, one or more of our key customers, including large hyperscale data center companies and CSPs.

Some of our key customers, such as OEM customers including large hyperscale data center companies and CSPs, account for a large portion of our revenue in our mass capacity markets. While we have long-standing relationships with many of our customers, if any key customers were to significantly reduce, defer or cancel their purchases or delay product acceptances, or we were prohibited from selling to those key customers for any reason, such as export regulations, our revenues and results of operations may be materially and adversely affected, particularly if we are unable to collect any applicable cancellation charges. Although sales to key customers may vary from period to period, a key customer that permanently discontinues or significantly reduces its relationship with us, or that we are prohibited from selling to, could be difficult to replace. In line with industry practice, new key customers usually require that we pass a lengthy and rigorous qualification process. Accordingly, it may be a difficult, costly or prolonged process to attract and sign new key customers. Additionally, our customers' demand for our products may fluctuate due to factors beyond our control.

Furthermore, to the extent that there is consolidation among our customer base, or when supply exceeds demand in our industry, our customers may be able to command increased leverage in negotiating prices and other terms of sale, causing price erosion that could adversely affect our profitability. Furthermore, if such customer pressures require us to reduce our pricing such that our gross margins are diminished, it might not be feasible to sell to a particular customer, which could result in a decrease in our revenue. Consolidation among our customer base may also lead to reduced demand for our products, replacement of our products by the combined entity with those of our competitors and cancellations of orders, each of which could adversely affect our results of operations. If a significant transaction or regulatory impact involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a material and adverse effect on our business, results of operations and financial condition.

We are dependent on sales to distributors and retailers, which may increase price erosion and the volatility of our sales.

Sales to distributors and retailers of disk drive products account for a substantial portion of our revenue. Certain of our distributors and retailers may also market competing products. We face significant competition in this distribution channel as a result of limited product qualification programs and a focus on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility. In addition, deterioration in business and economic conditions has exacerbated price erosion and volatility as distributors and retailers lower prices to compensate for lower demand and higher inventory levels. Our distributors' and retailers' ability to access credit to fund their operations may also affect their purchases of our products. If prices decline significantly in this distribution channel or our distributors or retailers reduce purchases of our products, experience financial difficulties or terminate their relationships with us, our revenues and results of operations would be adversely affected.

We must plan our investments in our products and incur costs before we have customer orders or know about the market conditions at the time the products are produced. If we fail to predict demand accurately for our products or if the markets for our products change, we may have insufficient demand or we may be unable to meet demand, which may materially and adversely affect our financial condition and results of operations.

Our results of operations are highly dependent on strong cloud, enterprise and consumer spending and the resulting demand for our products. Reduced demand, particularly from our key cloud and enterprise customers as a result of a significant change in macroeconomic conditions or other factors, may result in a significant reduction or cancellation of their purchases from us, which has in the past and may in the future materially and adversely impact our business and financial condition.

Our manufacturing process requires us to make significant product-specific investments in inventory for production at least three to six months in advance. As a result, we incur inventory and manufacturing costs in advance of anticipated sales that may never materialize or that may be substantially lower than expected. If actual demand for our products is lower than the forecast, we may also experience excess and obsolescence of inventory, higher inventory carrying costs, factory underutilization charges and manufacturing rework costs, which have resulted in and could in the future result in material and adverse effects on our financial condition and results of operations. For example, due to customer inventory adjustments, we have experienced a slowdown in demand for our products, particularly in the mass capacity markets. These reductions in demand have required us to significantly reduce manufacturing production plans and recognize factory underutilization charges in fiscal years 2024 and 2023.

Other factors that have affected and may continue to affect our ability to anticipate or meet the demand for our products and adversely affect our results of operations include:

- competitive product announcements or technological advances that result in excess supply when customers cancel purchases in anticipation of newer products;
- variable demand resulting from unanticipated upward or downward pricing pressures;
- our ability to successfully qualify, manufacture and sell our data storage products;
- changes in our product mix, which may adversely affect our gross margins;
- key customers deferring or canceling purchases or delaying product acceptances, or unexpected increases in their orders;
- manufacturing delays or interruptions, particularly at our manufacturing facilities in China, Malaysia, Northern Ireland, Singapore, Thailand or the United States;
- limited access to components that we obtain from a single or a limited number of suppliers; and
- the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to non-U.S. customers.

Changes in demand for computer systems, data storage subsystems and consumer electronic devices has previously and may in the future cause a decline in demand for our products.

Our products are incorporated in computers, data storage systems deployed in data centers and consumer electronic devices. Historically, the demand for these products has been volatile. Unexpected slowdowns in demand for computers, data storage subsystems or consumer electronic devices generally result in sharp declines in demand for our products. Declines in customer spending on the systems and devices that incorporate our products could have a material and adverse effect on demand for our products and on our financial condition and results of operations. Uncertain global economic and business conditions can exacerbate, and have in the past exacerbated, these risks.

We are dependent on our long-term investments to manufacture adequate products. Our investment decisions in adding new manufacturing capacity require significant planning and lead time, and a failure to accurately forecast demand for our products could cause us to over-invest or under-invest, which would lead to excess capacity, underutilization charges, or impairments.

Sales to the legacy markets remain an important part of our business. These markets, however, have been, and we expect them to continue to be, adversely affected by:

- announcements or introductions of major new operating systems or semiconductor improvements or shifts in customer preferences, performance requirements and behavior, such as the shift to tablet computers, smart phones, NAND flash memory or similar devices that meet customers' cost and capacity metrics;
- longer product life cycles; and
- changes in macroeconomic conditions that cause customers to spend less, such as the imposition of new tariffs, increased laws and regulations, and increased unemployment levels.

The deterioration of demand for disk drives in certain of the legacy markets has accelerated, and we believe this deterioration may continue and may further accelerate, which has caused and could further cause our operating results to suffer.

In addition, we believe announcements regarding competitive product introductions from time to time have caused customers to defer or cancel their purchases, making certain inventory obsolete. Whenever an oversupply of products in the market causes our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other manufacturers than usual, which may materially and adversely affect our financial results.

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We have a long and unpredictable sales cycle for nearline storage solutions, which impairs our ability to accurately predict our financial and operating results in any period and may adversely affect our ability to manage inventory and forecast the need for investments and expenditures.

Our nearline storage solutions are technically complex and we typically supply them in high quantities to a small number of customers. Many of our products are tailored to meet the specific requirements of individual customers and are often integrated by our customers into the systems and products that they sell.

Our sales cycle for nearline storage solutions could exceed one year and be unpredictable, depending on the time required for developing, testing and evaluating our products before deployment, the size of deployment, and the complexity of system configuration necessary for development. Additionally, our nearline storage solutions are subject to variability of sales primarily due to the timing of IT spending as a reflection of cyclical demand from CSPs based on the timing of their procurement and deployment requirements and their ability to procure other components needed to build out data center infrastructure. Given the length of development and qualification programs and unpredictability of the sales cycle, we may be unable to accurately forecast product demand, which may result in excess inventory and associated inventory reserves or write-downs, which could harm our business, financial condition and results of operations.

We experience seasonal declines in the sales of our consumer products during the second half of our fiscal year which may adversely affect our results of operations.

In certain end markets, sales of computers, storage subsystems and consumer electronic devices tend to be seasonal, and therefore, we expect to continue to experience seasonality in our business as we respond to variations in our customers' demand for our products. In particular, sales of our consumer products have in the past and may in the future be lower during the second half of our fiscal year. Retail sales of certain of our legacy markets solutions traditionally experience higher demand in the first half of our fiscal year driven by consumer spending in the back-to-school season from late summer to fall and the traditional holiday shopping season from fall to winter. We experience seasonal reductions in the second half of our fiscal year in the business activities of our customers during international holidays like Lunar New Year, as well as in the summer months (particularly in Europe), which typically result in lower sales during those periods. Since our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our results of operations will fluctuate even if the forecasted demand for our products proves accurate. Failure to anticipate consumer demand for our branded solutions may also adversely impact our future results of operations. Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because of the rate and unpredictability of product transitions and new product introductions, as well as macroeconomic conditions. In particular, during periods when there are rapidly changing macroeconomic conditions, historical seasonality trends may not be a good indicator to predict our future performance and results of operations.

We may not be able to grow our systems, SSD and Lyve revenues, which would adversely affect our results of operations.

We have made and continue to make investments to grow our systems, SSD and Lyve platform revenues. Our ability to grow our systems, SSD and Lyve revenues is subject to the following risks:

- we may be unable to accurately estimate and predict data center capacity and requirements;
- we may be unable to offer compelling solutions or services to enterprises, subscribers or consumers;
- we may be unable to obtain cost effective supply of NAND flash memory in order to offer competitive SSD solutions; and
- our cloud systems revenues generally have a longer sales cycle, and growth is likely to depend on relatively large orders from a concentrated customer base, which may increase the variability of our results of operations and the difficulty of matching revenues with expenses.

Our results of operations and share price may be adversely affected if we are not successful in our efforts to grow our revenues as anticipated, particularly to the extent our revenues do not offset our investments. In addition, our growth in these markets may bring us into closer competition with some of our customers or potential customers, which may decrease their willingness to do business with us.

Our worldwide sales and manufacturing operations subject us to risks that may adversely affect our business related to disruptions in international markets, currency exchange fluctuations and increased costs.

We are a global company and have significant sales operations outside of the United States, including sales personnel and customer support operations. We also generate a significant portion of our revenue from sales outside the United States. Disruptions in the economic, environmental, political, legal or regulatory landscape in the countries where we operate may have a material and adverse impact on our manufacturing and sales operations. Disruptions in financial markets and the deterioration of global economic conditions have had and may continue to have an impact on our sales to customers and end-users.

Prices for our products are denominated predominantly in dollars, even when sold to customers located outside the United States. An increase in the value of the dollar could increase the real cost to our customers in those markets outside of the United States. This could adversely impact our sales and market share in such areas or increase pressure to lower our prices, and adversely impact our profit margins. In addition, we have revenue and expenses denominated in currencies other than the dollar, primarily the Thai Baht, Singaporean dollar, Chinese Renminbi and British Pound Sterling, which further exposes us to adverse movements in foreign currency exchange rates. A weakened dollar could increase the effective cost of our expenses such as payroll, utilities, tax and marketing expenses, as well as overseas capital expenditures. Any of these events could have a material and adverse effect on our results of operations. We have attempted to manage the impact of foreign currency exchange rate changes by, among other things, entering into foreign currency forward exchange contracts from time to time, which could be designated as cash flow hedges or not designated as hedging instruments. Our hedging strategy may be ineffective, and specific hedges may expire and not be renewed or may not offset any or more than a portion of the adverse financial impact resulting from currency variations. The hedging activities may not cover our full exposure, subject us to certain counterparty credit risks and may impact our results of operations. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk— *Foreign Currency Exchange Risk*" of this report for additional information about our foreign currency exchange risk.

In addition, certain countries in which we have operations have restrictive regulations over the movement of cash and/or foreign exchange across their borders. Similarly, Singapore may impose taxes on dividends of cash from our subsidiaries to the parent company. If we are unable to access our cash or we are required to pay taxes to repatriate such cash, our business and operations may be harmed, or we may need to seek other sources of liquidity.

The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins for us in some countries. Volatility in fuel costs, political instability or constraints and increases in the costs or reliability of air transportation may lead us to develop alternative shipment methods, which could disrupt our ability to receive raw materials, or ship finished products, and as a result our business and results of operations may be harmed.

If we do not control our costs, we will not be able to compete effectively and our financial condition may be adversely impacted.

We continually seek to make our cost structure and business processes more efficient. We are focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging our global capabilities, as well as external talent and skills, worldwide. Our strategy involves, to a substantial degree, increasing revenue and exabytes volume while controlling expenses. Because of our vertical design and manufacturing strategy, our operations have higher costs that are fixed or difficult to reduce in the short-term, including our costs related to utilization of existing facilities and equipment. If we fail to forecast demand accurately or if there is a partial or complete reduction in long-term demand for our products, we could be required to write off inventory and/or record excess capacity charges, which could negatively impact our gross margin and financial results. If we do not control our manufacturing and operating expenses, our ability to compete in the marketplace may be impaired. In the past, activities to reduce costs have included closures and transfers of facilities, significant personnel reductions, temporary salary reductions, restructuring efforts, asset write-offs and efforts to increase automation. Our restructuring efforts and other measures to reduce costs may not yield the intended benefits and may be unsuccessful or disruptive to our business operations which may materially and adversely affect our financial results.

We may not be able to execute acquisitions, divestitures and other significant transactions successfully and we may have difficulty or fail to successfully integrate acquired companies.

As part of our business strategy, we may acquire companies or businesses, divest businesses or assets, enter into strategic alliances and joint ventures, and make investments to further our business. Risks associated with these transactions have included, and may include:

- not fully realizing the anticipated profits or other benefits of any particular transaction in the timeframe we expected or at all due to competition, market trends, additional costs or investments, the actions of advisors, suppliers or other third parties, or other factors;
- certain transactions resulting in significant costs and expenses;
- failing to identify significant issues with the target during the due diligence process that result in significant liabilities;
- issuing common stock (potentially creating dilution) or incurring additional debt in order to finance a transaction, which financings may require us to accept onerous terms such as high interest rates or covenants that restrict our business;
- an adverse impact on our effective tax rate;
- acquiring a target with differing or inadequate privacy, data protection, and cybersecurity controls; and
- litigation.

In addition, if we fail to identify and complete such transactions and successfully integrate acquired businesses that further our strategic objectives, we may be required to expend additional resources to develop products, services and technology internally, which may put us at a competitive disadvantage. Integrations could significantly disrupt our business and the acquired business as they are often time-consuming and expensive and involve significant challenges, including successfully combining product and service offerings, entering or expanding markets, and retaining and integrating key employees, customers, distributors, facilities, technologies, and business systems, among other challenges. Furthermore, if there are future decreases in our stock price or significant changes in the business climate or results of operations of our reporting units, we may incur additional charges, including impairment charges.

In the case of a divestiture, we may have difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience fewer benefits than expected, and the impact of the divestiture on our revenue growth may be larger than projected.

RISKS ASSOCIATED WITH SUPPLY AND MANUFACTURING

Shortages or delays in the receipt of, or cost increases in, critical components, equipment or raw materials necessary to manufacture our products, as well as reliance on single-source suppliers, may affect our production and development of products and may harm our operating results.

The cost, quality and availability of components, subassemblies, certain equipment and raw materials used to manufacture our products are critical to our success. Particularly important for our products are components such as read/write heads, substrates for recording media, ASICs, spindle motors, printed circuit boards, suspension assemblies and NAND flash memory. Certain rare earth elements are also critical in the manufacture of our products. In addition, the equipment we use to manufacture our products and components is frequently custom made and comes from a few suppliers and the lead times required to obtain manufacturing equipment can be significant. Our efforts to control our costs, including capital expenditures, may also affect our ability to obtain or maintain such inputs and equipment, which could affect our ability to meet future demand for our products.

We rely on sole or a limited number of direct and indirect suppliers for some or all of these components and rare earth elements that we do not manufacture, including substrates for recording media, read/write heads, ASICs, preamplifiers, spindle motors, printed circuit boards, suspension assemblies and NAND flash memory. Our options in supplier selection in these cases are limited and the supplier-based technology has been and may continue to be single-sourced until wider adoption of the technology occurs and any necessary licenses become available. In light of this small, consolidated supplier base, if our suppliers increased their prices as a result of inflationary pressures from the current macroeconomic conditions or changes to such conditions, and we could not pass these price increases to our customers, our operating margin would decline. Also, many of these direct and indirect component suppliers are geographically concentrated, making our supply chain more vulnerable to regional disruptions such as severe weather, local or global health issues or pandemics, acts of terrorism, war and an unpredictable geopolitical climate, which have materially impacted, and may in the future impact the production, availability and transportation of many components. We also often aim to lead the market in new technology deployments and leverage unique and customized technology from single source suppliers who are early adopters in the emerging market. If there are any technical issues in the supplier's technology, it may also cause us to delay shipments of our new technology deployments, incur scrap, rework or warranty charges and harm our financial position. Further, if a sole source or limited source supplier decides not to do business with us for any reason, we may be unable to develop, manufacture and commercialize certain of our products, which would adversely affect our business and financial position.

We have experienced and could in the future experience increased costs and production delays that made us unable to obtain the necessary equipment or sufficient quantities of some components. We have also been forced and could in the future be forced to pay higher prices, make volume purchase commitments or advance deposits for some components, equipment or raw materials that were in short supply in the industry. If our direct and indirect vendors for these components are unable to meet our cost, quality, supply and transportation requirements or fulfill their contractual commitments and obligations, we may have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products. Further, if we have to allocate the components we receive to certain of our products and ship less of others due to shortages or delays in critical components, we may lose sales to customers who could purchase more of their required products from a competitor that either did not experience these shortages or delays or that made different allocations, and thus our revenue and operating margin would decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner. In addition, from time to time, some of our suppliers' manufacturing facilities may be fully utilized. If they fail to invest in additional capacity or deliver components in the required timeframe, such failure would have an impact on our ability to ramp new products, and may result in a loss of revenue or market share if our competitors did not utilize the same components and were not affected. Further, if our customers experience shortages of components or materials used in their products it could result in a decrease in demand for our products and have an adverse effect on our results of operations.

We have cancelled purchase commitments with suppliers and incurred costs associated with such cancellations, and if revenues fall or customer demand decreases significantly, we may seek to cancel or may otherwise not meet our purchase commitments to certain suppliers in the future, which could result in damages, penalties, disputes, litigation, increased manufacturing costs or excess inventory.

From time to time, we enter into long-term, non-cancelable purchase commitments or make large up-front investments with certain suppliers to secure certain components or technologies for the production of our products or to supplement our internal manufacturing capacity for certain components. In the September and December 2023 quarters, due to changes in forecasted demand, we cancelled certain purchase commitments and incurred associated fees, as well as sought to reduce or otherwise modify purchase commitments with other suppliers. If our actual revenues in the future are lower than our projections or if customer demand decreases significantly below our projections, we may seek to cancel or modify or may otherwise not meet our additional purchase commitments with certain suppliers. As a result, it is possible that our revenues will not be sufficient to recoup our up-front investments, in which case we will have to shift output from our internal manufacturing facilities to these suppliers, resulting in higher internal manufacturing costs, or we may be required to make penalty-type payments or pay specified amounts under the terms of these contracts for failure to meet our purchase commitments or otherwise satisfy our obligations under the contracts. We have and may continue to have disputes with our suppliers regarding our purchase commitments, including the cancellation or reduction of such commitments, that we may be unable to resolve, which have resulted and may again result in settlements, litigation that could result in adverse judgments or other litigation-related costs, the amounts of which may be material, as well as disruption to our supply chain and require management's attention. Additionally, because our markets are volatile, competitive and subject to rapid technology and price changes, we face inventory and other asset risks in the event we do not fully utilize purchase commitments. If we cancel purchase commitments, are unable to fully utilize our purchase commitments or shift output from our internal manufacturing facilities to meet the commitments, our gross margin and operating margin could be materially and adversely impacted.

Due to the complexity of our products, some defects may only become detectable after deployment, which may lead to increased costs and adversely affect our operating results.

Our products are highly complex and are designed to operate in and form part of larger complex networks and storage systems. Our products may contain a defect or be perceived as containing a defect by our customers as a result of improper use or maintenance. Lead times required to manufacture certain components are significant, and a quality excursion may take significant time and resources to remediate. Defects in our products, third-party components or in the networks and systems of which they form a part, directly or indirectly, have resulted in and may in the future result in:

- increased costs and product delays until the complex solution-level interoperability issues are resolved;
- costs associated with the remediation of any problems attributable to our products;
- loss of or delays in revenues;
- loss of customers;
- failure to achieve market acceptance and loss of market share;
- increased service and warranty costs; and
- increased insurance costs.

Defects in our products could also result in legal actions by our customers for breach of warranty, property damage, injury or death. Such legal actions including, but not limited to, product liability claims could exceed the level of insurance coverage that we have obtained. Any significant uninsured claims could significantly harm our financial condition.

RISKS RELATED TO HUMAN CAPITAL AND CORPORATE RESPONSIBILITY

The loss of or inability to attract, retain and motivate key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. We have experienced intense competition for qualified and capable personnel in many locations in which we operate, including China, Northern Ireland, Singapore, Thailand and the United States, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future. Additionally, because a portion of our key personnel's compensation is contingent upon the performance of our business, including through cash bonuses and equity compensation, when the market price of our ordinary shares fluctuates or our results of operations or financial condition are negatively impacted, we may be at a competitive disadvantage for retaining and hiring employees. The reductions in workforce, salary reductions and variability in our bonus payouts that resulted from our historical restructurings have also made and may continue to make it difficult for us to recruit and retain personnel. Increased difficulty in accessing, recruiting or retaining personnel may lead to increased manufacturing and employment compensation costs, which could adversely affect our results of operations. The loss of one or more of our key personnel or the inability to hire and retain key personnel could have a material and adverse effect on our business, results of operations and financial condition.

We are subject to risks related to corporate and social responsibility that could adversely affect our reputation and performance.

Many factors influence our reputation including the perception held by our customers, suppliers, partners, shareholders, other key stakeholders and the communities in which we operate. Our key customers' satisfaction with the volume, quality and timeliness of our products is a material element of our market reputation, and any damage to our key customer relationships could materially and adversely affect our reputation. We face increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, sustainability, supply chain management, climate change, the usage of AI, workplace conduct and human rights. The increasing concern over climate change could also result in shifting customer preferences and regulations. Changing customer preferences may result in increased demands or requirements regarding our solutions, products and services, including the use of packaging materials, chemicals and other components in our products. These demands may cause us to incur additional costs or make other changes to our operations, which could adversely affect our financial results. If we fail to manage these requirements in an effective manner, customer demand for our solutions, products, and services could diminish, and our profitability could suffer.

Further, despite our policies to the contrary, our employees and personnel may violate environmental, social or governance standards or engage in other unethical conduct. These acts, or any accusation of such conduct, even if proven to be false, could adversely impact the reputation of our business. Any harm to our reputation could impact employee engagement and retention, our corporate culture and the willingness of customers, suppliers and partners to do business with us, which could have a material and adverse effect on our business, results of operations and cash flows.

RISKS RELATED TO FINANCIAL PERFORMANCE OR GENERAL ECONOMIC CONDITIONS

Changes in the macroeconomic environment have impacted and may continue to negatively impact our results of operations.

Changes in macroeconomic conditions may affect consumer and enterprise spending, and as a result, our customers may postpone or cancel spending in response to volatility in credit and equity markets, negative financial news and/or declines in income or asset values, all of which may have a material and adverse effect on the demand for our products and/or result in significant changes in our product prices. Other factors that could have a material and adverse effect on demand for our products, financial condition and results of operations include inflation, slower growth or recession, conditions in the labor market, healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer and business spending behavior. These changes could happen rapidly and we may not be able to react quickly to prevent or limit our losses or exposures.

Macroeconomic developments such as adverse economic conditions worldwide or efforts of governments to stimulate or stabilize the economy, international conflicts, trade disputes, sanctions, increased tariffs between the United States and China, Mexico and other countries and the withdrawal of the United Kingdom from the EU, have and may continue to adversely impact our business. Significant inflation and related increases in interest rates have negatively affected our business in recent quarters and could continue in the near future to negatively affect our business, operating results or financial condition or the markets in which we operate, which, in turn, could adversely affect the price of our ordinary shares. A general weakening of, and related declining corporate confidence in, the global economy or the curtailment in government or corporate spending could cause current or potential customers to reduce their IT budgets or be unable to fund data storage products, which could cause customers to delay, decrease or cancel purchases of our products or cause customers to not pay us or to delay paying us for previously purchased products and services.

We may not be able to generate sufficient cash flows from operations and our investments to meet our liquidity requirements, including servicing our indebtedness and continuing to declare our quarterly dividend.

We are leveraged and require significant amounts of cash to service our outstanding indebtedness. Our business may not generate sufficient cash flows to enable us to meet our liquidity requirements, including working capital, capital expenditures, product development efforts, investments, servicing our indebtedness and other general corporate requirements. Our high level of debt presents the following risks:

- we are required to use a substantial portion of our cash flows from operations to service our debt, which reduces the availability of our cash flows to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;
- our substantial leverage increases our vulnerability to economic downturns, decreases the availability of capital and may subject us to a competitive disadvantage vis-à-vis those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry, and could limit our ability to borrow additional funds on satisfactory terms for operations or capital to implement our business strategies; and
- covenants in our debt agreements, including our existing Credit Agreement (as defined herein), limit, among other things, our ability to pay future dividends or make other restricted payments and investments and to incur additional indebtedness, which could restrict our ability to execute on our business strategy or react to the economic environment.

In addition, our ability to service our debt obligations and comply with debt covenants depends on our financial performance. If we fail to meet our debt service obligations or fail to comply with debt covenants, or are unable to modify, obtain a waiver, or cure a debt covenant on terms acceptable to us or at all, we could be in default of our debt agreements and instruments. Such a default could result in an acceleration of our indebtedness, including via cross-defaults, and may require us to change capital allocation or engage in distressed debt transactions on terms unfavorable to us, which could have a material negative impact on our financial performance, stock market price and operations.

In the event the conditional exchange feature of our 2028 Notes is triggered, holders of the 2028 Notes will be entitled to exchange their 2028 Notes at any time during specified periods at their option. Pursuant to the terms of the indenture governing the 2028 Notes, if one or more holders elect to exchange their 2028 Notes, we would be required to settle the principal portion of our exchange obligation in cash, and any remainder of the exchange obligation in excess of such principal amount in cash, ordinary shares issued by us or a combination of cash and ordinary shares, at our election. Such cash payment obligations could adversely affect our liquidity. In addition, if the conditional exchange feature of our 2028 Notes is triggered, even if holders of the 2028 Notes do not elect to exchange their 2028 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of such 2028 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

In the event we need to refinance all or a portion of our outstanding debt as it matures or incur additional debt to fund our operations, we may not be able to refinance our existing debt or incur additional debt to fund our operations on terms acceptable to us or at all. If prevailing interest rates or other factors result in higher interest rates upon refinancing, then the interest expense relating to our debt would increase. Furthermore, if any rating agency changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our ability to refinance existing debt or raise additional capital and increase the interest costs under our existing Credit Agreement.

Our quarterly results of operations fluctuate, sometimes significantly, from period to period, and may cause our share price to decline.

Our quarterly revenue and results of operations fluctuate, sometimes significantly, from period to period. These fluctuations, which we expect to continue, have been and may continue to be precipitated by a variety of factors, including:

- uncertainty in global economic and political conditions, and instability or war or adverse changes in the level of economic activity in the major regions in which we do business;
- competitive pressures resulting in lower prices by our competitors which may shift demand away from our products;
- announcements of new products, services or technological innovations by us or our competitors, and delays or problems in our introduction of new, more cost-effective products, the inability to achieve high production yields or delays in customer qualification or initial product quality issues;
- changes in customer demand or the purchasing patterns or behavior of our customers;
- application of new or revised industry standards;

- disruptions in our supply chain, including increased costs or adverse changes in availability of supplies of raw materials or components;
- increased costs of electricity and/or other energy sources, freight and logistics costs or other materials or services necessary for the operation of our business;
- pandemics or other global health issues that impact our operations as well as those of our customers and suppliers;
- the impact of corporate restructuring activities that we have and may continue to engage in;
- changes in the demand for the computer systems and data storage products that contain our products;
- unfavorable supply and demand imbalances;
- our high proportion of fixed costs, including manufacturing and research and development expenses;
- any impairments in goodwill or other long-lived assets;
- changes in tax laws, such as global tax developments applicable to multinational businesses; the impact of trade barriers, such as import/export duties and restrictions, sanctions, tariffs and quotas, imposed by the United States or other countries in which the Company conducts business;
- the evolving legal and regulatory, economic, environmental and administrative climate in the international markets where the Company operates; and
- adverse changes in the performance of our products.

As a result, we believe that quarter-to-quarter and year-over-year comparisons of our revenue and results of operations may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our results of operations in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in our market value.

Any cost reduction initiatives that we undertake may not deliver the results we expected and these actions may adversely affect our business.

From time to time, we engage in restructuring plans that have resulted and may continue to result in workforce reduction and consolidation of our real estate facilities and our manufacturing footprint. In addition, management will continue to evaluate our global footprint and cost structure, and additional restructuring plans may be considered. As a result of our restructurings, we have experienced and may in the future experience a loss of continuity, loss of accumulated knowledge, disruptions to our operations and inefficiency during transitional periods. Any cost-cutting measures could impact employee retention. In addition, we cannot be sure that any future cost reductions or global footprint consolidations will deliver the results we expect, be successful in reducing our overall expenses as we expect or that additional costs will not offset any such reductions or global footprint consolidation. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our results of operations may be adversely affected.

The effect of geopolitical uncertainties, war, terrorism, natural disasters, public health issues and other circumstances, on national and/or international commerce and on the global economy, could materially and adversely affect our results of operations and financial condition.

Geopolitical uncertainty, terrorism, instability or war, such as the military action against Ukraine launched by Russia and the latest developments in the Middle East conflict, natural disasters, public health issues and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business, our direct and indirect suppliers, logistics providers, manufacturing vendors and customers. Our business operations are subject to interruption by natural disasters such as floods and earthquakes, fires, power or water shortages, terrorist attacks, other hostile acts, labor disputes, public health issues and related mitigation actions, and other events beyond our control. Such events may decrease demand for our products, make it difficult or impossible for us to make and deliver products to our customers or to receive components from our direct and indirect suppliers, and create delays and inefficiencies in our supply chain.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. The impact of climate change may increase these risks due to changes in weather patterns, such as increases in storm intensity, sea-level rise and temperature extremes in areas where we or our suppliers and customers conduct business. We have a number of our employees located in regions known for seismic activity, wildfires and drought conditions. To mitigate wildfire risk, electric utilities are deploying public safety power shutoffs, which affects electricity reliability to our facilities and our communities. Many of our suppliers and customers are also located in areas with risks of natural disasters. In the event of a natural disaster, losses and significant recovery time could be required to resume operations and our financial condition and results of operations could be materially and adversely affected.

Should major public health issues, including pandemics, arise, we could be negatively affected by stringent employee travel restrictions, additional limitations or cost increases in freight and other logistical services, governmental actions limiting the movement of products or employees between regions, increases in or changes to data collection and reporting obligations, delays in production ramps of new products, and disruptions in our operations and those of some of our key direct and indirect suppliers and customers.

We are subject to counterparty default risks.

We have numerous arrangements with financial institutions that subject us to counterparty default risks, including the capped call transactions, cash and investment deposits, and foreign currency forward exchange contracts and other derivative instruments. As a result, we are subject to the risk that the counterparty to one or more of these arrangements will, voluntarily or involuntarily, default on its performance obligations. In times of market distress in particular, a counterparty may not comply with its contractual commitments that could then lead to it defaulting on its obligations with little or no notice to us, thereby limiting our ability to take action to lessen or cover our exposure. Additionally, our ability to mitigate our counterparty exposures could be limited by the terms of the relevant agreements or because market conditions prevent us from taking effective action. For example, our exposure to the credit risk of the option counterparties to the capped call transactions will not be secured by any collateral. If one of our counterparties, including the option counterparties to the capped call transactions, becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of any such counterparty default, we could incur significant losses, which could have a material and adverse effect on our business, results of operations, or financial condition. Our exposure to counterparty risk with respect to the capped call transactions will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our ordinary shares. In addition, upon a default by an option counterparty, we may suffer more dilution than we currently anticipate with respect to our ordinary shares. We can provide no assurance as to the financial stability or viability of the option counterparties to the capped call transactions.

Further, our customers could have reduced access to working capital due to global economic conditions, higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer's, or their bank's financial condition or the inability to access other financing, which would increase our credit and non-payment risk, and could result in an increase in our operating costs or a reduction in our revenue. Also, our customers outside of the United States are sometimes allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period. In addition, some of our OEM customers have adopted a subcontractor model that requires us to contract directly with companies, such as original design manufacturers, that provide manufacturing and fulfillment services to our OEM customers. Because these subcontractors are generally not as well capitalized as our direct OEM customers, this subcontractor model exposes us to increased credit risks. Our agreements with our OEM customers may not permit us to increase our product prices to alleviate this increased credit risk.

LEGAL, REGULATORY AND COMPLIANCE RISKS

Our business is subject to various laws, regulations and governmental policies that may cause us to incur significant expense or adversely impact our results of operations and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies. Laws, regulations and policies may change in ways that will require us to modify our business model and objectives or affect our returns on investments by restricting existing activities and products, subjecting them to escalating costs or prohibiting them outright. Jurisdictions such as China, Malaysia, Northern Ireland, Singapore, Thailand and the U.S., in which we have significant operating assets, and the European Union each have exercised and continue to exercise significant influence over many aspects of their domestic economies including, but not limited to, fair competition, tax practices, anti-corruption, anti-trust, data privacy, protection, security and sovereignty, price controls and international trade, which have had and may continue to have an adverse effect on our business operations and financial condition.

Our business, particularly our Lyve products and related offerings, is subject to state, federal, and international laws and regulations relating to data privacy, data protection and data security, including security breach notification, data retention, transfer and localization. Laws and regulations relating to these matters evolve frequently and their scope may change through new legislation, amendments to existing legislation and changes in interpretation or enforcement and may impose conflicting and inconsistent obligations. Any such changes, and any changes to our products or services or manner in which our customers utilize them may result in new or enhanced costly compliance requirements and governmental or regulatory scrutiny, may limit our ability to operate in certain jurisdictions or to engage in certain data processing activities, and may require us to modify our practices and policies, potentially in a material manner, which we may be unable to do in a timely or commercially reasonable manner or at all.

Further, the sale and manufacturing of products in certain countries subjects us and our suppliers to local and international laws and regulations governing protection of the environment, including those governing climate change, discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, restrictions on the presence of certain substances in electronic products and the responsibility for environmentally safe disposal or recycling. If additional or more stringent requirements are imposed on us and our suppliers in the future, we could incur additional operating costs and capital expenditures. If we fail to comply with applicable environmental laws, regulations, initiatives, or standards of conduct, our customers may refuse to purchase our products and we could be subject to fines, penalties and possible prohibition of sales of our products into one or more states or countries, liability to our customers and damage to our reputation, which could result in a material and adverse effect on our financial condition or results of operations.

As the laws and regulations to which we are subject continue to change and vary greatly from jurisdiction to jurisdiction, compliance with such laws and regulations may be onerous, may create uncertainty as to how they will be applied and interpreted, and may continue to increase our cost of doing business globally.

Some of our products and services are subject to export control laws and other laws affecting the countries in which our products and services may be sold, distributed, or delivered, and any changes to or violation of these laws could have a material and adverse effect on our business, results of operations, financial condition and cash flows.

Due to the global nature of our business, we are subject to import and export restrictions and regulations, including the Export Administration Regulations ("EAR") administered by BIS and the trade and economic sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). We incorporate encryption technology into certain of our products and solutions. These encryption products and the underlying technology may be exported outside of the United States only with export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. The United States, through BIS and OFAC, places restrictions on the sale or export of certain products and services to certain countries, persons and entities, as well as for certain end-uses, such as military, military-intelligence and weapons of mass destruction end-uses. The U.S. government also imposes sanctions through executive orders restricting U.S. companies from conducting business activities with specified individuals and companies. Although we have controls and procedures to ensure compliance with all applicable regulations and orders, we cannot predict whether changes in laws or regulations by the United States, China or another jurisdiction will affect our ability to sell our products and services to existing or new customers. Additionally, we cannot ensure that our interpretation of relevant restrictions and regulations will be accepted in all cases by relevant regulatory and enforcement authorities. On April 18, 2023, we entered into a Settlement Agreement with BIS (the "Settlement Agreement") that resolved BIS' allegations regarding our sales of hard disk drives to Huawei. We agreed to complete three audits of our compliance with the license requirements of Section 734.9 of the EAR, and have completed the first audit. The Settlement Agreement also includes a denial order that is suspended and will be waived five years after the date of the order issued under the Settlement Agreement, provided that we have made full and timely payments under the Settlement Agreement and timely completed the audit requirements. Despite our best efforts to comply with the terms of the Settlement Agreement, we may fail to do so. Failure to comply with the Settlement Agreement could result in significant penalties, including the loss of the suspension of the denial order which would prohibit us from exporting our products subject to the EAR outside of the United States, and could have a material and adverse effect on our business, results of operations, financial condition and cash flows.

Despite our best efforts to comply with all applicable export control and sanctions laws and regulations, we may discover additional violations. From time to time, we have voluntarily self-reported potential export violations to OFAC or BIS. Although voluntary self-disclosure is considered a mitigating factor by OFAC and BIS, in light of the Settlement Agreement, we may be subject to increased penalties. If we were ever found to have violated applicable export control or sanctions laws, we may be subject to penalties which could have a material and adverse impact on our business, results of operations, financial condition and cash flows. Even if we were not found to have violated such laws, the political and media scrutiny surrounding any governmental investigation of us could cause us significant expense and reputational harm. Such collateral consequences could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Violators of any U.S. export control and sanctions laws may be subject to significant penalties, which may include monetary fines, criminal proceedings against them and their officers and employees, a denial of export privileges, and suspension or debarment from selling products to the U.S. government. Moreover, the sanctions imposed by the U.S. government could be expanded in the future. Our products could be shipped to restricted end-users or for restricted end-uses by third parties, including potentially our channel partners, despite our precautions. In addition, if our partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. A significant portion of our sales are to customers in the Asia Pacific region and other geographies that have been the recent focus of changes in U.S. export control policies. Various U.S. agencies have implemented and are considering additional changes to the regulations to increase controls over advanced computing chips, computers and related technologies. Any further limitation that impedes our ability to export or sell our products and services could materially and adversely affect our business, results of operations, financial condition and cash flows.

Other countries also regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to sell or distribute our products and services or could limit our partners' or customers' ability to sell or use our products and services in those countries, which could materially and adversely affect our business, results of operations, financial condition and cash flows. Violations of these regulations may result in significant penalties and fines. Changes in our products and services or future changes in export and import regulations may create delays in the introduction of our products and services in those countries, prevent our customers from deploying our products and services globally or, in some cases, prevent the export or import or sale of our products and services to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations, in the countries where we operate could result in decreased use of our products and services by, or in our decreased ability to export or sell our products and services to, new or existing customers, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

Our business is exposed to risks associated with litigation, investigations and regulatory proceedings that may cause us to incur significant expense or adversely impact our results of operations and financial condition.

From time to time, we have been and may continue to be involved in various legal, regulatory or administrative investigations, inquiries, negotiations or proceedings arising in the normal course of business. See "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" contained in this Annual Report for a description of material legal proceedings. Litigation and government investigations or other proceedings are subject to inherent risks and uncertainties that may cause an outcome to differ materially from our expectations and may result in us being required to pay substantial damages, fines or penalties and cease certain practices or activities, and may harm our reputation and market position, all of which could materially harm our business, results of operations and financial conditions. The costs associated with litigation and government proceedings can also be unpredictable depending on the complexity and length of time devoted to such litigation or proceeding. Litigation and governmental investigations or other proceedings may also divert the efforts and attention of our key personnel, which could also harm our business.

In addition, regulation or government scrutiny may impact the requirements for marketing our products and slow our ability to introduce new products, resulting in an adverse impact on our business. Although we have implemented policies and procedures designed to ensure compliance, there can be no assurance that our employees, contractors or agents will not violate these or other applicable laws, rules and regulations to which we are and may be subject. Actual or perceived violations of these laws and regulations could lead to significant penalties, restraints on our export or import privileges, monetary fines, government investigations, disruption of our operating activities, damage to our reputation and corporate brand, criminal proceedings and regulatory or other actions that could materially and adversely affect our results of operations. The political and media scrutiny surrounding a governmental investigation for the violation of such laws, even if an investigation does not result in a finding of violation, could cause us significant expense and collateral consequences, including reputational harm, that could have an adverse impact on our business, results of operations and financial condition.

Tax-related matters could have a material and adverse effect on our business, results of operations or financial condition.

We are subject to income taxes, as well as indirect taxes and other tax claims in tax regimes we are subject to or operate under. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Any changes in tax laws and regulations could have a material and adverse effect on our tax obligations and effective tax rate.

In particular, potential uncertainty of changes to global tax laws, including global initiatives put forth by the Organization for Economic Co-operation and Development ("OECD") and tax laws in any jurisdiction in which we operate have had and may continue to have an effect on our business, corporate structure, operations, sales, liquidity, capital requirements, effective tax rate, results of operations, and financial performance. The member states of the European Union agreed to implement the OECD's Pillar Two framework, which imposes a global corporate minimum tax rate of 15%. In December 2022, the Council of the European Union ("EU") formally adopted the EU Minimum Tax Directive, which would require member states to adopt Pillar Two into their domestic law. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023. The United Kingdom and certain other jurisdictions in which we operate have enacted legislation to implement Pillar Two. Other countries may also adopt the Pillar Two framework. The enactment of Pillar Two legislation is not expected to have a material and adverse effect on the Company's financial statements in the initial year of enactment. These changes may materially increase the level of income tax in future periods, especially for jurisdictions in which we currently have tax incentives, such as Singapore and Thailand.

In addition, we are subject to examinations of our income tax returns in tax regimes we are subject to or operate under. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the examinations. There can be no assurance that the final determination of any of these examinations will not have an adverse effect on our effective tax rates, financial condition and results of operations.

Our future effective tax rate may also be affected by a variety of factors, including changes in our business or statutory rates, the mix of earnings in countries with differing statutory tax rates, available tax incentives, credits and deductions, the expiration of statutes of limitations, changes in accounting principles, adjustments to income taxes upon finalization of tax returns, increases in expenses not deductible for tax purposes, the estimates of our deferred tax assets and liabilities and deferred tax asset valuation allowances, changing interpretation of existing laws or regulations, the impact of accounting for business combinations, as well as changes in the domestic or international organization of our business and structure.

Changes in U.S. trade policy, including the imposition of sanctions or tariffs and the resulting consequences, may have a material and adverse impact on our business and results of operations.

We face uncertainty with regard to U.S. government trade policy. Current U.S. government trade policy includes tariffs on certain non-U.S. goods, including information and communication technology products. These measures may materially increase costs for goods imported into the United States. This in turn could require us to materially increase prices to our customers which may reduce demand, or, if we are unable to increase prices to adequately address any tariffs, quotas or duties, could lower our margin on products sold and negatively impact our financial performance. Changes in U.S. trade policy have resulted in, and could result in more, U.S. trading partners adopting responsive trade policies, including imposition of increased tariffs, quotas or duties. Such policies could make it more difficult or costly for us to export our products to those countries, therefore negatively impacting our financial performance.

RISKS RELATED TO INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

We may be unable to protect our intellectual property rights, which could adversely affect our business, financial condition and results of operations.

We rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, security measures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant and expensive disputes regarding our intellectual property rights and those of others, including claims that we may be infringing patents, trademarks and other intellectual property rights of third parties. We expect that we will be involved in similar disputes in the future.

There can be no assurance that:
- any of our existing patents will continue to be held valid, if challenged;
- patents will be issued for any of our pending applications;
- any claims allowed from existing or pending patents will have sufficient scope or strength to protect us;
- our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage;
- we will be able to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers and employees and through other security measures; and
- others will not gain access to our trade secrets.

In addition, our competitors may be able to design their products to circumvent our patents and other proprietary rights. Enforcement of our rights often requires litigation. If we bring a patent infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully countersue us for infringement of their patents or assert a counterclaim that our patents are invalid or unenforceable.

Furthermore, we have significant operations and sales in countries where intellectual property laws and enforcement policies are often less developed, less stringent or more difficult to enforce than in the United States. Therefore, we cannot be certain that we will be able to protect our intellectual property rights in jurisdictions outside the United States.

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We are at times subject to intellectual property proceedings and claims which could cause us to incur significant additional costs or prevent us from selling our products, and which could adversely affect our results of operations and financial condition.

We are subject from time-to-time to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us, or our customers, in connection with the manufacturing, use, sale or offering for sale of our products. Intellectual property litigation can be expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, which may cause actual results to differ materially from our expectations. Some of the actions that we face from time-to-time seek injunctions against the sale of our products and/or substantial monetary damages, which, if granted or awarded, could materially harm our business, financial condition and operating results.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. We may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. If our products were found to infringe the intellectual property rights of others, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products in one or more geographic locations, expend significant resources to develop non-infringing technology, discontinue the use of specific processes or obtain licenses to the technology infringed. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully to avoid infringement. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products, which could adversely affect our results of operations and financial condition. See "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" contained in this report for a description of material intellectual property proceedings.

Our business and certain products and services depend in part on intellectual property and technology licensed from third parties, as well as data centers and infrastructure operated by third parties.

Some of our business and some of our products rely on or include software licensed from third parties, including open source licenses. We may not be able to obtain or continue to obtain licenses from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our intellectual property. Third-party components and technology may become obsolete, defective or incompatible with future versions of our products or services, or our relationship with the third party may deteriorate, or our agreements may expire or be terminated. We may face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. In order to remain in compliance with the terms of our licenses, we monitor and manage our use of third-party software, including both proprietary and open source license terms to avoid subjecting our products and services to conditions we do not intend, such as the licensing or public disclosure of our intellectual property without compensation or on undesirable terms. The terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products or services. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our product offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material effect on our business, financial condition, results of operations and cash flow, such as diverting resources away from our development efforts if we are required to take remedial action.

In addition, we also rely upon third-party hosted infrastructure partners globally to serve customers and operate certain aspects of our business or services. Any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted.

RISKS RELATED TO INFORMATION TECHNOLOGY, DATA AND INFORMATION SECURITY

We could suffer a loss of revenue and increased costs, exposure to significant liability including legal and regulatory consequences, reputational harm and other serious negative consequences in the event of cyber-attacks, ransomware or other cyber security breaches or incidents that disrupt our operations or result in unauthorized access to, or the loss, corruption, unavailability or dissemination of proprietary or confidential information of our customers or about us or other third parties.

Our operations are dependent upon our ability to protect our digital infrastructure and data. We manage, store and otherwise process various proprietary information and sensitive or confidential data relating to our operations, as well as to our customers, suppliers, employees and other third parties, and we store subscribers' data on Lyve, our edge-to-cloud mass storage platform. As our operations become more automated and increasingly interdependent and our edge-to-cloud mass storage platform service grows, our exposure to the risks posed by storage, transfer, maintenance and other processing of data, such as damage, corruption, loss, unavailability, unauthorized acquisition and other processing, and other security risks, including risks of disruptions to our platform or security breaches and incidents impacting our digital infrastructure and data, will continue to increase.

Despite the measures we and our vendors put in place designed to protect our computer equipment, data and systems, our customers, suppliers, employees or other third parties have been and may continue to be vulnerable to phishing and other forms of social engineering attacks, employee or contractor error, hacking, cyberattacks, ransomware and other malware, malfeasance, system error or other irregularities or incidents, including from attacks or breaches and incidents at third party vendors we utilize. In addition, the measures we and our vendors take may not be sufficient for all eventualities. Threat actors are increasingly using tools and techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and others may be unable to anticipate, detect, deflect, contain or recover from cyberattacks in a timely or effective manner. As AI capabilities improve and are increasingly adopted, we may be subject to cyberattacks created with AI. For example, attacks could be crafted with an AI tool to attack information systems by creating more effective phishing emails or social engineering or by exploiting vulnerabilities in electronic security programs utilizing false image or voice recognition, or could result from our or our customers or business partners incorporating the output of an AI tool, such as malicious code from an AI-generated source code. Our network and storage applications, as well as those of our customers, business partners, and third-party providers, have been and may in the future be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions. Additionally, there have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our suppliers' or other vendors' systems, networks, or other components or infrastructure have not been compromised or do not contain exploitable defects, bugs or vulnerabilities. We anticipate that these threats will continue to grow in scope and complexity over time due to the development and deployment of increasingly advanced tools and techniques.

We and our vendors may be unable to anticipate or prevent these attacks and other threats, react in a timely manner, or implement adequate preventive measures, and we and they may face delays in detection or remediation of, or other responses to, security breaches and other security-related incidents. The costs to eliminate or address security problems and security vulnerabilities before or after a security breach or incident may be significant. Certain legacy IT systems may not be easily remediated, and our disaster recovery planning may not be sufficient for all eventualities. Our remediation and other aspects of our efforts to address any attack, compromise, breach or incident may not be successful and could result in interruptions, delays or cessation of service. Security breaches or incidents and unauthorized access to, or loss, corruption, unavailability, or processing of data we and our vendors maintain or otherwise process has exposed us and could expose us, or our vendors, customers or other third parties to a risk of loss or misuse of this data. Any actual or perceived breach incident could result in litigation or governmental investigations, fines, penalties, indemnity obligations and other potential liability and costs for us, materially damage our brand, cause us to lose existing or potential customers, impede critical functions or otherwise materially harm our business, results of operations and financial condition.

Additionally, defending against claims, litigation or regulatory inquiries or proceedings relating to any actual or potential security breach or other security incident, regardless of merit, could be costly and divert attention of key personnel. We cannot ensure that any provisions in our contracts with customers or others relating to limitations of liability would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any claim. The insurance coverage we maintain that is intended to address certain data security risks may be insufficient to cover all types of claims or losses that may arise and has been increasing in price over time. We cannot be certain that insurance coverage will continue to be available to us on economically reasonable terms, or at all.

We must successfully implement our new global enterprise resource planning system and maintain and upgrade our information technology ("IT") systems, and our failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

We are in the process of implementing, and will continue to invest in and implement, modifications and upgrades to our IT systems and procedures, including making changes to legacy systems or acquiring new systems with new functionality, and building new policies, procedures, training programs and monitoring tools.

We are engaged in a multi-year implementation of a new global enterprise resource planning system ("ERP") which has required and will continue to require significant investment of human and financial resources. The ERP is designed to efficiently maintain our financial records and provide information important to the operation of our business to our management team. In implementing the ERP, we may experience significant increases to inherent costs and risks associated with changing and acquiring these systems, policies, procedures and monitoring tools, including capital expenditures, additional operating expenses, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems policies, procedures or monitoring tools into our current systems. Any significant disruption or deficiency in the design and implementation of the ERP may adversely affect our ability to process orders, ship product, send invoices and track payments, fulfill contractual obligations, maintain effective disclosure controls and internal control over financial reporting or otherwise operate our business. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, difficulties with implementing new technology systems, such as ERP, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our IT systems, policies, procedures or monitoring tools to respond to changes in our business needs in the past have caused and in the future may cause disruptions in our business operations, increase security risks, and may have a material and adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OWNING OUR ORDINARY SHARES

The price of our ordinary shares may be volatile and could decline significantly.

The market price of our ordinary shares has fluctuated and may continue to fluctuate or decline significantly in response to various factors, some of which are beyond our control, including:

- general stock market conditions, or general uncertainty in stock market conditions due to global economic conditions and negative financial news unrelated to our business or industry;
- the timing and amount of or the discontinuance of our share repurchases;
- actual or anticipated variations in our results of operations;
- announcements of innovations, new products, significant contracts, acquisitions, or significant price reductions by us or our competitors, including those competitors who offer alternative storage technology solutions;
- our failure to meet our guidance or the performance estimates of investment research analysts, or changes in financial estimates by investment research analysts;
- significant announcements by or changes in financial condition of a large customer;
- the ability of our customers to procure necessary components which may impact their demand or timing of their demand for our products, especially during a period of persistent supply chain shortages;
- reduction in demand from our key customers due to macroeconomic conditions that reduce cloud, enterprise or consumer spending;
- the issuance of our ordinary shares upon exchange of some or all of our outstanding exchangeable notes for amounts in excess of the principal amount;
- actual or perceived security breaches or incidents or security vulnerabilities;
- actual or anticipated changes in the credit ratings of our indebtedness by rating agencies; and
- the sale of our ordinary shares held by certain equity investors or members of management.

In addition, in the past, following periods of decline in the market price of a company's securities, class action lawsuits have often been pursued against that company. Similar litigation has been pursued against us, and it could result in substantial costs and a diversion of management's attention and resources, which could materially and adversely affect our results of operations, financial condition and liquidity.

Any decision to reduce or discontinue the payment of cash dividends to our shareholders or the repurchase of our ordinary shares pursuant to our previously announced share repurchase program could cause the market price of our ordinary shares to decline significantly.

Although historically we have announced regular cash dividend payments and a share repurchase program, we are under no obligation to pay cash dividends to our shareholders in the future at historical levels or at all or to repurchase our ordinary shares at any particular price or at all. The declaration and payment of any future dividends is at the discretion of our Board of Directors. Our previously announced share repurchase program was paused in the December 2022 quarter, remained paused through the end of fiscal year 2024 and there are no assurances as to if and when the program will resume. Our payment of quarterly cash dividends and the repurchase of our ordinary shares pursuant to our share repurchase program are subject to, among other things, our financial position and results of operations, distributable reserves, available cash and cash flow, capital and regulatory requirements, market and economic conditions, our ordinary share price and other factors. Any reduction or discontinuance by us of the payment of quarterly cash dividends or the repurchase of our ordinary shares pursuant to our share repurchase program could cause the market price of our ordinary shares to decline significantly. Moreover, in the event our payment of quarterly cash dividends or repurchases of our ordinary shares are reduced or discontinued, our failure to resume such activities at historical levels could result in a persistent lower market valuation of our ordinary shares.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We have implemented a cybersecurity risk management program designed to identify, assess and manage material risks from cybersecurity threats based on relevant industry standards. The cybersecurity program is reviewed at least annually by the Audit and Finance Committee (as defined below) and organizational leaders, as well as whenever there is a material change in our business practices or a change in applicable law that may reasonably affect our response procedures. In addition, we regularly assess the design and operational effectiveness of the program's key processes and controls, including our preparedness to respond to cybersecurity incidents that may adversely affect the confidentiality, integrity or availability of our information systems or any information residing therein.

Cybersecurity risk management is an important part of our overall risk management efforts. We conduct mandatory cybersecurity awareness training for all employees, regardless of level or title, each year and provide additional training for designated roles, such as incident response personnel and senior management, on a case-by-case basis. We perform enterprise and site tabletop exercises annually to test our incident response procedures, identify gaps and improvement opportunities and exercise team preparedness. Information about cybersecurity risks and our risk management processes is collected, analyzed and considered as part of our overall risk management program.

We periodically engage independent security firms and other third-party experts, where appropriate, to assess, test and certify components of our cybersecurity program, and to otherwise assist with aspects of our cybersecurity processes and controls. As part of our overall risk mitigation strategy, we maintain insurance coverage that is intended to address certain aspects of cybersecurity risks, however, such insurance may not be sufficient in type or amount to cover us against claims related to security breaches and incidents, cyberattacks and other related matters.

In addition, we maintain a third-party cyber risk management process for vendors including, among other things, a security assessment and contracting program for vendors based on our assessment of their risk profile and periodic monitoring regarding adherence to applicable cybersecurity standards. We require our third-party service providers and suppliers to implement and maintain appropriate security measures commensurate with their risk profile and the scope of work being performed. We reassess third-party risk profiles periodically, request changes as we deem necessary based on that review, and require all third parties to promptly report any suspected breach of their security measures that may affect us.

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. Despite our security measures, however, we are unable to eliminate all cybersecurity threats. Accordingly, there can be no assurance that we have not experienced undetected security breaches or incidents, or that we will not experience a security breach or incident in the future. For additional information about these risks, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Governance

Our Board of Directors (the "Board") considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit and Finance Committee of the Board (the "Audit and Finance Committee") oversight of cybersecurity and other information technology risks, including our plans designed to mitigate cybersecurity risks and to respond to data breaches.

The Audit and Finance Committee receives regular reports (at least quarterly) from our Chief Information Security Officer ("CISO") and our Senior Vice President and Chief Information Officer ("CIO") on cybersecurity matters. These reports include a range of topics, including, as applicable, our cybersecurity risk profile, the current cybersecurity and emerging threat landscape, the status of any ongoing cybersecurity or other enterprise security risk management initiatives, incident reports and the results of internal and external assessments of our information systems. The Audit and Finance Committee also annually reviews the adequacy and effectiveness of our information and technology security processes and the internal controls regarding information and technology security and cybersecurity, and periodically receives updates from our internal audit function on the results of our cybersecurity audits and related mitigation activities.

The Audit and Finance Committee reports to the Board regarding its activities, including those related to cybersecurity. The Board also receives a briefing from management on our cyber risk management program at least annually. Board members receive presentations on cybersecurity matters from our CISO and CIO, information security team or external experts as part of the Board's continuing education on topics that impact public companies.

At the management level, our CISO leads our enterprise-wide cybersecurity program, and is responsible for assessing and managing our material risks from cybersecurity threats. In performing his role, our CISO is informed about and monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through various means, which may include, among other things, briefings with internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in our IT environment.

Our CISO reports to our CIO who, in turn, reports directly to our CFO. Our CISO is an experienced cybersecurity executive with more than 20 years of experience building and leading cybersecurity, risk management, and information technology teams.

ITEM 2.   PROPERTIES

Our principal executive offices are located in Singapore. Our principal manufacturing facilities are located in China, Malaysia, Northern Ireland, Singapore, Thailand and the United States. Our principal product development facilities are located in California, Colorado, Minnesota and Singapore. Our leased facilities are occupied under leases that expire on various dates through 2068.

Our material manufacturing, product development and marketing and administrative facilities at June 28, 2024 are as follows:

Location	Building(s) Owned or Leased	Approximate Square Footage	Primary Use
Europe			
Northern Ireland			
Springtown	Owned	479,000	Manufacture of recording heads
United States			
California	Leased	575,000	Product development, marketing and administrative and operational offices
Colorado	Leased	533,000	Product development, administrative and operational offices
Minnesota	Owned/Leased	1,168,000	Manufacture of recording heads and product development
Asia			
China			
Wuxi	Leased	707,000	Manufacture of drives and drive subassemblies
Malaysia			
Johor	Owned [1]	631,000	Manufacture of substrates
Singapore			
Woodlands	Owned/Leased [1]	1,511,000	Manufacture of media, administrative and operational offices
Ayer Rajah	Leased	440,000	Product development, administrative and operational offices
Thailand			
Korat	Owned/Leased	2,706,000	Manufacture of drives and drive subassemblies
Teparuk	Owned/Leased	453,000	Manufacture of drive subassemblies

_____
[1] Land leases for these facilities expire on various dates through 2068.

As of June 28, 2024, we owned or leased a total of approximately 9.6 million square feet of space worldwide. We believe that our existing properties are in good operating condition and are suitable for the operations for which they are used.

ITEM 3.   LEGAL PROCEEDINGS

See "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*."

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our ordinary shares trade on the NASDAQ Global Select Market under the symbol "STX."

As of July 30, 2024, there were approximately 467 holders of record of our ordinary shares. We did not sell any of our equity securities during fiscal year 2024 that were not registered under the Securities Act of 1933, as amended.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our ordinary shares for the period from June 28, 2019 to June 28, 2024. This is compared with the cumulative total return of the Dow Jones U.S. Computer Hardware Index and the Standard & Poor's 500 Stock Index ("S&P 500") over the same period. The graph assumes that on June 28, 2019, $100 was invested in our ordinary shares and $100 was invested in each of the other two indices, with dividends reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 60 MONTH
CUMULATIVE TOTAL RETURN
Among Seagate Technology Holdings plc, The S&P 500 Index
And The Dow Jones U.S. Computer Hardware Index

	6/28/2019	7/3/2020	7/2/2021	7/1/2022	6/30/2023	6/28/2024
Seagate Technology Holdings plc	$ 100.00	$ 105.72	$ 202.47	$ 165.96	$ 155.86	$ 269.17
S&P 500	100.00	107.51	151.36	135.29	161.80	201.54
Dow Jones U.S. Computer Hardware	100.00	172.98	263.92	263.30	370.43	415.35

Dividends

Our ability to pay dividends in the future will be subject to, among other things, general business conditions within the data storage industry, our financial results, the impact of paying dividends on our credit ratings and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our ordinary shareholders, including restrictions imposed by covenants on our debt instruments.

Certain Taxation Considerations Under Singapore Law

Dividend distributions by Seagate to its shareholders are not subject to withholding tax, as Singapore currently does not levy a withholding tax on dividend distributions. Additionally, there is no tax on capital gains under current Singapore tax law, and thus any capital gains from disposal of shares are not taxable in Singapore. There is no reciprocal income tax treaty between the United States and Singapore regarding withholding taxes on dividends and capital gains.

Repurchases of Equity Securities

All repurchases are effected as redemptions in accordance with our Constitution.

As of June 28, 2024, $1.9 billion remained available for repurchase under the existing repurchase authorization limit authorized by our Board of Directors.

The following table sets forth information with respect to all repurchases of our ordinary shares made during the fiscal year ended June 28, 2024, including statutory tax withholdings related to vesting of employee equity awards (in millions, except average price paid per share):

Period	Total Number of Shares Repurchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
1st Quarter through 3rd Quarter of Fiscal Year 2024	1	—	1	$ 1,891
March 30, 2024 through April 26, 2024	—	—	—	1,891
April 27, 2024 through May 31, 2024	—	—	—	1,890
June 1, 2024 through June 28, 2024	—	—	—	1,883
Through 4th Quarter of Fiscal Year 2024	1		1	$ 1,883

_____

(1) For the fiscal year 2024, the total number of shares repurchased is approximately 1 million, primarily related to the tax withholding from the vesting of restricted stock units.

ITEM 6.   **[Reserved]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the Company's financial condition, changes in financial condition and results of operations for the fiscal years ended June 28, 2024 and June 30, 2023. Discussions of year-to-year comparisons between fiscal years 2023 and 2022 are not included in this Annual Report on Form 10-K and can be found in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, which was filed with the SEC on August 4, 2023.

You should read this discussion in conjunction with "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. Except as noted, references to any fiscal year mean the twelve-month period ending on the Friday closest to June 30 of that year. Accordingly, fiscal year 2024 and 2023 both comprised of 52 weeks and ended on June 28, 2024 and June 30, 2023, respectively. Fiscal year 2026 will be comprised of 53 weeks and will end on July 3, 2026.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided in addition to the accompanying Consolidated Financial Statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

- *Overview of Fiscal Year 2024.* Highlights of events in fiscal year 2024 that impacted our financial position.

- *Results of Operations.* Analysis of our financial results comparing fiscal years 2024 and 2023.

- *Liquidity and Capital Resources.* Analysis of changes in our balance sheets and cash flows and discussion of our financial condition, including potential sources of liquidity, material cash requirements and their general purpose.

- *Critical Accounting Policies and Estimates.* Accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results.

For an overview of our business, see "Part I, Item 1. Business."

Overview of Fiscal Year 2024

During fiscal year 2024, we shipped 398 exabytes of HDD storage capacity. We generated revenue of approximately $6.6 billion with a gross margin of 23%. Our operating cash flow was $918 million and we paid $585 million in dividends. We issued $1.5 billion of exchangeable notes to primarily retire our term loans of $1.3 billion. Additionally, in April 2024, we sold certain intellectual property, equipment and other assets related to the design, development and manufacture of our System-on-Chip ("SoC") products to Avago Technologies International Sales Pte. Limited, a subsidiary of Broadcom Inc., for $600 million and we recorded a net gain of $313 million from this business divestiture. In connection with the transaction, the Company also restructured certain pre-existing purchase agreements. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 18. Divestiture*" for more details.

Recent Developments, Economic Conditions and Challenges

During fiscal year 2024, we experienced ongoing recovery within the global cloud market, reflecting continued improvement in end-market demand. Demand recovery for our high capacity nearline drives has been faster than anticipated, which has extended product lead times and led to tighter overall supply conditions. We continued to exercise cost discipline and implement pricing actions to improve operational efficiency and profitability. We believe that we are in the early stage of an industry-wide demand recovery and AI application deployment, however we expect the macroeconomic environment to remain dynamic and continue to impact our business and results of operations.

For a further discussion of the uncertainties and business risks, see "Part I, Item 1A. Risk Factors" of our Annual Report.

Regulatory settlement

On April 18, 2023, our subsidiaries Seagate Technology LLC and Seagate Singapore International Headquarters Pte. Ltd entered into the Settlement Agreement with the BIS that resolves BIS' allegations regarding our sales of hard disk drives to Huawei between August 17, 2020 and September 29, 2021. Under the terms of the Settlement Agreement, we agreed to pay $300 million to the BIS in quarterly installments of $15 million over the course of five years beginning October 31, 2023. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" for more details.

Results of Operations

We list in the tables below summarized information from our Consolidated Statements of Operations by dollar amounts and as a percentage of revenue:

	Fiscal Years Ended	
(Dollars in millions)	**June 28, 2024**	**June 30, 2023**
Revenue	$ 6,551	$ 7,384
Cost of revenue	5,015	6,033
Gross profit	1,536	1,351
Product development	654	797
Marketing and administrative	460	491
Amortization of intangibles	—	3
BIS settlement penalty	—	300
Restructuring and other, net	(30)	102
Income (loss) from operations	452	(342)
Other expense, net	(7)	(154)
Income (loss) before income taxes	445	(496)
Provision for income taxes	110	33
Net Income (loss)	$ 335	$ (529)

	Fiscal Years Ended	
	June 28, 2024	June 30, 2023
Revenue	100 %	100 %
Cost of revenue	77	82
Gross margin	23	18
Product development	10	11
Marketing and administrative	7	7
Amortization of intangibles	—	—
BIS settlement penalty	—	4
Restructuring and other, net	—	1
Operating margin	6	(5)
Other expense, net	—	(2)
Income (loss) before income taxes	6	(7)
Provision for income taxes	2	—
Net Income (loss)	4 %	(7)%

Revenue

The following table summarizes information regarding consolidated revenues by channel, geography, and market and HDD exabytes shipped by market and price per terabyte:

	Fiscal Years Ended	
	June 28, 2024	June 30, 2023
Revenues by Channel (%)		
OEMs	75 %	74 %
Distributors	15 %	15 %
Retailers	10 %	11 %
Revenues by Geography (%) [1]		
Asia Pacific	53 %	45 %
Americas	35 %	41 %
EMEA	12 %	14 %
Revenues by Market (%)		
Mass capacity	72 %	66 %
Legacy	18 %	21 %
Other	10 %	13 %
HDD Exabytes Shipped by Market		
Mass capacity	355	380
Legacy	43	61
Total	398	441
HDD Price per Terabyte	$ 15	$ 15

_____
[1] Revenue is attributed to geography based on the bill from location.

(Dollars in millions)	Fiscal Years Ended			
	June 28, 2024	June 30, 2023	Change	% Change
Revenue	$ 6,551	$ 7,384	$ (833)	(11)%

Revenue in fiscal year 2024 decreased approximately 11%, or $833 million, from fiscal year 2023, primarily due to a decrease in exabytes shipped as a result of lower broad-based market demand, slightly offset by an increase in revenue driven by favorable pricing actions undertaken by the Company.

Cost of Revenue and Gross Margin

(Dollars in millions)	Fiscal Years Ended			
	June 28, 2024	June 30, 2023	Change	% Change
Cost of revenue	$ 5,015	$ 6,033	$ (1,018)	(17)%
Gross profit	1,536	1,351	185	14 %
Gross margin	23 %	18 %		

For fiscal year 2024, gross margin increased compared to the prior fiscal year primarily driven by favorable pricing actions undertaken by the Company and product mix, a $90 million reduction in factory underutilization charges which included the decrease in depreciation expense due to the extension of useful lives of certain manufacturing equipment, a decrease of $47 million in accelerated depreciation expense for certain capital equipment, a decrease of $21 million in order cancellation fees and $7 million pandemic-related lockdown charges in one of our factories in fiscal year 2023 that did not recur in fiscal year 2024, partially offset by lower exabytes shipped.

In the fiscal year 2024, total warranty cost was 0.8% of revenue and included an unfavorable change in estimates of prior warranty accruals of 0.1% of revenue primarily due to changes to our estimated future product return rates. Warranty cost related to new shipments was 0.8%, 0.7% and 0.7% of revenue for the fiscal years 2024, 2023 and 2022, respectively.

Operating Expenses

(Dollars in millions)	Fiscal Years Ended			
	June 28, 2024	June 30, 2023	Change	% Change
Product development	$ 654	$ 797	$ (143)	(18)%
Marketing and administrative	460	491	(31)	(6)%
Amortization of intangibles	—	3	(3)	*
BIS settlement penalty	—	300	(300)	*
Restructuring and other, net	(30)	102	(132)	(129)%
Operating expenses	$ 1,084	$ 1,693	$ (609)	

_____

*Not a meaningful figure

Product Development Expense. Product development expenses for fiscal year 2024 decreased by $143 million from fiscal year 2023 primarily due to a $112 million decrease in compensation and other employee benefits as a result of workforce and temporary salary reductions, a $49 million decrease in depreciation expense and a $7 million decrease in materials expense, partially offset by a $24 million increase in lease expense as we sold and leased back certain properties.

Marketing and Administrative Expense. Marketing and administrative expenses for fiscal year 2024 decreased by $31 million from fiscal year 2023 primarily due to a $17 million decrease in compensation and other employee benefits as a result of workforce and temporary salary reductions, a $12 million decrease in advertising costs, a $6 million decrease in outside services expense, a $5 million decrease in travel expense, partially offset by a $7 million recovery in the December 2022 quarter of an accounts receivable previously written off in prior years and a $3 million increase in depreciation expense.

Restructuring and Other, net. Restructuring and other, net for fiscal year 2024 was a benefit of $30 million primarily related to the net gain from the sale and leaseback transaction during the December 2023 quarter. The restructuring plans were substantially completed by the end of fiscal year 2023.

Other Expense, net

	Fiscal Years Ended			
(Dollars in millions)	June 28, 2024	June 30, 2023	Change	% Change
Other expense, net	$ 7	$ 154	$ (147)	(95)%

Other expense, net for fiscal year 2024 decreased by $147 million compared to fiscal year 2023 primarily due to a $313 million gain from the sale of SoC operations (refer to "Item 8. Financial Statements and Supplementary Data—*Note 18. Divestiture*" for more details), a $104 million of net gain recognized from the termination of interest rate swaps associated with the repayment of term loans and a $5 million net increase in interest income in fiscal year 2024. The decrease is partially offset by a $190 million of net gain recognized from the early redemption of debt in fiscal year 2023, a $41 million increase in net loss from equity investments, a $29 million net loss recognized from early redemption of debt and a $19 million net increase in interest expense in fiscal year 2024.

Income Taxes

	Fiscal Years Ended			
(Dollars in millions)	June 28, 2024	June 30, 2023	Change	% Change
Provision for income taxes	$ 110	$ 33	$ 77	233 %

We recorded an income tax provision of $110 million for fiscal year 2024 compared to an income tax provision of $33 million for fiscal year 2023.

During the third quarter of fiscal year 2024, we established Singapore as our principal executive offices. Our parent holding company owns various U.S. and non-Singaporean subsidiaries that operate in multiple non-Singaporean income tax jurisdictions. Our worldwide operating income is either subject to varying rates of income tax or is exempt from income tax due to tax incentive programs we operate under in Singapore and Thailand. These tax incentives are scheduled to expire in whole or in part at various dates through fiscal year 2036. Certain tax incentives may be extended if specific conditions are met.

Since we established Singapore as our principal executive offices in fiscal year 2024, the Singaporean statutory rate of 17% is used for purposes of the reconciliation between the provision for income taxes at the statutory rate and our effective tax rate. For fiscal years 2023 and 2022, a notional Irish statutory rate of 25% was used.

Our income tax provision recorded for fiscal years 2024 differed from the provision for income taxes that would be derived by applying the Singaporean statutory rate of 17% to income before income taxes, primarily due to the net effect of (i) changes in valuation allowance and (ii) current year generation of research credits. Our income tax provision recorded for fiscal year 2023 differed from the provision for income taxes that would be derived by applying the Irish statutory rate of 25% to income before income taxes, primarily due to the net effect of (i) non-Irish earnings generated in jurisdictions that are subject to tax incentive programs and are considered indefinitely reinvested outside of Ireland and (ii) current year generation of research credits.

Liquidity and Capital Resources

The following sections discuss our principal liquidity requirements, as well as our sources and uses of cash and our liquidity and capital resources. Our cash and cash equivalents are maintained in investments with remaining maturities of 90 days or less at the time of purchase. The principal objectives of our investment policy are the preservation of principal and maintenance of liquidity. We believe our cash equivalents are liquid and accessible. We operate in some countries that have restrictive regulations over the movement of cash and/or foreign exchange across their borders. However, we believe our sources of cash will continue to be sufficient to fund our operations and meet our cash requirements for the next 12 months. Although there can be no assurance, we believe that our financial resources, along with controlling our costs and capital expenditures, will allow us to manage the ongoing impact of market demand disruptions on our business operations for the foreseeable future. However, some challenges to our industry and to our business continue to remain uncertain and cannot be predicted at this time. Consequently, we will continue to evaluate our financial position in light of future developments, particularly those relating to the global economic factors.

We are not aware of any downgrades, losses or other significant deterioration in the fair value of our cash equivalents from the values reported as of June 28, 2024. For additional information on risks and factors that could impact our ability to fund our operations and meet our cash requirements among others, see "Part I, Item 1A. Risk Factors" of our Annual Report.

Cash and Cash Equivalents

(Dollars in millions)	As of		Change
	June 28, 2024	June 30, 2023	
Cash and cash equivalents	$ 1,358	$ 786	$ 572

The following table summarizes results from the Consolidated Statements of Cash Flows for the periods indicated:

(Dollars in millions)	Fiscal Years Ended	
	June 28, 2024	June 30, 2023
Net cash flow provided by (used in):		
Operating activities	$ 918	$ 942
Investing activities	126	217
Financing activities	(473)	(988)
Effect of foreign currency exchange rates	1	—
Net increase in cash, cash equivalents and restricted cash	$ 572	$ 171

Cash Provided by Operating Activities

Cash provided by operating activities for fiscal year 2024 was $918 million and includes the effects of net income adjusted for non-cash items including depreciation, amortization, share-based compensation, net gain from business divestiture and:

- an increase of $243 million in other assets and liabilities, primarily related to the restructuring of pre-existing purchase agreements as a result of the sale of SoC operations. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 18. Divestiture*" for more details;

- an increase of $227 million in accounts payable, primarily due to timing of payments;

- a decrease of $192 million in accounts receivable, primarily due to lower revenue and higher accounts receivable factoring; and

- an increase of $25 million cash proceeds received from the settlement of certain interest rate swap agreements; partially offset by

- a decrease of $183 million in accrued expenses primarily due to lower restructuring activities; and

- an increase of $99 million in inventories, primarily due to an increase in raw materials and work in progress inventory.

Cash provided by operating activities for fiscal year 2023 was $942 million and includes the effects of net income adjusted for non-cash items including depreciation, amortization, share-based compensation and:

- a decrease of $911 million in accounts receivable, primarily due to lower revenue and timing of collections;

- a decrease of $425 million in inventories, primarily due to a decrease in units built to align with the prevailing demand environment; and

- an increase of $110 million cash proceeds received from the settlement of certain interest rate swap agreements; partially offset by

- a decrease of $421 million in accounts payable, primarily due to a decrease in materials purchased; and

- a decrease of $152 million in accrued employee compensation, primarily due to cash paid to our employees as part of our variable compensation plans and a decrease in our variable compensation expense.

Cash Used in Investing Activities

In fiscal year 2024, we received $126 million for net cash investing activities, which was primarily due to the proceeds from the sale of SoC operations of $326 million (refer to "Item 8. Financial Statements and Supplementary Data—*Note 18. Divestiture*" for more details), $40 million from the sale of assets and $14 million from the sale of investments, offset by payments for the purchase of property, equipment and leasehold improvements of $254 million.

In fiscal year 2023, we received $217 million for net cash investing activities, which was primarily due to proceeds of $534 million from the sale of assets, offset by payments for the purchase of property, equipment and leasehold improvements of $316 million.

Cash Used in Financing Activities

Net cash used in financing activities of $473 million for fiscal year 2024 was primarily attributable to the following activities:

- $1.3 billion repurchases of long-term debt;
- $585 million in dividends paid to our shareholders;
- $128 million debt fees relating to issuance of long-term debt and capped call transaction; and
- $38 million taxes paid related to net share settlement of equity awards; partially offset by
- $1.5 billion in net proceeds from the issuance of long-term debt; and
- $66 million in proceeds from the issuance of ordinary shares under employee stock plans.

Net cash used in financing activities of $988 million for fiscal year 2023 was primarily attributable to the following activities:

- $1.6 billion repurchases of long-term debt;
- $582 million in dividend payments; and
- $408 million in payments for repurchases of our ordinary shares; partially offset by
- $1.6 billion in proceeds from the issuance of long-term debt; and
- $68 million in proceeds from the issuance of ordinary shares under employee stock plans.

Liquidity Sources

Our primary sources of liquidity as of June 28, 2024, consist of: (1) approximately $1.4 billion in cash and cash equivalents, (2) cash we expect to generate from operations and (3) $1.5 billion available for borrowing under our senior unsecured revolving credit facility ("Revolving Credit Facility"), which is part of our Credit Agreement (as defined below).

As of June 28, 2024, no borrowings (including swing line loans) were outstanding and no commitments were utilized for letters of credit issued under the Revolving Credit Facility. The Revolving Credit Facility is available for borrowings, subject to compliance with financial covenants and other customary conditions to borrowing.

As of June 28, 2024, the Credit Agreement includes two financial covenants: (1) interest coverage ratio and (2) net leverage ratio. We continue to evaluate our debt portfolio and structure to comply with our financial debt covenants. As of June 28, 2024, we were in compliance with all of the covenants under our debt agreements. Refer to "Part II, Item 8. Financial Statements—*Note 4. Debt*" for more details.

As of June 28, 2024, cash and cash equivalents held by our subsidiaries was $1.4 billion. This amount is potentially subject to taxation in Singapore upon repatriation by means of a dividend into our parent company, unless certain exemption is given, or a special approval is granted by the Ministry of Finance in Singapore. However, it is our intent to indefinitely reinvest earnings of subsidiaries outside of Ireland and Singapore. Our current plans do not demonstrate a need to repatriate such earnings by means of a taxable dividend. Should funds be needed in the parent company and should we be unable to fund parent company activities through means other than a taxable dividend, we would be required to accrue and pay taxes on such dividend.

We believe that our sources of cash will be sufficient to fund our operations and meet our cash requirements for at least the next 12 months. Our ability to fund liquidity requirements beyond 12 months will depend on our future cash flows, which are determined by future operating performance, and therefore, subject to prevailing global macroeconomic conditions and financial, business and other factors, some of which are beyond our control.

For additional information on risks and factors that could impact our ability to fund our operations and meet our cash requirements, among others, see "Part I, Item 1A. Risk Factors" of this Annual Report.

Cash Requirements and Commitments

Our liquidity requirements are primarily to meet our working capital, product development and capital expenditure needs, to fund scheduled payments of principal and interest on our indebtedness, and to fund our quarterly dividend and any future strategic investments.

Purchase obligations

Purchase obligations are defined as contractual obligations for the purchase of goods or services, which are enforceable and legally binding on us, and that specify all significant terms. From time to time, we enter into long-term, non-cancelable purchase commitments or make large up-front investments with certain suppliers in order to secure certain components or technologies for the production of our products or to supplement our internal manufacturing capacity for certain components. As of June 28, 2024, we had unconditional purchase obligations of approximately $1.2 billion, primarily related to purchases of inventory components with our suppliers. We expect $1.2 billion of these commitments to be paid within one year. In addition, we also had certain long-term market share based non-cancellable inventory purchase commitments as of June 28, 2024.

We recorded order cancellation fees to terminate certain purchase commitments related to the purchase of inventory components and equipment. By the end of fiscal year 2024, the cumulative unpaid order cancellation fees on the Consolidated Balance Sheets were $93 million, with $39 million in Accrued expenses and $54 million in Accounts payable, all of which is expected to be paid within one year. In certain instances, our unpaid order cancellation fees may change based on the expected timing or ongoing negotiations with our suppliers.

Capital expenditures

We incur material capital expenditures to design and manufacture our products that depend on advanced technologies and manufacturing techniques. As of June 28, 2024, we had unconditional commitments of $161 million primarily related to purchases of equipment, of which approximately $99 million is expected to be paid within one year. For fiscal year 2025, we expect capital expenditures to be higher than fiscal year 2024.

Operating leases

We are a lessee in several operating leases related to real estate facilities for warehouse, office and lab space. As of June 28, 2024, the amount of future minimum rent expense for both occupied and vacated facilities under non-cancelable operating lease contracts was $564 million, of which $63 million is expected to be paid within one year. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 6. Leases*" for details.

Long-term debt and interest payments on debt

As of June 28, 2024, the future principal payment obligation on our long-term debt was $5.7 billion, of which $479 million will mature within one year. As of June 28, 2024, future interest payments on this outstanding debt is estimated to be approximately $2.0 billion, of which $323 million is expected to be paid within one year. From time to time, we may repurchase, redeem or otherwise extinguish any of our outstanding senior notes in open market or privately negotiated purchases or otherwise, or we may repurchase or redeem outstanding senior notes pursuant to the terms of the applicable indenture. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 4. Debt*" for more details.

BIS settlement penalty

We accrued a settlement penalty of $300 million for fiscal year 2023, related to BIS' allegations of violations of the U.S. EAR, which were subsequently resolved by the Settlement Agreement in April 2023. As part of the Settlement Agreement with BIS, quarterly payments of $15 million are made over the course of five years beginning October 31, 2023, of which $60 million is expected to be paid within one year and $195 million thereafter. Refer to "Item 8. Financial Statements and Supplementary Data—*Note 14. Legal, Environmental and Other Contingencies*" for more details.

Restructuring

During the fiscal year ended June 28, 2024, we made cash payments of $116 million, primarily related to workforce reduction costs under our restructuring plans.

As of June 28, 2024, the future cash payments related to our remaining active restructuring plans were $4 million, all of which is expected to be paid within one year.

Income Tax

As of June 28, 2024, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $8 million, none of which is expected to be settled within one year. Outside of one year, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Dividends

On July 23, 2024, our Board of Directors declared a quarterly cash dividend of $0.70 per share, which will be payable on October 7, 2024 to shareholders of record as of the close of business on September 23, 2024. Our ability to pay dividends in the future will be subject to, among other things, general business conditions within the data storage industry, our financial results, the impact of paying dividends on our credit ratings and legal and contractual restrictions on the payment of dividends by our subsidiaries to us or by us to our ordinary shareholders, including restrictions imposed by covenants on our debt instruments.

Share repurchases

From time to time, at our discretion, we may repurchase any of our outstanding ordinary shares through private, open market, or broker assisted purchases, tender offers, or other means, including through the use of derivative transactions. During fiscal year 2024, we repurchased approximately 1 million of our ordinary shares including shares withheld for statutory tax withholdings related to vesting of employee equity awards. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities-Repurchases of Our Equity Securities." As of June 28, 2024, $1.9 billion remained available for repurchase under our existing repurchase authorization limit. We may limit or terminate the repurchase program at any time. All repurchases are effected as redemptions in accordance with our Constitution.

We require substantial amounts of cash to fund any increased working capital requirements, future capital expenditures, scheduled payments of principal and interest on our indebtedness and payments of dividends. We will continue to evaluate and manage the retirement and replacement of existing debt and associated obligations, including evaluating the issuance of new debt securities, exchanging existing debt securities for other debt securities and retiring debt pursuant to privately negotiated transactions, open market purchases, tender offers or other means or otherwise. In addition, we may selectively pursue strategic alliances, acquisitions, joint ventures and investments, which may require additional capital.

Critical Accounting Policies and Estimates

The Company's accounting policies are more fully described in "Item 8. Financial Statements and Supplementary Data—*Note 1. Basis of Presentation and Summary of Significant Accounting Policies*". The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our Consolidated Financial Statements. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Based on this definition, our most critical accounting policies include: Revenue - Sales Program Accruals and Income Taxes. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other accounting policies and accounting estimates relating to warranty, uncollectible customer accounts, valuation of inventories, assessing goodwill and other long-lived assets for impairment, valuation of share-based payments and restructuring. We believe that these other accounting policies and accounting estimates either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

Revenue - Sales Program Accruals. We record estimated variable consideration at the time of revenue recognition as a reduction to revenue. Variable consideration generally consists of sales incentive programs, such as price protection and volume incentives aimed at increasing customer demand. For OEM sales, rebates are typically established by estimating the most likely amount of consideration expected to be received based on an OEM customer's volume of purchases from us or other agreed upon rebate programs. For the distribution and retail channel, these sales incentive programs typically involve estimating the most likely amount of rebates related to a customer's level of sales, order size, advertising or point of sale activity as well as the expected value of price protection adjustments based on historical analysis and forecasted pricing environment. Total sales programs were 16% and 17% of gross revenue in fiscal years 2024 and 2023, respectively. Adjustments to revenues due to under or over accruals for sales programs related to revenues reported in prior periods were approximately 1% of gross revenue in fiscal years 2024 and 2023, respectively.

Income Taxes. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, recognition of income and deductions and calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for income tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions.

The deferred tax assets we record each period depend primarily on our ability to generate future taxable income in the United States and certain non-U.S. jurisdictions. Each period, we evaluate the need for a valuation allowance for our deferred tax assets and, if necessary, adjust the valuation allowance so that net deferred tax assets are recorded only to the extent we conclude it is more likely than not that these deferred tax assets will be realized.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, and our forecast of future earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. If our outlook for future taxable income changes significantly, our assessment of the need for, and the amount of, a valuation allowance may also change resulting in an additional tax provision or benefit.

Recent Accounting Pronouncements

See "Item 8. Financial Statements and Supplementary Data—*Note 1. Basis of Presentation and Summary of Significant Accounting Policies*" for information regarding the effect of new accounting pronouncements on our financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to market risks due to the volatility of interest rates, foreign currency exchange rates, credit rating changes and equity and bond markets. A portion of these risks may be hedged, but fluctuations could impact our results of operations, financial position and cash flows.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash investment portfolio. As of June 28, 2024, we had no available-for-sale investments that had been in a continuous unrealized loss position for a period greater than 12 months. We had no impairments related to credit losses for available-for-sale investments as of June 28, 2024.

We have fixed rate debt obligations, which we enter into for general corporate purposes including capital expenditures and working capital needs.

We previously entered into certain interest rate swap agreements to convert the variable interest rate on the Term Loans to fixed interest rates. The objective of the interest rate swap agreements was to eliminate the variability of interest payment cash flows associated with the variable interest rate under the Term Loans. We designated the interest rate swaps as cash flow hedges. On September 13, 2023, we terminated our interest rate swap agreements as we repaid the Term Loans.

The table below presents principal amounts and related fixed or weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of June 28, 2024.

(Dollars in millions, except percentages)	Fiscal Years Ended						Total	Fair Value at June 28, 2024
	2025	2026	2027	2028	2029	Thereafter		
Assets								
Money market funds, time deposits and certificates of deposit								
Floating rate	$ 388	$ —	$ —	$ —	$ —	$ —	$ 388	$ 338
Average interest rate	5.31 %	— %	— %	— %	— %	— %	5.31 %	
Other debt securities								
Fixed rate	$ —	$ 15	$ —	$ —	$ —	$ —	$ 15	$ 15
Debt								
Fixed rate	$ 479	$ —	$ 505	$ 1,500	$ 495	$ 2,750	$ 5,729	$ 6,342
Average interest rate	4.75 %	— %	4.88 %	3.50 %	4.09 %	7.38 %	5.64 %	

Foreign Currency Exchange Risk. From time to time, we may enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments and anticipated foreign currency denominated expenditures. Our policy prohibits us from entering into derivative financial instruments for speculative or trading purposes.

We hedge portions of our foreign currency denominated balance sheet positions with foreign currency forward exchange contracts to reduce the risk that our earnings will be adversely affected by changes in currency exchange rates. The change in fair value of these contracts is recognized in earnings in the same period as the gains and losses from the remeasurement of the assets and liabilities. All foreign currency forward exchange contracts mature within 12 months.

For more information about our debt and use of derivative instruments, see "Item 8. Financial Statements and Supplementary Data—*Note 8. Derivative Financial Instruments*" of this Annual Report.

The table below provides information as of June 28, 2024 about our foreign currency forward exchange contracts. The table is provided in dollar equivalent amounts and presents the notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

(Dollars in millions, except average contract rate)		Notional Amount		Average Contract Rate		Estimated Fair Value[1]
Foreign currency forward exchange contracts:						
Singapore Dollar	$	141	$	1.35	$	—
Chinese Renminbi		29		7.10		1
Thai Baht		21		35.24		(1)
British Pound Sterling		9		0.78		—
Total	$	200			$	—

[1] Equivalent to the unrealized net gain (loss) on existing contracts.

Other Market Risks. We have exposure to counterparty credit downgrades in the form of credit risk related to our foreign currency forward exchange contracts and our fixed income portfolio. We monitor and limit our credit exposure for our foreign currency forward exchange contracts by performing ongoing credit evaluations. We also manage the notional amount of contracts entered into with any one counterparty and we maintain limits on maximum tenor of contracts based on the credit rating of the financial institution. Additionally, the investment portfolio is diversified and structured to minimize credit risk.

Changes in our corporate issuer credit ratings have minimal impact on our near-term financial results, but downgrades may negatively impact our future ability to raise capital, our ability to execute transactions with various counterparties, and may increase the cost of such capital.

We are subject to equity market risks due to changes in the fair value of the notional investments selected by our employees as part of our non-qualified deferred compensation plan—the SDCP.

We entered into a Total Return Swap ("TRS") in order to manage the equity market risks associated with the SDCP liabilities. We pay a floating rate, based on SOFR plus an interest rate spread, on the notional amount of the TRS. The TRS is designed to substantially offset changes in the SDCP liabilities due to changes in the value of the investment options made by employees. See "Item 8. Financial Statements and Supplementary Data—*Note 8. Derivative Financial Instruments*" of this Annual Report.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

		June 28, 2024		June 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,358	$	786
Accounts receivable, net		429		621
Inventories, net		1,239		1,140
Other current assets		306		358
Total current assets		3,332		2,905
Property, equipment and leasehold improvements, net		1,614		1,706
Goodwill		1,219		1,237
Deferred income taxes		1,037		1,117
Other assets, net		537		591
Total Assets	$	7,739	$	7,556
LIABILITIES AND SHAREHOLDER'S DEFICIT				
Current liabilities:				
Accounts payable	$	1,786	$	1,603
Accrued employee compensation		106		100
Accrued warranty		74		78
Current portion of long-term debt		479		63
Accrued expenses		654		748
Total current liabilities		3,099		2,592
Long-term accrued warranty		75		90
Other non-current liabilities		861		685
Long-term debt, less current portion		5,195		5,388
Total Liabilities		9,230		8,755
Commitments and contingencies (See Notes 12, 14 and 15)				
Shareholders' Deficit:				
Ordinary shares and additional paid-in capital		7,471		7,373
Accumulated other comprehensive (loss) income		(2)		98
Accumulated deficit		(8,960)		(8,670)
Total Shareholders' Deficit		(1,491)		(1,199)
Total Liabilities and Shareholders' Deficit	$	7,739	$	7,556

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

		Fiscal Years Ended				
		June 28, 2024		June 30, 2023		July 1, 2022
Revenue	$	6,551	$	7,384	$	11,661
Cost of revenue		5,015		6,033		8,192
Product development		654		797		941
Marketing and administrative		460		491		559
Amortization of intangibles		—		3		11
BIS settlement penalty		—		300		—
Restructuring and other, net		(30)		102		3
Total operating expenses		6,099		7,726		9,706
Income (loss) from operations		452		(342)		1,955
Interest income		15		10		2
Interest expense		(332)		(313)		(249)
Net gain from termination of interest rate swap		104		—		—
Net gain from business divestiture		313		—		—
Net (loss) gain from early redemption of debt		(29)		190		—
Other, net		(78)		(41)		(29)
Other expense, net		(7)		(154)		(276)
Income (loss) before income taxes		445		(496)		1,679
Provision for income taxes		110		33		30
Net income (loss)	$	335	$	(529)	$	1,649
Net income (loss) per share:						
Basic	$	1.60	$	(2.56)	$	7.50
Diluted	$	1.58	$	(2.56)	$	7.36
Number of shares used in per share calculations:						
Basic		209		207		220
Diluted		212		207		224

See Notes to Consolidated Financial Statements.

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SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

		Fiscal Years Ended				
		June 28, 2024		June 30, 2023		July 1, 2022
Net income (loss)	$	335	$	(529)	$	1,649
Other comprehensive (loss) income, net of tax:						
Change in net unrealized (losses) gains on cash flow hedges:						
Net unrealized (losses) gains arising during the period		(13)		65		48
(Gains) losses reclassified into earnings		(90)		(13)		21
Net change		(103)		52		69
Change in unrealized components of post-retirement plans:						
Net unrealized gains arising during the period		1		11		6
Losses (gains) reclassified into earnings		1		(1)		2
Net change		2		10		8
Foreign currency translation adjustments		1		—		—
Total other comprehensive (loss) income, net of tax		(100)		62		77
Comprehensive income (loss)	$	235	$	(467)	$	1,726

See Notes to Consolidated Financial Statements.

52

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

		Fiscal Years Ended				
		June 28, 2024		June 30, 2023		July 1, 2022
OPERATING ACTIVITIES						
Net income (loss)	$	335	$	(529)	$	1,649
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		264		513		451
Share-based compensation		127		115		145
Net loss (gain) from redemption and repurchase of debt		7		(204)		—
Net gain from business divestiture		(313)		—		—
Deferred income taxes		78		10		(9)
Other non-cash operating activities, net		34		(125)		64
Changes in operating assets and liabilities:						
Accounts receivable, net		192		911		(374)
Inventories, net		(99)		425		(361)
Accounts payable		227		(421)		228
Accrued employee compensation		6		(152)		(30)
BIS settlement penalty		(45)		—		—
Accrued expenses, income taxes and warranty		(138)		101		(26)
Other assets and liabilities		243		298		(80)
Net cash provided by operating activities		918		942		1,657
INVESTING ACTIVITIES						
Acquisition of property, equipment and leasehold improvements		(254)		(316)		(381)
Proceeds from the sale of assets		40		534		—
Purchases of investments		—		(1)		(18)
Proceeds from sale of investments		14		—		47
Proceeds from business divestiture		326		—		—
Net cash provided by (used in) investing activities		126		217		(352)
FINANCING ACTIVITIES						
Redemption and repurchase of debt		(1,288)		(1,578)		(701)
Proceeds from issuance of long-term debt		1,500		1,600		1,200
Dividends to shareholders		(585)		(582)		(610)
Repurchases of ordinary shares		—		(408)		(1,799)
Taxes paid related to net share settlement of equity awards		(38)		(44)		(51)
Proceeds from issuance of ordinary shares under employee stock plans		66		68		68
Other financing activities, net		(128)		(44)		(6)
Net cash used in financing activities		(473)		(988)		(1,899)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash		1		—		—
Increase (decrease) in cash, cash equivalents and restricted cash		572		171		(594)
Cash, cash equivalents and restricted cash at the beginning of the year		788		617		1,211
Cash, cash equivalents and restricted cash at the end of the year	$	1,360	$	788	$	617
Supplemental Disclosure of Cash Flow Information						
Cash paid for interest	$	303	$	327	$	244
Cash paid for income taxes, net of refunds	$	30	$	32	$	33

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
For Fiscal Years Ended June 28, 2024, June 30, 2023 and July 1, 2022
(In millions)

	Number of Ordinary Shares	Par Value of Shares	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
Balance at July 2, 2021	227	$ —	$ 6,977	$ (41)	$ (6,305)	$ 631
Net income	—	—	—	—	1,649	1,649
Other comprehensive income	—	—	—	77	—	77
Issuance of ordinary shares under employee stock plans	4	—	68	—	—	68
Repurchases of ordinary shares	(20)	—	—	—	(1,806)	(1,806)
Tax withholding related to vesting of restricted share units	(1)	—	—	—	(51)	(51)
Dividends to shareholders ($2.77 per ordinary share)	—	—	—	—	(604)	(604)
Share-based compensation	—	—	145	—	—	145
Balance at July 1, 2022	210	—	7,190	36	(7,117)	109
Net loss	—	—	—	—	(529)	(529)
Other comprehensive income	—	—	—	62	—	62
Issuance of ordinary shares under employee stock plans	3	—	68	—	—	68
Repurchases of ordinary shares	(5)	—	—	—	(400)	(400)
Tax withholding related to vesting of restricted share units	(1)	—	—	—	(44)	(44)
Dividends to shareholders ($2.80 per ordinary share)	—	—	—	—	(580)	(580)
Share-based compensation	—	—	115	—	—	115
Balance at June 30, 2023	207	—	7,373	98	(8,670)	(1,199)
Net income	—	—	—	—	335	335
Other comprehensive loss	—	—	—	(100)	—	(100)
Issuance of ordinary shares under employee stock plans	4	—	66	—	—	66
Capped calls related to the issuance of exchangeable notes	—	—	(95)	—	—	(95)
Tax withholding related to vesting of restricted share units	(1)	—	—	—	(38)	(38)
Dividends to shareholders ($2.80 per ordinary share)	—	—	—	—	(587)	(587)
Share-based compensation	—	—	127	—	—	127
Balance at June 28, 2024	210	$ —	$ 7,471	$ (2)	$ (8,960)	$ (1,491)

See Notes to Consolidated Financial Statements.

SEAGATE TECHNOLOGY HOLDINGS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Organization

Seagate Technology Holdings plc ("STX") and its subsidiaries (collectively, unless the context otherwise indicates, the "Company") is a leading provider of data storage technology and infrastructure solutions. Its principal products are hard disk drives, commonly referred to as disk drives, hard drives or HDDs. In addition to HDDs, the Company produces a broad range of data storage products including solid state drives ("SSDs") and storage subsystems and offers storage solutions such as a scalable edge-to-cloud mass data platform that includes data transfer shuttles and a storage-as-a-service cloud.

In January 2024, the Company established Singapore as its principal executive offices to better align its operational footprint.

Basis of Presentation and Consolidation

The Company's Consolidated Financial Statements include the accounts of the Company and all its wholly-owned and majority-owned subsidiaries, after elimination of intercompany transactions and balances.

The preparation of financial statements in accordance with the United States ("U.S.") generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's Consolidated Financial Statements and accompanying notes. Actual results could differ materially from those estimates. The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its Consolidated Financial Statements.

Fiscal Year

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Fiscal years 2024, 2023 and 2022 are comprised of 52 weeks and ended on June 28, 2024, June 30, 2023 and July 1, 2022, respectively. All references to years in these Notes to Consolidated Financial Statements represent fiscal years unless otherwise noted. Fiscal year 2026 will be comprised of 53 weeks and will end on July 3, 2026.

Summary of Significant Accounting Policies

Cash and Cash Equivalents. The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. The Company's highly liquid investments are primarily comprised of money market funds, time deposits and certificates of deposits.

Restricted Cash and Cash Equivalents. Restricted cash and cash equivalents represent cash and cash equivalents held as collateral at banks for various performance obligations.

Allowance for expected credit loss. The Company maintains an allowance for expected credit loss relating to its accounts receivable based upon expected collectability. This reserve is established based upon historical trends, global macroeconomic conditions, reasonable and supportable forecasts of future conditions and an analysis of specific exposures. The provision for expected credit loss is recorded as a charge to Marketing and administrative expense in the Company's Consolidated Statements of Operations.

Inventories. Inventories are valued at the lower of cost (using the first-in, first-out method) and net realizable value. Net realizable value is based upon the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Adjustments to reduce cost of inventories to its net realizable value are made, if required, for estimated excess or obsolescence determined primarily by future demand forecasts.

Property, Equipment and Leasehold Improvements. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease. The costs of additions and substantial improvements to property, equipment and leasehold improvements, which extend the economic life of the underlying assets, are capitalized. The cost of maintenance and repairs to property, equipment and leasehold improvements is expensed as incurred.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. Effective from the first quarter of fiscal year 2024, the Company changed the useful lives of certain manufacturing equipment from a range of three to seven years to a range of three to ten years based on a review of the technology product roadmap. The

55

effect of this change in estimate increased the net income by $99 million and increased the diluted earnings per share by $0.47 for the fiscal year ended June 28, 2024.

Goodwill. The Company performs a qualitative assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If it is determined in the qualitative assessment that the fair value of a reporting unit is more likely than not below its carrying amount, including goodwill, then the Company will perform a quantitative impairment test. The quantitative goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. Any excess in the carrying value of a reporting unit over its fair value is recognized as an impairment loss, limited to the total amount of goodwill allocated to that reporting unit.

Other Long-lived Assets. The Company tests other long-lived assets, including property, equipment and leasehold improvements and other intangible assets subject to amortization, for recoverability whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. The Company performs a recoverability test to assess the recoverability of an asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group and the excess of the carrying value over the fair value is allocated pro rata to derive the adjusted carrying value of assets in the asset group.

Assets Held for Sale. The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Leases. The Company determines if an arrangement is a lease or contains a lease at inception. Right-of-use ("ROU") assets are included in Other assets, net and lease liabilities are included in Accrued expenses and Other non-current liabilities in the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. The Company combines lease and non-lease components for facility leases and does not recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less on the Consolidated Balance Sheets.

Lease liabilities are measured at the present value of the remaining lease payments and ROU assets are based on the lease liability, adjusted for lease prepayments, lease incentives received and the lessee's initial direct costs. For the Company's leases that do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's estimated incremental borrowing rate based on the information available at the lease commencement date. Additionally, the Company's lease term may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. The Company's lease agreements do not contain any material residual value guarantees.

The Company recognizes lease expense on a straight-line basis over the lease term. Variable lease payments not dependent on an index or a rate primarily consist of common area maintenance charges, are expensed as incurred, and are not included in the ROU asset and lease liability calculation.

Derivative Financial Instruments. The Company records all derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Foreign currency forward exchange contracts are used to economically hedge the foreign currency exposure on forecasted expenditures in currencies other than U.S. dollar. The Company also enters into foreign currency forward contracts with contractual maturities of less than one month, which are designed to mitigate the effect of changes in foreign exchange rates on monetary assets and liabilities.

The Company determines the fair value of these instruments by considering the estimated amount it would pay or receive to terminate these agreements at the reporting date. The changes in the fair value of highly effective designated cash flow hedges are recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged item is recognized in earnings. The Company excludes the change in forward points from the assessment of hedge effectiveness and recognizes the excluded component in Other, net in the Consolidated Statements of Operations. The Company de-designates its cash flow hedges when the forecasted hedged transactions affect earnings or it is probable the forecasted hedged transactions will not occur in the initially identified time period. At such time, the associated gains and losses deferred in AOCI on the Company's Consolidated Balance Sheets are reclassified into earnings and any subsequent changes in the fair value of such derivative instruments are immediately reflected in earnings. The Company recognizes the unrealized gains and losses due to the changes in the fair value of derivatives that are not designated as hedging instruments or are not assessed to be highly effective in Other, net in the Consolidated Statements of Operations. The Company recognizes gains and losses from foreign currency forward exchange contracts within Other non-cash operating activities in the Consolidated Statements of Cash Flows.

Warranty. The Company estimates probable product warranty costs at the time revenue is recognized. The Company generally provides warranty on its products for a period of 1 to 5 years. The Company's warranty provision considers estimated product failure rates, trends (including the timing of product returns during the warranty periods), and estimated repair or replacement costs related to product quality issues, if any. The Company also exercises judgment in estimating its ability to sell refurbished products.

Revenue Recognition and Sales Incentive Programs. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue from sales of products is generally recognized upon transfer of control to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products, net of sales taxes. This typically occurs upon shipment from the Company. When applicable, the Company includes shipping charges billed to customers in Revenue and includes the related shipping costs in Cost of revenue on the Company's Consolidated Statements of Operations.

The Company records estimated variable consideration at the time of revenue recognition as a reduction to revenue. Variable consideration generally consists of sales incentive programs, such as price protection and volume incentives aimed at increasing customer demand. For original equipment manufacturers ("OEMs") sales, rebates are typically established by estimating the most likely amount of consideration expected to be received based on an OEM customer's volume of purchases from the Company or other agreed upon rebate programs. For the distribution and retail channel, these programs typically involve estimating the most likely amount of rebates related to a customer's level of sales, order size, advertising or point of sale activity as well as the expected value of price protection adjustments based on historical analysis and forecasted pricing environment. Marketing development program costs are accrued and recorded as a reduction to revenue at the same time that the related revenue is recognized.

At the end of the reporting period, the Company has unfulfilled product purchase orders which represent performance obligations not delivered, or partially undelivered under existing customer contracts. Some of these purchase orders are non-cancellable in nature. As of June 28, 2024, all non-cancellable purchase orders are less than one year in duration and are expected to be fulfilled in the next twelve months. The Company applied optional exemption to not disclose the value of these remaining performance obligations as they are part of a contract that has an original expected duration of one year or less.

The Company expenses sales commissions as incurred because the amortization period would have been one year or less. These costs are recorded as Marketing and administrative in the Company's Consolidated Statements of Operations.

Restructuring Costs. The Company incurs restructuring costs in connection with workforce reductions, consolidation or closure of facilities and other exit costs. The Company records employee termination liabilities when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements. Other costs associated with a restructuring plan or exit or disposal activities are recognized in the period in which the liability is incurred or the asset is impaired.

Advertising Expense. The cost of advertising is expensed as incurred. Advertising costs were approximately $18 million, $30 million and $34 million in fiscal years 2024, 2023 and 2022, respectively.

Share-Based Compensation. The Company accounts for share-based compensation at fair value, net of estimated forfeitures. When estimating forfeitures, the Company considers voluntary termination behavior as well as the historical analysis of actual forfeited awards. The Company estimates the fair value of granted share options, restricted share units ("RSUs"), and performance-based share units ("PSUs") subject to a performance goal related to the Company's adjusted earnings per share using the Black-Scholes-Merton valuation model and a single share award approach. The Company estimates the fair value of PSUs related to the Company's return on invested capital and total shareholder return using a Monte Carlo simulation valuation model. Share-based compensation expense for share options and RSUs with only a service condition is recognized on a straight-line basis over the requisite service period. The expense for PSUs with both a service condition and a performance or market condition is recognized on a graded vesting basis.

Accounting for Income Taxes. The Company records a provision or benefit for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company recognizes the deferred income tax effects of a change in tax rates in the period of the enactment. The Company periodically reassesses the need for valuation allowances on the deferred tax assets, considering both positive and negative evidence to evaluate whether it is more likely than not that all or a portion of such assets will not be realized.

The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Equity Investments. From time to time, the Company enters into certain strategic investments for the promotion of business and strategic objectives, which are accounted for either under equity method or the measurement alternative. These investments are included in Other assets, net in the Company's Consolidated Balance Sheets and are subsequently adjusted through Other, net in the Consolidated Statements of Operations.

Investments are accounted for under the equity method if the Company has the ability to exercise significant influence, but does not have a controlling financial interest. These investments are measured at cost, less any impairment plus the Company's portion of investee's income or loss. The Company uses the financial statements of investees to determine any adjustments, which are received on a one-quarter lag.

For equity investments where the Company does not have the ability to exercise significant influence and there are no readily determinable fair values, the Company has elected to apply the measurement alternative, under which investments are measured at cost, less impairment, and adjusted for qualifying observable price changes on a prospective basis.

The Company's strategic investments are periodically analyzed to determine whether or not there are indicators of impairment by assessing factors such as deterioration of earnings, adverse change in market/industry conditions, the ability to operate as a going concern, and other factors which indicate that the carrying amount of the investment might not be recoverable. In such a case, the decrease in value is recognized in the period the impairment occurs in the Consolidated Statements of Operations.

Foreign Currency Remeasurement and Translation. The U.S. dollar is the functional currency for the majority of the Company's foreign operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the balance sheet date at exchange rates in effect at the end of each period. The gains and losses from the remeasurement are included in Other, net in the Company's Consolidated Statements of Operations.

The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized in foreign currency translation included in Accumulated other comprehensive income, which is a component of Shareholders' Deficit.

Government Incentives. The Company enters into government incentive arrangements with domestic and foreign, local, regional and national governments, which vary in size, duration and conditions. In fiscal year 2024, approximately $3 million of operating grants were recognized as reductions to Cost of revenue and Product development in the Consolidated Statements of Operations. As of June 28, 2024, the advanced cash grants were $17 million, which were reflected within Accrued expenses in the Company's Consolidated Balance Sheets. In fiscal year 2023, approximately $13 million of operating grants were recognized as reductions to Cost of revenue and Product development in the Consolidated Statements of Operations. The Company also received advanced cash grants of $13 million, which were reflected within Accrued expenses in the Company's Consolidated Balance Sheets as of June 30, 2023.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are assessed each period and updated to reflect current information, including those related to revenue recognition, share-based compensation, restructuring accruals, provision for taxes, valuation allowance for deferred taxes, provision for expected credit losses, inventory reserves, warranty accruals, and impairment assessments of goodwill, intangible assets and other long-lived assets. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances, and are subject to significant uncertainties, some of which are beyond the Company's control. Should any of these estimates change, it could adversely affect the Company's results of operations. Actual results could differ materially from these estimates under different assumptions or conditions.

Concentrations

Concentration of Credit Risk. The Company's customer base is concentrated with a small number of customers. The Company does not generally require collateral or other security to support accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations on its customers' financial condition. The Company establishes allowances for expected credit losses based upon factors surrounding the credit risk of customers, global macroeconomic conditions and an analysis of specific exposures. One customer and two customers accounted for more than 10% of the Company's accounts receivable as of June 28, 2024 and June 30, 2023, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and foreign currency forward exchange contracts. The Company maintains the cash and cash equivalents with four major financial institutions and a portion of such balances exceed or are not subject to Federal Deposit Insurance Corporation, or FDIC, insurance limits. The Company mitigates concentrations of credit risk in its financial instruments through diversification, by investing in highly-rated securities and/or major multinational companies.

In entering into foreign currency forward exchange contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The counterparties to these contracts are major multinational commercial and investment banks, and the Company has not incurred and does not expect any losses as a result of counterparty defaults.

Supplier Concentration. Certain of the raw materials, components and equipment used by the Company in the manufacture of its products are available from single-sourced direct and indirect vendors. Shortages could occur in these essential materials and components due to an interruption of supply or increased demand in the industry. If the Company were unable to procure certain materials, components or equipment at all or acceptable prices, it would be required to reduce its manufacturing operations, which could have a material adverse effect on its results of operations.

Recently Adopted Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board (FASB) issued ASU 2022-04 (ASC Subtopic 405-50), Disclosure of Supplier Finance Program Obligations. This ASU requires disclosure of key terms of the outstanding supplier finance programs and a roll forward of the related obligations. The Company adopted this guidance during the first quarter of fiscal year 2024, except for the disclosure on rollforward information which will be adopted in fiscal year 2025, in line with the effective adoption date prescribed by the FASB. The adoption of this ASU did not have a material impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 (ASC Topic 280), *Improvements to Reportable Segment Disclosures*. This ASU improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to adopt this guidance for its annual reporting in fiscal year 2025 and for interim period reporting beginning the first quarter of fiscal year 2026 on a retrospective basis. Early adoption is permitted. This standard is expected to impact the Company's disclosures and will not have impact on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09 (ASC Topic 740), *Improvements to Income Tax Disclosures*. This ASU requires disaggregated income tax disclosures on the rate reconciliation and income taxes paid. The Company is required to adopt this guidance for its annual reporting in fiscal year 2026 on a prospective basis but have the option to apply it retrospectively. Early adoption is permitted. This standard is expected to impact the Company's disclosures and will not have impact on its Consolidated Financial Statements.

2. Balance Sheet Information

Cash, Cash Equivalents and Restricted Cash

The following table provides a summary of cash, cash equivalents and restricted cash reported within the Company's Consolidated Balance Sheets that reconciles to the corresponding amount in the Company's Consolidated Statements of Cash Flows:

(Dollars in millions)	June 28, 2024		June 30, 2023		July 1, 2022	
Cash and cash equivalents	$	1,358	$	786	$	615
Restricted cash included in Other current assets		2		2		2
Total cash, cash equivalents and restricted cash shown in the Statements of Cash Flows	$	1,360	$	788	$	617

Accounts Receivable, net

The details of the accounts receivable, net were as follows:

(Dollars in millions)	June 28, 2024		June 30, 2023	
Accounts receivable	$	433	$	625
Allowances for expected credit losses		(4)		(4)
Account receivable, net	$	429	$	621

Activity in the expected credit losses accounts was as follows:

(Dollars in millions)	Balance at Beginning of Period		Charges (Credit) to Operations		Balance at End of Period
Fiscal year ended July 1, 2022	$	4	—	$	4
Fiscal year ended June 30, 2023	$	4	—	$	4
Fiscal year ended June 28, 2024	$	4	—	$	4

In connection with the Company's factoring agreements, from time to time the Company sells accounts receivables to third parties for cash proceeds less a discount. During fiscal year 2024, the Company sold trade receivables without recourse for cash proceeds of $1.2 billion, of which $294 million remained subject to servicing by the Company as of June 28, 2024. During fiscal year 2023, the Company sold trade receivables without recourse for cash proceeds of $876 million, of which $275 million remained subject to servicing by the Company as of June 30, 2023. The discounts on trade receivables sold were $11 million for fiscal year 2024, $11 million for fiscal year 2023 and immaterial for fiscal year 2022, respectively.

Inventories, net

The details of the inventory, net were as follows:

(Dollars in millions)	June 28, 2024		June 30, 2023	
Raw materials and components	$	270	$	241
Work-in-process		831		682
Finished goods		138		217
Total inventories, net	$	1,239	$	1,140

Other Current Assets

The details of the other current assets were as follows:

(Dollars in millions)	June 28, 2024		June 30, 2023	
Vendor receivables	$	110	$	167
Other current assets		196		191
Total	$	306	$	358

Property, Equipment and Leasehold Improvements, net

The components of property, equipment and leasehold improvements, net were as follows:

(Dollars in millions)	Useful Life in Years	June 28, 2024		June 30, 2023	
Land and land improvements		$	18	$	21
Equipment	3 – 10		8,632		8,504
Buildings and leasehold improvements	Up to 30		1,412		1,435
Construction in progress			198		307
Gross property, equipment and leasehold improvements			10,260		10,267
Less: accumulated depreciation and amortization			(8,646)		(8,561)
Property, equipment and leasehold improvements, net		$	1,614	$	1,706

Depreciation expense, which includes amortization of leasehold improvements, was $264 million, $504 million and $431 million for fiscal years 2024, 2023 and 2022, respectively. In fiscal year 2024, the Company recognized a charge of $13 million for the accelerated depreciation of certain fixed assets which was recorded to Cost of revenue in the Consolidated Statements of Operations. In fiscal year 2023, the Company recognized a charge of $85 million for the accelerated depreciation of certain fixed assets, of which $60 million and $25 million was recorded to Cost of revenue and Product development, respectively, in the Consolidated Statements of Operations. In fiscal year 2022, the accelerated depreciation charge recognized was immaterial. Interest on borrowings related to eligible capital expenditures is capitalized as part of the cost of the qualified assets and amortized over the estimated useful lives of the assets. During fiscal years 2024, 2023 and 2022, the Company capitalized interest of $9 million, $8 million and $3 million, respectively.

Accrued Expenses

The details of the accrued expenses were as follows:

(Dollars in millions)	June 28, 2024		June 30, 2023	
Dividends payable	$	147	$	145
Other accrued expenses		507		603
Total	$	654	$	748

Accumulated Other Comprehensive (Loss) Income ("AOCI")

The components of AOCI, net of tax, were as follows:

(Dollars in millions)	Unrealized Gains/(Losses) on Cash Flow Hedges		Unrealized Gains/(Losses) on Post-Retirement Plans		Foreign Currency Translation Adjustments		Total	
Balance at July 1, 2022	$	51	$	(14)	$	(1)	$	36
Other comprehensive income before reclassifications		65		11		—		76
Amounts reclassified from AOCI		(13)		(1)		—		(14)
Other comprehensive income		52		10		—		62
Balance at June 30, 2023		103		(4)		(1)		98
Other comprehensive (loss) income before reclassifications		(13)		1		1		(11)
Amounts reclassified from AOCI		(90)		1		—		(89)
Other comprehensive (loss) income		(103)		2		1		(100)
Balance at June 28, 2024	$	—	$	(2)	$	—	$	(2)

3. Goodwill and Other Intangible Assets

Goodwill

The carrying amount of goodwill was $1.2 billion as of June 28, 2024 and June 30, 2023. Goodwill divested as a result of the sale of SoC business during fiscal year 2024 was $18 million. Refer to *Note 18. Divestiture* for more information. There were no other additions to, disposals of, impairments of or translation adjustments to goodwill in fiscal years 2024, 2023 and 2022.

Other Intangible Assets

Other intangible assets consist primarily of existing technology, customer relationships and trade names acquired in business combinations. Intangibles are amortized on a straight-line basis over the respective estimated useful lives of the assets. Amortization is charged to Operating expenses in the Consolidated Statements of Operations.

In fiscal year 2024, there was no amortization expense for other intangible assets. For fiscal years 2023 and 2022, amortization expense for other intangible assets was $9 million and $20 million, respectively.

There was no net carrying value of other intangible assets subject to amortization as of June 28, 2024 and June 30, 2023.

62

4. Debt

The following table provides details of the Company's debt as of June 28, 2024 and June 30, 2023:

(Dollars in millions)	June 28, 2024	June 30, 2023
Unsecured Senior Notes[1]		
$1,000 issued on May 28, 2014 at 4.75% due January 1, 2025 *(the "2025 Notes")*, interest payable semi-annually on January 1 and July 1 of each year.	479	479
$700 issued on May 14, 2015 at 4.875% due June 1, 2027 *(the "2027 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	505	504
$500 issued on June 18, 2020 at 4.091% due June 1, 2029 *(the "June 2029 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	471	465
$500 issued on December 8, 2020 at 3.125% due July 15, 2029 *(the "July 2029 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	163	163
$500 issued on May 30, 2023 at 8.25% due December 15, 2029 *(the "December 2029 Notes")*, interest payable semi-annually on June 15 and December 15 of each year.	500	500
$500 issued on June 10, 2020 at 4.125% due January 15, 2031 *(the "January 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	275	275
$500 issued on December 8, 2020 at 3.375% due July 15, 2031 *(the "July 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	72	72
$500 issued on May 30, 2023 at 8.50% due July 15, 2031 *(the "8.50% July 2031 Notes")*, interest payable semi-annually on January 15 and July 15 of each year.	500	500
$750 issued on November 30, 2022 at 9.625% due December 1, 2032 *(the "2032 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	750	750
$500 issued on December 2, 2014 at 5.75% due December 1, 2034 *(the "2034 Notes")*, interest payable semi-annually on June 1 and December 1 of each year.	489	489
Exchangeable Senior Notes[1]		
$1,500 issued on September 13, 2023 at 3.50% due June 1, 2028 *(the "2028 Notes")*, interest payable semi-annually on March 1 and September 1 of each year.	1,500	—
Term Loans		
$600 borrowed on October 14, 2021 at SOFR plus a variable margin ranging from 1.125% to 2.375%, *(the "Term Loan A1")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of September 16, 2025.	—	430
$600 borrowed on October 14, 2021 at SOFR plus a variable margin ranging from 1.25% to 2.5%, *(the "Term Loan A2")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of July 30, 2027.	—	430
$600 borrowed on August 18, 2022 at SOFR plus a variable margin ranging from 1.25% to 2.5%, *(the "Term Loan A3")*, repayable in quarterly installments beginning on December 31, 2022, with a final maturity date of July 30, 2027.	—	430
	5,704	5,487
Less: unamortized debt issuance costs	(30)	(36)
Debt, net of debt issuance costs	5,674	5,451
Less: current portion of long-term debt	(479)	(63)
Long-term debt, less current portion	$ 5,195	$ 5,388

_____

[1] All unsecured senior notes and exchangeable senior notes are issued by Seagate HDD Cayman ("Seagate HDD"), and the obligations under these notes are fully and unconditionally guaranteed, on a senior unsecured basis, by Seagate Technology Unlimited Company ("STUC") and STX.

2028 Exchangeable Senior Notes and related Capped Call Transactions

2028 Notes. On September 13, 2023, Seagate HDD, in a private placement, issued $1.5 billion in aggregate principal amount of 3.50% Exchangeable Senior Notes due 2028 (the "2028 Notes"), which includes $200 million aggregate principal amount pursuant to the over-allotment option of the initial purchasers to purchase additional notes. The 2028 Notes will mature on June 1, 2028, with interest payable semi-annually on March 1 and September 1 of each year, commencing March 1, 2024.

For the fiscal year ended June 28, 2024, the effective interest rate for the 2028 Notes was 3.94%, with contractual interest expense of $25 million and immaterial amortization of debt issuance costs.

The entire outstanding principal amount of Term Loans A1, A2 and A3 were repaid from the proceeds of the 2028 Notes issuance. The exchange was accounted for as a debt extinguishment and the Company recorded a net loss of $29 million, which was included in the Net (loss) gain recognized from early redemption of debt in the Company's Consolidated Statements of Operations. In connection with the repayment of Term Loans, the Company terminated certain interest rate swap agreements. Refer to "*Note 8. Derivative Financial Instruments*" for more details.

Prior to March 1, 2028, the 2028 Notes are exchangeable at the option of the holders only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on December 31, 2023 (and only during such calendar quarter), if the last reported sale price of the ordinary Shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price in effect on each applicable trading day;

- during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of 2028 Notes for each trading day period was less than 98% of the product of the last reported sale price of the ordinary shares and the applicable exchange rate on such trading day; or

- upon the occurrence of specified corporate events described in the indenture with respect to the 2028 Notes.

On or after March 1, 2028, the 2028 Notes are exchangeable at any time at the option of the holders until the close of business on the second scheduled trading day immediately preceding the maturity date, unless the 2028 Notes have been previously redeemed or repurchased by Seagate HDD.

Upon exchange of the 2028 Notes, Seagate HDD will pay cash up to the aggregate principal amount of 2028 Notes to be exchanged and will pay or cause to be delivered, as the case may be, cash, ordinary shares of the Company or a combination of cash and ordinary shares of the Company, at Seagate HDD's election, in respect of any remainder of the exchange obligation in excess of such principal amount. The initial exchange rate for the 2028 Notes is 12.1253 ordinary shares per $1,000 principal amount of 2028 Notes.

Seagate HDD may redeem the 2028 Notes at its option, in whole but not in part, if Seagate HDD or the Guarantors have, or on the next interest payment date would, become obligated to pay to the holder of any Note additional amounts as a result of certain tax-related events at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date; provided that Seagate HDD may only redeem the 2028 Notes if: (x) Seagate HDD or the relevant Guarantor cannot avoid these obligations by taking commercially reasonable measures available to Seagate HDD or such Guarantor; and (y) Seagate HDD delivers to the Trustee an opinion of outside legal counsel of recognized standing in the relevant taxing jurisdiction attesting to such tax-related event and obligation to pay additional amounts.

Seagate HDD also may redeem the 2028 Notes at its option on or after September 8, 2026, in whole or in part, if the last reported sale price of ordinary shares of the Company has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which Seagate HDD provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which Seagate HDD provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If Seagate HDD redeems less than all the outstanding 2028 Notes, at least $150 million aggregate principal amount of 2028 Notes must be outstanding and not subject to redemption as of the relevant notice of redemption date.

As of June 28, 2024, the 2028 Notes were not exchangeable. Refer to "*Note 13. Net Income (Loss) Per Share*" for the potential dilutive impact of the 2028 Notes.

In connection with the 2028 Notes, the Company and Seagate HDD entered into privately negotiated capped call transactions with certain financial institutions. The cap price of the capped call transactions will initially be $107.848 per share. The cost of the capped call transactions was $95 million, which met certain accounting criteria to be accounted under Additional Paid-in Capital as part of the Shareholders' Deficit and are not accounted as derivatives in the Company's Consolidated Balance Sheets.

Credit Agreement

The credit agreement dated as of February 20, 2019, by and among, Seagate Technology Holdings plc, Seagate HDD, The Bank of Nova Scotia, as administrative agent, and the lenders party thereto (as amended from time to time, the "Credit Agreement") includes two financial covenants: (1) interest coverage ratio and (2) total net leverage ratio. For the fiscal quarter ended June 28, 2024 until the end of the covenant relief period, which terminates on June 27, 2025, the maximum permitted total net leverage ratio is 6.75 to 1.00, and applies only to the extent that the aggregate outstanding amount of revolving loans, swing line loans and the aggregate face amount of certain letters of credit exceeds 25% of the then outstanding revolving commitments in effect (the "Testing Condition") as of the last day of the fiscal quarter. The maximum permitted total leverage ratio for each fiscal quarter ending after June 27, 2025 is 4.00 to 1.00.

For the fiscal quarter ended June 28, 2024 until the fiscal quarter ending June 27, 2025, the minimum interest coverage ratio is 2.25 to 1.00, and applies only to the extent that the Testing Condition is satisfied as of the last day of the fiscal quarter. The minimum interest coverage ratio is 3.25 to 1.00 for each fiscal quarter ending after June 27, 2025.

Future Principal Payments on Long-term Debt

At June 28, 2024, future principal payments on long-term debt were as follows (in millions):

Fiscal Year	Amount
2025	$ 479
2026	—
2027	505
2028	1,500
2029	495
Thereafter	2,750
Total	$ 5,729

5. Income Taxes

Income (loss) before income taxes consisted of the following:

	Fiscal Years Ended		
(Dollars in millions)	June 28, 2024	June 30, 2023	July 1, 2022
U.S.	$ 249	$ 300	$ 145
Non-U.S.	196	(796)	1,534
	$ 445	$ (496)	$ 1,679

The provision for income taxes consisted of the following:

		Fiscal Years Ended				
(Dollars in millions)		June 28, 2024		June 30, 2023		July 1, 2022
Current income tax expense:						
U.S.	$	2	$	6	$	4
Non-U.S.		30		17		35
Total Current		32		23		39
Deferred income tax expense/(benefit):						
U.S.		71		9		3
Non-U.S.		7		1		(12)
Total Deferred		78		10		(9)
Provision for income taxes	$	110	$	33	$	30

The significant components of the Company's deferred tax assets and liabilities were as follows:

		Fiscal Years Ended		
(Dollars in millions)		June 28, 2024		June 30, 2023
Deferred tax assets				
Accrued warranty	$	37	$	38
Inventory carrying value adjustments		32		40
Receivable allowances		9		11
Accrued compensation and benefits		36		43
Capitalized research expenses		—		119
Depreciation		19		40
Restructuring accruals		2		14
Lease liabilities		64		62
Other accruals and deferred items		11		14
Net operating losses		613		542
Tax credit carryforwards		593		619
Capital loss carryforwards		67		—
Other assets		40		1
Gross: Deferred tax assets		1,523		1,543
Less: Valuation allowance		(430)		(370)
Net: Deferred tax assets		1,093		1,173
Deferred tax liabilities				
Unremitted earnings of certain non-U.S. entities		(4)		(4)
Acquisition-related items		(1)		(1)
Right-of-use assets		(63)		(62)
Other liabilities		—		(2)
Net: Deferred tax liabilities		(68)		(69)
Total net deferred tax assets	$	1,025	$	1,104

At June 28, 2024, the Company recorded $1.0 billion of net deferred tax assets. The realization of most of these deferred tax assets is primarily dependent on the Company's ability to generate sufficient U.S. and certain non-U.S. taxable income in future periods. Although realization is not assured, the Company's management believes it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent periods when the Company re-evaluates the underlying basis for its estimates of future U.S. and certain non-U.S. taxable income.

The deferred tax asset valuation allowance increased by $60 million in fiscal year 2024, which primarily relates to the generation of capital loss carryforwards which are not likely to be realized.

At June 28, 2024, the Company had U.S. tax net operating loss and credit carryforwards of approximately $3.7 billion and $709 million, respectively, of which approximately $4 million and $22 million, respectively, are scheduled to expire at various dates in fiscal year 2025, if not utilized. At June 28, 2024, the Company had non-U.S. tax net operating loss carryforwards of approximately $411 million, all of which are indefinite lived. As of June 28, 2024, the Company had gross capital loss carryforwards of $294 million, which if not utilized, will expire as of fiscal year 2029.

As of June 28, 2024, approximately $17 million and $18 million of the Company's total U.S. net operating loss and tax credit carryforwards, respectively, are subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code.

We established Singapore as our principal executive offices in fiscal year 2024. The Singaporean statutory tax rate of 17% is used for purposes of the reconciliation between the provision for income taxes at the statutory rate and our effective tax rate. For fiscal years 2023 and 2022, a notional Irish statutory rate of 25% was used.

					Fiscal Years Ended			
(Dollars in millions)		June 28, 2024			June 30, 2023			July 1, 2022
Provision (benefit) at statutory rate	$	76	$		(124)	$		420
Permanent differences		5			8			5
Valuation allowance		47			(18)			7
Effect of rates different than statutory		(2)			178			(371)
Research credit		(9)			(18)			(26)
Capital loss carryforward		(11)			—			—
Other individually immaterial items		4			7			(5)
Provision for income taxes	$	110	$		33	$		30

A substantial portion of the Company's operations in Singapore and Thailand operate under various tax incentive programs, which expire in whole or in part at various dates through fiscal year 2036. Certain tax incentives may be extended if specific conditions are met. The net impact of these tax incentive programs was to increase the Company's net income by approximately $40 million in fiscal year 2024 ($0.19 per share, diluted), to decrease the Company's net loss by approximately $14 million in fiscal year 2023 ($0.07 per share, basic) and to increase the Company's net income by approximately $290 million in fiscal year 2022 ($1.29 per share, diluted).

The Company analyzes the potential needs for deferred tax liabilities with respect to the accumulated earnings of foreign subsidiaries annually. The analysis focuses on the outside basis differences in the stock of the foreign subsidiaries as well as the withholding tax obligations those subsidiaries may have with respect to any distribution. The undistributed earnings for which taxes are not provided are permanently reinvested or can be repatriated without incremental tax liability.

As of June 28, 2024 and June 30, 2023, the Company had approximately $112 million and $116 million, respectively, of unrecognized tax benefits excluding interest and penalties. These amounts, if recognized, would impact the effective tax rate subject to certain future valuation allowance offsets.

The following table summarizes the activities related to the Company's gross unrecognized tax benefits:

					Fiscal Years Ended			
(Dollars in millions)		June 28, 2024			June 30, 2023			July 1, 2022
Balance of unrecognized tax benefits at the beginning of the year	$	116	$		114	$		108
Gross increase for tax positions of prior years		3			—			1
Gross decrease for tax positions of prior years		(12)			(4)			(1)
Gross increase for tax positions of current year		5			7			6
Gross decrease for tax positions of current year		—			(1)			—
Balance of unrecognized tax benefits at the end of the year	$	112	$		116	$		114

It is the Company's policy to include interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Operations. Interest and penalties recorded on these tax positions were not material to any periods presented in the Consolidated Statements of Operations. As of June 28, 2024, accrued interest and penalties related to unrecognized tax benefits did not materially change compared to fiscal year 2023.

During the 12 months beginning June 29, 2024, the Company does not expect a material change to its unrecognized tax benefits as a result of the expiration of certain statutes of limitation.

The Company is required to file U.S. and non-U.S. income tax returns. The Company is no longer subject to examination of its U.S. income tax returns for years prior to fiscal year 2020 and prior to fiscal year 2013 for non-U.S. income tax returns.

6. Leases

The Company is a lessee in several operating leases related to real estate facilities for warehouse, office and lab space.

The Company's lease arrangements comprise operating leases with various expiration dates through 2068. The lease term includes the non-cancelable period of the lease, adjusted for options to extend or terminate the lease when it is reasonably certain that an option will be exercised.

During fiscal years 2024 and 2023, the Company sold and leased back certain properties and recorded a net gain of $30 million and $156 million respectively, within Restructuring and other, net in the Consolidated Statements of Operations.

Operating lease costs include short-term lease costs and are shown net of immaterial sublease income. The components of lease costs and other information related to leases were as follows:

	Fiscal Years Ended		
(Dollars in millions)	June 28, 2024	June 30, 2023	July 1, 2022
Operating lease cost	$ 72	$ 21	$ 16
Variable lease cost	3	3	4
Total lease cost	$ 75	$ 24	$ 20
Operating cash outflows from operating leases	$ 63	$ 23	$ 20

During fiscal years 2024 and 2023, the Company obtained $47 million and $353 million ROU assets in exchange for new operating lease liabilities, respectively. In fiscal year 2022, the ROU assets obtained in exchange for new operating lease liabilities were immaterial.

	June 28, 2024	June 30, 2023	July 1, 2022
Weighted-average remaining lease term	8.6 years	9.6 years	9.3 years
Weighted-average discount rate	8.45 %	8.49 %	6.40 %

ROU assets and lease liabilities included in the Company's Consolidated Balance Sheets were as follows:

(Dollars in millions)	Balance Sheet Location	June 28, 2024	June 30, 2023
ROU assets	Other assets, net	$ 403	$ 396
Current lease liabilities	Accrued expenses	61	51
Non-current lease liabilities	Other non-current liabilities	338	333

At June 28, 2024, future lease payments included in the measurement of lease liabilities were as follows (in millions):

Fiscal Year	Amount
2025	$ 63
2026	64
2027	59
2028	60
2029	62
Thereafter	256
Total lease payments	564
Less: imputed interest	(165)
Present value of lease liabilities	$ 399

7. Restructuring and Other, Net

During fiscal years 2024, 2023 and 2022, the Company recorded restructuring and other, net benefit of $30 million, and charge of $102 million and $3 million, respectively, in the Company's Consolidated Statements of Operations. The net benefit for fiscal year 2024 was primarily due to the net gain of $30 million from the sale and leaseback of certain property. The net proceeds of $34 million from this transaction were recorded as an investing inflow in the Company's Statements of Cash Flows for the fiscal year 2024. The Company's restructuring plans are comprised primarily of charges related to workforce reduction costs, including severance and other one-time termination benefits and facilities and other exit costs. The Company's significant restructuring plans are described below.

October 2022 Plan - On October 24, 2022, the Company committed to an October 2022 restructuring plan (the "October 2022 Plan") to reduce its cost structure to better align the Company's operational needs to current economic conditions while continuing to support the long-term business strategy. On March 29, 2023, in light of further deteriorating economic conditions, the Company committed to an expansion of the October 2022 Plan. This expanded plan included aligning its business plan to near-term market conditions, along with other cost saving measures. The October 2022 Plan was substantially completed by the end of fiscal year 2023.

April 2023 Plan - On April 20, 2023, the Company committed to an April 2023 restructuring plan (the "April 2023 Plan") to further reduce its cost structure in response to changes in macroeconomic and business conditions. The April 2023 Plan was intended to align the Company's operational needs with the near-term demand environment while continuing to support the long-term business strategy. The April 2023 Plan was substantially completed by the end of fiscal year 2023.

The following table summarizes the Company's restructuring activities under its active restructuring plans for fiscal years 2024, 2023 and 2022:

(Dollars in millions)	April 2023 Plan		October 2022 Plan		Other Plans		
	Workforce Reduction Costs	Facilities and Other Exit Costs	Workforce Reduction Costs	Facilities and Other Exit Costs	Workforce Reduction Costs	Facilities and Other Exit Costs	Total
Accrual Balance at July 2, 2021	$ —	$ —	$ —	$ —	$ 2	$ 6	$ 8
Restructuring charges	—	—	—	—	2	1	3
Cash payments	—	—	—	—	(4)	(2)	(6)
Accrual Balance at July 1, 2022	—	—	—	—	—	5	5
Restructuring charges	145	3	104	7	10	—	269
Cash payments	(37)	(3)	(103)	(1)	(10)	(1)	(155)
Adjustments	—	—	—	(1)	1	—	—
Accrual Balance at June 30, 2023	108	—	1	5	1	4	119
Restructuring charges	—	—	—	—	6	1	7
Cash payments	(106)	—	(1)	(3)	(5)	(1)	(116)
Adjustments	(1)	—	—	(1)	—	(4)	(6)
Accrual Balance at June 28, 2024	$ 1	$ —	$ —	$ 1	$ 2	$ —	$ 4
Total costs incurred to date as of June 28, 2024	$ 144	$ 3	$ 104	$ 5	$ 70	$ 10	$ 336
Total expected costs to be incurred as of June 28, 2024	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The accrued restructuring balance of $4 million at June 28, 2024 was included in Accrued expenses in the Company's Consolidated Balance Sheets. Of the accrued restructuring balance of $119 million at June 30, 2023, $117 million was included in Accrued expenses and $2 million was included in Other non-current liabilities in the Company's Consolidated Balance Sheets.

During fiscal years 2024 and 2023, the Company sold certain properties and assets and recognized a net gain of $31 million and $167 million, respectively. The net gain was included in Restructuring and other, net in the Company's Consolidated Statements of Operations.

8. Derivative Financial Instruments

The Company is exposed to foreign currency exchange rate, interest rate and to a lesser extent, equity market risks relating to its ongoing business operations. From time to time, the Company enters into cash flow hedges in the form of foreign currency forward exchange contracts in order to manage the foreign currency exchange rate risk on forecasted expenses and investments denominated in foreign currencies.

The Company entered into certain interest rate swap agreements to convert the variable interest rate on its Term Loans to fixed interest rates. The objective of the interest rate swap agreements was to eliminate the variability of interest payment cash flows associated with the variable interest rate under the Term Loans. The Company designated the interest rate swaps as cash flow hedges. On September 13, 2023, the Company terminated its then existing interest rate swap agreements as a result of the repayment of Term Loans A1, A2 and A3 and received cash proceeds of $25 million from the counterparty. The cash proceeds are reported within Net cash provided by operating activities in the Company's Consolidated Statements of Cash Flows during the fiscal year ended 2024. The Company discontinued the related hedge accounting prospectively and realized a net gain of $104 million in Net gain from termination of interest rate swap in the Consolidated Statements of Operations during the fiscal year ended 2024. Additionally, $6 million of the gains were amortized to Interest expense prior to the termination of interest rate swap in the Company's Consolidated Statements of Operations. Refer to "*Note 4. Debt*" for more details.

As of June 28, 2024, the Company does not have any interest rate swap contracts.

The net unrealized loss on cash flow hedges was immaterial as of June 28, 2024. The net unrealized gain on cash flow hedges was $12 million as of June 30, 2023.

The following tables show the effect of the Company's derivative instruments in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Operations for the fiscal year ended June 28, 2024.

(Dollars in millions) Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Foreign currency forward exchange contracts	Other, net	$ (8)
Total return swap	Operating expenses	10

(Dollars in millions) Derivatives Designated as Hedging Instruments	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward exchange contracts	$ 2	Cost of revenue	$ (3)	Other, net	$ 3
Interest rate swap	(15)	Interest expense	(11)	Net gain from termination of interest rate swap[1]	104

_____
[1] The net gain recognized into earnings as a result of the discontinuance of interest rate swap during the fiscal year ended June 28, 2024.

The following tables show the effect of the Company's derivative instruments in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Operations for the fiscal year ended June 30, 2023.

(Dollars in millions) Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Foreign currency forward exchange contracts	Other, net	$ (7)
Total return swap	Operating expenses	6

(Dollars in millions) Derivatives Designated as Hedging Instruments	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign currency forward exchange contracts	$ (6)	Cost of revenue	$ (16)	Other, net	$ (4)
Interest rate swap	71	Interest expense	29	Interest expense	—

The Company is subject to equity market risks due to changes in the fair value of the notional investments selected by its employees as part of its non-qualified deferred compensation plan: the Seagate Deferred Compensation Plan (the "SDCP"). The Company entered into a Total Return Swap ("TRS") in order to manage the equity market risks associated with the SDCP's liabilities. The TRS is designed to substantially offset changes in the SDCP's liabilities due to changes in the value of the investment options made by employees. The contract, which settles monthly and effectively mitigates counterparty risk will mature in June 2025. The Company did not designate the TRS as a hedge. Rather, the Company records all changes in the fair value of the TRS to earnings to offset the market value changes of the SDCP's liabilities.

The gross notional and fair value of derivative instruments in the Consolidated Balance Sheets as of June 28, 2024 and June 30, 2023 were as follows:

| | | As of June 28, 2024 | | | | |
| | | Derivative Assets | | Derivative Liabilities | |
(Dollars in millions)	Outstanding Gross Notional	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:					
Foreign currency forward exchange contracts	$ 35	Other current assets	$ —	Accrued expenses	$ (1)
Derivatives not designated as hedging instruments:					
Foreign currency forward exchange contracts	165	Other current assets	1	Accrued expenses	—
Total return swap	112	Other current assets	—	Accrued expenses	—
Total derivatives	$ 312		$ 1		$ (1)

| | | As of June 30, 2023 | | | | |
| | | Derivative Assets | | Derivative Liabilities | |
(Dollars in millions)	Outstanding Gross Notional	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:					
Foreign currency forward exchange contracts	$ 445	Other current assets	$ 2	Accrued expenses	$ (10)
Interest rate swap	1,288	Other current assets	20	Accrued expenses	—
Derivatives not designated as hedging instruments:					
Foreign currency forward exchange contracts	197	Other current assets	—	Accrued expenses	(1)
Total return swap	108	Other current assets	1	Accrued expenses	—
Total derivatives	$ 2,038		$ 23		$ (11)

9. Fair Value

Measurement of Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

A fair value hierarchy is based on whether the market participant assumptions used in determining fair value are obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are inactive; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both unobservable and significant to the fair value measurement.

The Company considers an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis and views an inactive market as one in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers. Where appropriate, the Company's or the counterparty's non-performance risk is considered in determining the fair values of liabilities and assets, respectively.

Items Measured at Fair Value on a Recurring Basis

The following tables present the Company's assets and liabilities, by financial instrument type and balance sheet line item that are measured at fair value on a recurring basis, excluding accrued interest components, as of:

(Dollars in millions)	Balance Sheet Location	June 28, 2024				June 30, 2023			
		Fair Value Measurements at Reporting Date Using				Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets:									
Money market funds	Cash and cash equivalents	$ 386	$ —	$ —	$ 386	$ 72	$ —	$ —	$ 72
Total cash equivalents		386	—	—	386	72	—	—	72
Restricted cash and investments:									
Money market funds	Other current assets	1	—	—	1	1	—	—	1
Time deposits and certificates of deposit	Other current assets	—	1	—	1	—	1	—	1
Other debt securities	Other assets, net	—	—	15	15	—	—	16	16
Derivative assets	Other current assets	—	1	—	1	—	23	—	23
Total assets		$ 387	$ 2	$ 15	$ 404	$ 73	$ 24	$ 16	$ 113
Liabilities:									
Derivative liabilities	Accrued expenses	$ —	$ (1)	$ —	$ (1)	$ —	$ (11)	$ —	$ (11)
Total liabilities		$ —	$ (1)	$ —	$ (1)	$ —	$ (11)	$ —	$ (11)

As of June 28, 2024 and June 30, 2023, the Company's Other current assets included $2 million in restricted cash equivalents held as collateral at banks for various performance obligations.

As of June 28, 2024 and June 30, 2023, the Company had no material available-for-sale investments that had been in a continuous unrealized loss position for a period greater than 12 months. The Company determined no impairment related to credit losses for available-for-sale investments as of June 28, 2024 and June 30, 2023.

The fair value and amortized cost of the Company's available-for-sale investments as of June 28, 2024, was $15 million due in 2 years. The fair value and amortized cost of the Company's available-for-sale investments as of June 30, 2023 was $16 million with the majority due in 3 years.

Items Measured at Fair Value on a Non-Recurring Basis

From time to time, the Company enters into certain strategic investments for the promotion of business and strategic objectives, which are accounted for either under the equity method or the measurement alternative. Investments under the measurement alternative are recorded at cost, less impairment and adjusted for qualifying observable price changes on a prospective basis. If measured at fair value in the Consolidated Balance Sheets, these investments would generally be classified in Level 3 of the fair value hierarchy.

For the investments that are accounted for under the equity method, the Company sold certain investments for $14 million and recorded an immaterial gain for fiscal year 2024. The Company recorded a net loss of $29 million for fiscal year 2024, which included $25 million related to downward adjustments to write down the carrying amount of certain investments to their fair value. The Company recorded a net loss of $4 million in fiscal year 2023, and a net gain of $8 million in fiscal year 2022. The adjusted carrying value of the investments accounted under the equity method amounted to $12 million and $55 million as of June 28, 2024 and June 30, 2023 respectively.

For the investments that are accounted under the measurement alternative, the Company recorded a net loss of $24 million in fiscal year 2024, related to downward adjustments to write down the carrying amount of certain investments to their fair value. For fiscal years 2023 and 2022, the Company recorded a net loss of $5 million and a net gain of $4 million, respectively. As of June 28, 2024 and June 30, 2023, the carrying value of the Company's strategic investments under the measurement alternative was $65 million and $88 million, respectively.

Other Fair Value Disclosures

The Company's debt is carried at amortized cost. The estimated fair value of the Company's debt is derived using the closing price of the same debt instruments as of the date of valuation, which takes into account the yield curve, interest rates and other observable inputs. Accordingly, these fair value measurements are categorized as Level 2. The following table presents the fair value and amortized cost of the Company's debt in order of maturity:

	June 28, 2024		June 30, 2023	
(Dollars in millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
4.75% Senior Notes due January 2025	479	476	479	472
4.875% Senior Notes due June 2027	505	493	504	484
3.50% Exchangeable Senior Notes due June 2028	1,500	2,070	—	—
4.091% Senior Notes due June 2029	471	459	465	436
3.125% Senior Notes due July 2029	163	139	163	126
8.25% Senior Notes due December 2029	500	537	500	522
4.125% Senior Notes due January 2031	275	245	275	227
3.375% Senior Notes due July 2031	72	58	72	53
8.50% Senior Notes due July 2031	500	538	500	524
9.625% Senior Notes due December 2032	750	855	750	830
5.75% Senior Notes due December 2034	489	472	489	438
SOFR Based Term Loan A1 due September 2025	—	—	430	426
SOFR Based Term Loan A2 due July 2027	—	—	430	420
SOFR Based Term Loan A3 due July 2027	—	—	430	413
	$ 5,704	$ 6,342	$ 5,487	$ 5,371
Less: unamortized debt issuance costs	(30)	—	(36)	—
Debt, net of debt issuance costs	$ 5,674	$ 6,342	$ 5,451	$ 5,371
Less: current portion of debt, net of debt issuance costs	(479)	(476)	(63)	(62)
Long-term debt, less current portion, net of debt issuance costs	$ 5,195	$ 5,866	$ 5,388	$ 5,309

For the balance of the Company's financial instruments, primarily accounts receivable, accounts payable and financial liabilities included within accrued expenses, the carrying value approximates fair value due to their short nature. If measured at fair value in the Consolidated Balance Sheets, these other financial instruments would be classified in Level 2 or Level 3 of the fair value hierarchy.

The Company's non-financial assets, such as goodwill and property, plant and equipment, are recorded at cost. Fair value adjustments are made to these non-financial assets in the period an impairment charge is recognized. If measured at fair value in the Consolidated Balance Sheets, these would generally be classified in Level 3 of the fair value hierarchy.

10. Shareholders' Deficit

Share Capital

The Company's authorized share capital is $13,500 and consists of 1,250,000,000 ordinary shares, par value $0.00001, of which 210,182,269 shares were outstanding as of June 28, 2024, and 100,000,000 preferred shares, par value $0.00001, of which none were issued or outstanding as of June 28, 2024.

Repurchases of Equity Securities

All repurchases are effected as redemptions in accordance with the Company's Constitution.

As of June 28, 2024, $1.9 billion remained available for repurchase under the existing repurchase authorization limit approved by the Board of Directors. The following table sets forth information with respect to repurchases of the Company's ordinary shares during fiscal years 2024, 2023 and 2022:

(In millions)	Number of Shares Repurchased	Dollar Value of Shares Repurchased
Cumulative repurchased through July 2, 2021	426	$ 14,467
Repurchased in fiscal year 2022[1]	21	1,857
Cumulative repurchased through July 1, 2022	447	16,324
Repurchased in fiscal year 2023[1]	6	444
Cumulative repurchased through June 30, 2023	453	16,768
Repurchased in fiscal year 2024[1]	1	38
Cumulative repurchased through June 28, 2024	454	$ 16,806

---

[1] For fiscal years 2024, 2023 and 2022, includes net share settlements of $38 million, $44 million and $51 million for 1 million, 1 million and 1 million shares, respectively, in connection with tax withholding related to vesting of restricted share units.

11. Share-Based Compensation

Share-Based Compensation Plans

Seagate Technology Holdings plc 2022 Equity Incentive Plan (the "2022 EIP"): On October 20, 2021, (the "Approval Date"), shareholders of the Company approved the 2022 EIP that replaced Seagate Technology Holdings plc 2012 Equity Inventive Plan (the "2012 EIP"). The 2022 EIP provides for the grant of various types of awards including RSUs, options, PSUs and share appreciation rights. The maximum number of shares that may be delivered to the participants under the 2022 EIP shall not exceed (i) 14.1 million ordinary shares, plus (ii) any shares subject to any outstanding share awards granted under the 2012 EIP that, on or after the Approval Date expire, are cancelled or otherwise terminate, in whole or in part, without having been exercised or redeemed in full, or are settled in cash ((i) and (ii) together being the "Share Reserve"). The maximum aggregate number of shares that may be issued pursuant to RSUs or PSUs (collectively, "Full-Value Share Awards") shall not exceed 12.3 million ordinary shares. Any shares that are subject to the 2022 EIP will be counted against the Share Reserve as one share for every one share granted. As of June 28, 2024, there were 9.6 million ordinary shares available for issuance of Full-Value Share Awards under the 2022 EIP.

Seagate Technology Holdings plc Employee Stock Purchase Plan (the "ESPP"). There are 60 million ordinary shares authorized to be issued under the ESPP. The ESPP consists of a series of six-month offering period with a maximum issuance of 1.5 million ordinary shares per offering period. The ESPP allows eligible employees to contribute up to 10% of their eligible compensation to purchase the Company's common stock. The price of common stock purchased equals to 85% of the lesser of the fair market value on the first day or the last day of each offering period. During fiscal years 2024, 2023 and 2022, employees purchased approximately 1 million shares each year under this plan at weighted average prices of $54.71, $62.36 and $64.85 per share, respectively. As of June 28, 2024, approximately 5.8 million ordinary shares were available for future issuance.

Share-Based Compensation Expense

The Company recorded $127 million, $115 million and $145 million of share-based compensation with a resulting tax benefit of $5 million, $5 million and $15 million, respectively, during fiscal years 2024, 2023 and 2022. Management made an estimate of expected forfeitures and recognized compensation costs only for those equity awards expected to vest.

Restricted Stock Units

RSUs generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting commencement date and the remaining 75% vesting ratably each quarter over the next 36 months, subject to continuous employment with the Company through the vesting date.

The following is a summary of unvested restricted stock activities:

Unvested Restricted Stocks	Number of Shares (In millions)	Weighted-Average Grant-Date Fair Value
Unvested at June 30, 2023	3.7	$ 62.07
Granted	2.0	$ 59.96
Forfeited	(0.5)	$ 62.80
Vested	(1.8)	$ 59.25
Unvested at June 28, 2024	3.4	$ 62.20

At June 28, 2024, the total unrecognized share-based compensation cost related to unvested restricted stocks was approximately $152 million. This cost is being amortized on a straight-line basis over a weighted-average remaining term of 2.3 years and will be adjusted for subsequent changes in estimated forfeitures. The aggregate fair value of restricted stocks vested during fiscal years 2024, 2023 and 2022 were approximately $105 million, $105 million and $96 million, respectively.

The fair value related to RSUs for fiscal years 2024, 2023 and 2022 were estimated using the following assumptions:

	Fiscal Years		
	2024	2023	2022
RSUs			
Expected term (in years)	1 - 2.2	1 - 2.2	1 - 2.5
Expected dividend rate	2.4 - 4.4%	3.2 - 5.5%	2.4 - 3.4%
Weighted-average expected dividend rate	4.0 %	3.8 %	2.8 %
Weighted-average fair value	$ 59.96	$ 62.82	$ 82.4

The expected term represents the period that the Company's share-based awards are expected to be outstanding and was determined based on historical experience of similar awards and the expected Dividend yield is determined by dividing the expected per share dividend during the coming year by the grant date share price.

Performance-based Share Units

The Company granted PSUs that vest on the satisfaction of continuous employment and achievement of certain financial and operational performance goals established by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). These awards vest after the end of the performance period of three years from the grant date. During fiscal years 2024, 2023 and 2022, the PSUs granted and outstanding were not material. Compensation expense related to these units is only recorded in a period if it is probable that the performance goals will be met, and it is to be recorded at the expected level of achievement. The expenses associated with these PSUs were not material for any of the periods presented.

Share Options

Options generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting commencement date and the remaining 75% vesting ratably each quarter over the next 36 months, subject to continuous employment with the Company through the vesting date. The exercise price of a share option is equal to the closing price of the Company's ordinary shares on NASDAQ on the grant date. The expenses associated with share options were not material for any of the periods presented.

Employee Savings Plan

The Company offers various defined contribution plans for U.S. and non-U.S. employees. In the U.S., qualified employees under the Seagate 401(k) Plan (the "401(k) plan") may elect to make contributions up to 50% of their eligible earned compensation, but not more than statutory limits. Pursuant to the 401(k) plan, the Company matches 50% of employee contributions, up to 6% of compensation, subject to a maximum annual employer contribution of $6,000 per participating employee. During fiscal years 2024, 2023 and 2022, the Company made matching contributions of $65 million, $79 million and $85 million, respectively, under defined contribution plans for employees.

12. Guarantees

Indemnifications of Officers and Directors

The Company has entered into indemnification agreements with its directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors and officers in certain circumstances.

The nature of these indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay on behalf of its officers and directors. Historically, the Company has not made any significant indemnification payments under such indemnification agreements and no amount has been accrued in the Company's Consolidated Financial Statements with respect to these indemnification obligations.

Indemnification Obligations

The Company from time to time enters into agreements with customers, suppliers, partners and others in the ordinary course of business that provide indemnification for certain matters including, but not limited to, intellectual property infringement claims, environmental claims and breach of agreement claims. The nature of the Company's indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the Company's Consolidated Financial Statements with respect to these indemnification obligations.

Product Warranty

As of June 28, 2024, the Company's reserve for product warranty was $149 million compared to $168 million as of June 30, 2023. Changes in the Company's product warranty liability during the fiscal years ended June 28, 2024, June 30, 2023 and July 1, 2022 were as follows:

	Fiscal Years Ended					
(Dollars in millions)		June 28, 2024		June 30, 2023		July 1, 2022
Balance, beginning of period	$	168	$	148	$	136
Warranties issued		53		55		79
Repairs and replacements		(81)		(92)		(88)
Changes in liability for pre-existing warranties, including expirations		9		57		21
Balance, end of period	$	149	$	168	$	148

13. Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing income available to shareholders by the weighted-average number of shares outstanding during the period and the number of additional shares that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding options, unvested restricted share units and performance-based share units and shares to be purchased under the Employee Stock Purchase Plan using the treasury stock method, as well as shares issuable in connection with the Company's exchangeable senior notes using the "if-converted" method.

Under the treasury stock method, the dilutive effect of potentially dilutive securities is reflected in diluted net earnings per share and an increase in fair market value of the Company's share price can result in a greater dilutive effect from potentially dilutive securities. Under the "if-converted" method, diluted earnings per share is calculated assuming that the excess value above the principal of the exchangeable notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share.

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to the shareholders of the Company:

		Fiscal Years Ended				
(In millions, except per share data)		June 28, 2024		June 30, 2023		July 1, 2022
Numerator:						
Net income (loss)	$	335	$	(529)	$	1,649
Number of shares used in per share calculations:						
Total shares for purposes of calculating basic net income (loss) per share		209		207		220
Weighted-average effect of dilutive securities:						
Employee equity award plans		2		—		4
2028 Notes if-converted shares		1		—		—
Total shares for purposes of calculating diluted net income (loss) per share		212		207		224
Net income (loss) per share						
Basic	$	1.60	$	(2.56)	$	7.50
Diluted		1.58		(2.56)		7.36

All potentially dilutive securities that could have an anti-dilutive effect on the calculation of the earnings per share have been excluded for the periods presented. The weighted average anti-dilutive shares that were excluded from the computation of diluted net income (loss) per share were not material for the fiscal year ended June 28, 2024, 7 million for the fiscal year ended June 30, 2023, and not material for the fiscal year ended July 1, 2022.

14. Legal, Environmental and Other Contingencies

The Company assesses the probability of an unfavorable outcome of all its material litigation, claims or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment. In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on its results of operations. Accordingly, actual results could differ materially.

Litigation

Lambeth Magnetic Structures LLC v. Seagate Technology (US) Holdings, Inc., et al. On April 29, 2016, Lambeth Magnetic Structures LLC filed a complaint against Seagate Technology (US) Holdings, Inc. and Seagate Technology LLC in the U.S. District Court for the Western District of Pennsylvania, alleging infringement of U.S. Patent No. 7,128,988, "Magnetic Material Structures, Devices and Methods," seeking damages as well as additional relief. The district court entered judgment in favor of Seagate on April 19, 2022, following a jury trial. The parties filed post-trial motions with the district court, which were denied.

An appeal to the Federal Circuit is pending. The Company believes the asserted claims are without merit and intends to vigorously defend this case.

Seagate Technology LLC, et al. v. Headway Technologies, Inc., et al. On February 18, 2020, Seagate Technology LLC, Seagate Technology (Thailand) Ltd., Seagate Singapore International Headquarters Pte. Ltd. and Seagate Technology International (collectively, the "Seagate Entities") filed a complaint in the U.S. District Court for the Northern District of California against defendant suppliers of HDD suspension assemblies. Defendants include NHK Spring Co. Ltd., TDK Corporation, Hutchinson Technology Inc. and several of their subsidiaries and affiliates. The complaint includes federal and state antitrust law claims, as well as a breach of contract claim. The complaint alleges that defendants and their co-conspirators knowingly conspired for more than twelve years not to compete in the supply of suspension assemblies; that defendant misused confidential information that the Seagate Entities had provided pursuant to nondisclosure agreements, in breach of their contractual obligations; and that the Seagate Entities paid artificially high prices on purchases of suspension assemblies. The Seagate Entities seek to recover the overcharges they paid for suspension assemblies, and additional relief permitted by law. On March 22, 2022, the Seagate Entities dismissed with prejudice all claims being asserted against Defendants TDK Corporation, Hutchinson Technology Inc. and their subsidiaries and affiliates (collectively "TDK") relating to the antitrust law claims, the breach of contract claim and other matters described in the complaint. On April 8, 2022, the court entered an Amended Stipulation and Order of Dismissal with Prejudice to dismiss all claims against TDK. On August 2, 2022, NHK Spring Co. Ltd. filed a motion for Partial Summary Judgment under the Foreign Trade Antitrust Improvement Act ("FTAIA Motion") against Seagate's antitrust claims, and on October 14, 2022, the Seagate Entities filed their corresponding opposition. On May 15, 2023, the court issued a ruling that Seagate's antitrust claims can proceed as to suspension assemblies that enter the United States but not as to suspension assembles that do not enter the United States. On July 28, 2023, the District Court initiated a reconsideration of this ruling and requested further briefing. On November 17, 2023, the Court granted NHK's FTAIA Motion and denied Seagate's Motion for Leave to Amend the Complaint. Seagate filed a motion on December 15, 2023 for the Court to certify the ruling for interlocutory appeal. On April 22, 2024, the District Court granted in part and denied in part Seagate's motion to certify for interlocutory appeal the Court's ruling on NHK's FTAIA Motion. On May 2, 2024, Seagate filed a Petition for Permission to Appeal to the Ninth Circuit. On July 18, 2024, the United States Court of Appeals for the Ninth Circuit issued an order granting Seagate's Petition for Permission to Appeal.

In re Seagate Technology Holdings plc Securities Litigation. A putative class action lawsuit alleging violations of the federal securities laws, UA Local 38 Defined Contribution Pension Plan, et al. v. Seagate Technology Holdings PLC, et al., was filed on July 10, 2023, in the U.S. District Court for the Northern District of California against Seagate Technology Holdings plc, Dr. William D. Mosley, and Gianluca Romano. The complaint alleged that it was a securities class action on behalf of all purchasers of Seagate common stock between September 15, 2020 and October 25, 2022, inclusive, and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b5-1. The complaint sought unspecified monetary damages and other relief. A second action, *Public Employees' Retirement System of Mississippi v. Seagate Technology Holdings plc, William David Mosley, and Gianluca Romano*, was filed on July 26, 2023, asserting similar claims. The cases were consolidated on September 25, 2023. On October 19, 2023, plaintiffs filed an amended complaint asserting similar claims with a putative class period of September 14, 2020 through April 19, 2023. The Company, on behalf of all defendants, filed a motion to dismiss the amended complaint, which is currently pending before the court. A hearing regarding Seagate's motion to dismiss occurred on March 26, 2024. The Company believes that the asserted claims are without merit and intends to vigorously defend the case.

Godo Kaisha IP Bridge 1 v. Seagate Technology LLC, Seagate Technology (US) Holding, Inc., Seagate Technology (Thailand) Limited, Seagate Singapore International Headquarters Ltd., Seagate Technology (Netherlands) B.V. On March 15, 2024, a patent infringement action was filed by Godo Kaisha IP Bridge 1 ("IP Bridge") against Seagate in U.S. District Court for the District of Delaware. The complaint alleges patent infringement by Seagate of three U.S. patents. On June 7, 2024, Seagate filed a motion to dismiss and a motion to transfer venue to Minnesota. On July 8, 2024, IP Bridge filed a First Amended Complaint alleging patent infringement by Seagate of six additional patents. IP Bridge is seeking damages as well as additional relief. The Company believes the asserted claims are without merit and intends to vigorously defend this case.

Environmental Matters

The Company's operations are subject to U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of the Company's operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

The Company has established an environmental management system and continually review and update environmental policies and standard operating procedures for operations worldwide as needed. The Company believes that its operations are in material compliance with applicable environmental laws, regulations and permits. The Company budgets for operating and capital costs on an ongoing basis to comply with environmental laws. If additional or more stringent requirements are imposed on the Company in the future, it could incur additional operating costs and capital expenditures.

Some environmental laws, such as the Comprehensive Environmental Response Compensation and Liability Act of 1980 (as amended, the "Superfund" law) and its state equivalents, can impose liability for the cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent waste to these sites, regardless of whether the owner or operator owned the site at the time of the release of hazardous substances or the lawfulness of the original disposal activity. The Company has been identified as a responsible or potentially responsible party at several sites. At each of these sites, the Company has an assigned portion of the financial liability based on the type and amount of hazardous substances disposed of by each party at the site and the number of financially viable parties. The Company has fulfilled its responsibilities at some of these sites and remains involved in only a few at this time.

While the Company's ultimate costs in connection with these sites is difficult to predict with complete accuracy, based on its current estimates of cleanup costs and its expected allocation of these costs, the Company does not expect costs in connection with these sites to be material.

The Company may be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products. For example, the European Union ("EU") enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2011/65/EU), which prohibits the use of certain substances, including lead, in certain products, including disk drives and server storage products, put on the market after July 1, 2006. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, Taiwan, China, Japan and others. The EU REACH Directive (Registration, Evaluation, Authorization, and Restriction of Chemicals, EC 1907/2006) also restricts substances of very high concern in products. If the Company or its suppliers fail to comply with the substance restrictions, recycle content requirements or other environmental requirements as they are enacted worldwide, it could have a materially adverse effect on the Company's business.

BIS Settlement

On April 18, 2023, the Company's subsidiaries Seagate Technology LLC and Seagate Singapore International Headquarters Pte. Ltd (collectively, "Seagate"), entered into a settlement agreement (the "Settlement Agreement") with the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") that resolves BIS' allegations regarding Seagate's sales of hard disk drives to Huawei between August 17, 2020 and September 29, 2021. Under the terms of the Settlement Agreement, Seagate has agreed to pay $300 million to BIS in quarterly installments of $15 million over the course of five years beginning October 31, 2023. Seagate has also agreed to complete three audits of its compliance with the license requirements of Section 734.9 of the U.S. Export Administration Regulations ("EAR"), including one audit by an unaffiliated third-party consultant chosen by Seagate with expertise in U.S. export control laws and two internal audits. The Settlement Agreement also includes a denial order that is suspended and will be waived five years after the date of the order issued under the Settlement Agreement, provided that Seagate has made full and timely payments under the Settlement Agreement and timely completed the audit requirements. While Seagate is in compliance with and upon successful compliance in full with the terms of the Settlement Agreement, BIS has agreed it will not initiate any further administrative proceedings against Seagate in connection with any violation of the EAR arising out of the transactions detailed in the Settlement Agreement.

While Seagate believed that it complied with all relevant export control laws at the time it made the hard disk drive sales at issue, Seagate determined that engaging with BIS and settling this matter was in the best interest of the Company, its customers, and its shareholders. In determining to engage with BIS and resolve this matter through a settlement agreement, the Company considered a number of factors, including the risks and cost of protracted litigation involving the U.S. government, and the size of the potential penalty and the Company's desire to focus on current business challenges and long-term business strategy. The Settlement Agreement includes a finding that the Company incorrectly interpreted the regulation at issue to require evaluation of only the last stage of Seagate's hard disk drive manufacturing process rather than the entire process. As part of this settlement, Seagate has agreed not to contest BIS' determination that the sales in question did not comply with the U.S. EAR.

The Company accrued a charge of $300 million during fiscal year 2023, of which $60 million and $195 million were included in Accrued expense and Other non-current liabilities, respectively, on the Consolidated Balance Sheets as of June 28, 2024. For the fiscal year ended 2024, $45 million was paid and reported as an outflow from operating activities in its Consolidated Statements of Cash Flows.

Other Matters

From time to time, arising in the normal course of business, the Company is involved in a number of other judicial, regulatory or administrative proceedings and investigations incidental to its business, and the Company expects to be involved in such proceedings and investigations arising in the normal course of its business in the future. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position or results of operations.

15. Commitments

Unconditional Long-Term Purchase Obligations. As of June 28, 2024, the Company had unconditional long-term purchase obligations of approximately $56 million, primarily related to purchases of inventory components. The Company expects the commitment to total $31 million, $15 million, $7 million and $3 million for fiscal years 2026, 2027, 2028 and 2029 respectively. In addition, the Company also had certain long-term market share based inventory purchase commitments as of June 28, 2024.

During fiscal year 2024, the Company recorded order cancellation fees of $87 million to terminate certain purchase commitments related to the purchase of inventory components and equipment, which was reflected under Cost of revenue in its Consolidated Statements of Operations. As of June 28, 2024, cumulative unpaid order cancellation fees on the Consolidated Balance Sheets were $93 million, with $39 million in Accrued expenses and $54 million in Accounts payable, all of which is expected to be paid within one year.

Unconditional Long-Term Capital Expenditures. As of June 28, 2024, the Company had unconditional long-term commitments of approximately $62 million, primarily related to purchases of equipment. The Company expects capital expenditures of $35 million and $27 million for fiscal years 2026 and 2027, respectively.

16. Business Segment and Geographic Information

The Company's manufacturing operations are based on technology platforms that are used to produce various data storage and systems solutions that serve multiple applications and markets. The Company has determined that its Chief Operating Decision Maker, the Chief Executive Officer, evaluates performance of the Company and makes decisions regarding investments in the Company's technology platforms and manufacturing infrastructure based on the Company's consolidated results. As a result, the Company has concluded that its manufacture and distribution of storage solutions constitutes one operating segment.

The following table summarizes the Company's long-lived assets by country:

	Fiscal Years Ended		
(Dollars in millions)	June 28, 2024	June 30, 2023	July 1, 2022
Long-lived assets:			
United States	$ 658	$ 667	$ 670
Thailand	574	606	679
Singapore	447	460	557
Other	338	369	426
Consolidated	$ 2,017	$ 2,102	$ 2,332

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17. Revenue

The following table provides information about disaggregated revenue by sales channel and country for the Company's single reportable segment:

(Dollars in millions)	Fiscal Years Ended		
	June 28, 2024	June 30, 2023	July 1, 2022
Revenues by Channel			
OEMs	$ 4,896	$ 5,448	$ 8,742
Distributors	972	1,119	1,676
Retailers	683	817	1,243
Total	$ 6,551	$ 7,384	$ 11,661
Revenue from external customers [1]:			
Singapore	$ 3,429	$ 3,271	$ 5,322
United States	2,308	3,053	4,694
The Netherlands	802	1,046	1,627
Other	12	14	18
Total	$ 6,551	$ 7,384	$ 11,661

[1] Revenue is attributed to countries based on bill from locations.

In fiscal year 2024, no customers accounted for more than 10% of consolidated revenue. In fiscal years 2023 and 2022, one customer accounted for approximately 10% of consolidated revenue.

18. Divestiture

Sale of System-on-Chip ("SoC") Operations

On April 23, 2024, the Company entered into an Asset Purchase Agreement with Avago Technologies International Sales Pte. Limited ("Purchaser"), a subsidiary of Broadcom Inc., and sold certain intellectual property, equipment and other assets related to the design, development and manufacture of its SoC products to Purchaser. Purchaser and its affiliates also offered employment to certain of the Company's employees engaged in the SoC operations. In connection with this transaction, the Company and Purchaser have also restructured certain pre-existing purchasing agreements (collectively, the "Transaction"). Total consideration for this Transaction was $600 million, including cash proceeds of $560 million at close. The remaining $40 million relates to standard indemnification clauses and is expected to be received before the end of fiscal year 2026 upon fulfillment of certain post-close conditions. Of the held back amount, $25 million was recorded in Other current assets and $15 million in Other assets, net on the Consolidated Balance Sheets as of June 28, 2024. The agreement also contains regulatory review indemnification clauses agreed to by both parties in conjunction with the transaction closing.

Based on the valuation performed by the Company, $234 million of the consideration was attributable to the restructuring of pre-existing purchase agreements and recorded as a deferred liability within Other non-current liabilities on the Consolidated Balance Sheets as of June 28, 2024. The deferred liability is expected to be recognized ratably over the terms of the restructured purchase agreements. Estimating the fair value of the restructuring of pre-existing purchase agreements is judgmental in nature and involves the use of estimates and assumptions. The Company estimated the fair value of its restructuring of pre-existing purchase agreements using the market approach based on discounted cash flow analysis of management's short-term and long-term forecast of purchase volume and average market price. The discount rate used is based on the weighted-average cost of capital of comparable public companies adjusted for the relevant risk associated with business specific characteristics. This deferred liability is classified in Level 3 of the fair value hierarchy.

As a result of the Transaction, the Company recorded a pre-tax net gain of $313 million from the sale of assets and transfer of liabilities, which included $18 million of goodwill allocated to SoC operations based on its relative fair value of the Company because the disposal group constituted a business for accounting purposes. This was recorded in the Net gain from business divestiture in the Consolidated Statements of Operations during fiscal year 2024. For the fiscal year 2024, the net proceeds of $226 million, net of transaction costs paid, from this Transaction was recorded as an operating inflow and $326 million was recorded as an investing inflow on the Company's Consolidated Statements of Cash Flows. The Transaction did not meet the criteria of discontinued operation because the disposal did not represent a strategic shift that had a major effect on the Company's operations and financial results.

19. Subsequent Event

Dividend Declared

On July 23, 2024, the Board of Directors of the Company declared a quarterly cash dividend of $0.70 per share, which will be payable on October 7, 2024 to shareholders of record as of the close of business on September 23, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seagate Technology Holdings public limited company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seagate Technology Holdings public limited company (the Company) as of June 28, 2024 and June 30, 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders' (deficit) equity and cash flows for each of the three years in the period ended June 28, 2024, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 28, 2024 and June 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 28, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition—Sales incentive program rebates and discounts

Description of the Matter	The Company sells its products to original equipment manufacturers, distributors and retailers (collectively, "customers"). As explained in Note 1 to the Consolidated Financial Statements, the Company reduces revenue for estimated future reductions to the final selling prices for shipped products including sales incentive programs, such as price protection and volume incentives.
	Auditing management's estimates of future reductions to the final selling prices was complex as it requires management to make subjective assumptions including the amount of price adjustments on products as well as the timing of its channel sales of products through to end customers.

84

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the completeness of sales incentive programs, the accuracy and completeness of the underlying data used in the calculations and management's assumptions of the amount of future reductions to the final selling prices as well as the timing of its channel sales of products through to end customers.

To test the estimated sales incentive programs, our audit procedures included, among others, testing the completeness of sales incentive programs as well as the accuracy and completeness of the underlying data used in the calculations and evaluating the significant assumptions used by management to estimate its reserves related to remaining channel inventory. To test the completeness of the sales incentive programs, we inspected significant new sales contracts and agreements that include the contractual rights to discounts and rebates to validate they are being properly considered in the incentives reserve calculations and examined credit memos issued after year end. We also directly confirmed terms and conditions of agreements with a sample of the Company's customers as well as inquired of sales representatives and other members of management to assess whether all contractual terms were provided to the Finance Department. To test the underlying data used in the sales incentive program reserve calculations, we confirmed ending on hand inventory at a sample of distributors and retailers. To test management's assumptions of the amount of future reductions to the final selling prices as well as the timing of its distributors' sales of products through to end customers we inquired with operations management and compared estimates with industry and analysts' forecasts. In addition, we performed a retrospective review comparing prior period assumptions to the actual results in subsequent periods and performed sensitivity analyses to evaluate the potential effect of changes in the Company's significant assumptions. |

Realizability of deferred income taxes

Description of the Matter	At June 28, 2024, the Company had gross deferred tax assets of $1,522 million, partially offset by a valuation allowance of $430 million. As discussed in Note 5 to the Consolidated Financial Statements, the Company recognizes a valuation allowance to reduce the carrying value of its deferred tax assets to the amount that management believes is more likely than not to be realized.

Auditing the realizability of the deferred tax assets was complex as the assessment process includes forecasting future sources of taxable income and scheduling the use of the applicable deferred tax assets which includes subjective management assumptions, and the amounts involved are material to the financial statements as a whole. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets. This included controls over management's determination of sources and amount of future taxable income including income from operations and scheduling of the future reversal of existing taxable temporary differences.

Among other audit procedures performed, we evaluated the assumptions used by the Company to develop projections of future taxable income by jurisdiction and tested the completeness and accuracy of the underlying data used in its projections. For example, we compared the projections of future taxable income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also assessed the historical accuracy of management's projections and compared the projections of future taxable income with other forecasted financial information prepared by the Company. In addition, we tested the Company's scheduling of the reversal of existing temporary taxable differences. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1980.
San Jose, California
August 2, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Seagate Technology Holdings public limited company

Opinion on Internal Control Over Financial Reporting
We have audited Seagate Technology Holdings public limited company's internal control over financial reporting as of June 28, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Seagate Technology Holdings public limited company (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 28, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 28, 2024 and June 30, 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders' (deficit) equity and cash flows for each of the three years in the period ended June 28, 2024 and the related notes and our report dated August 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
August 2, 2024

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Conclusions Regarding Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer have concluded, based on the evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) by our management, with the participation of our chief executive officer and our chief financial officer, that our disclosure controls and procedures were effective as of June 28, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on our evaluation under the 2013 framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of June 28, 2024. The effectiveness of our internal control over financial reporting as of June 28, 2024 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, as stated in their report that is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Seagate have been detected. An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 28, 2024. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

ITEM 9B.   **OTHER INFORMATION**

Trading Plans or Rule 10b5-1 Trading Plans

The table below summarizes the material terms of trading arrangements adopted by any of our executive officers or directors during the fiscal quarter ended June 28, 2024. All of the trading arrangements listed below are intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Date of Adoption	End Date[1]	Aggregate number of ordinary shares to be sold pursuant to the trading agreement
Dr. William D. Mosley	Chief Executive Officer and Director	May 6, 2024	April 30, 2025	476,132
Gianluca Romano	Executive Vice President and Chief Financial Officer	May 1, 2024	December 31, 2024	25,760
Yolanda Conyers	Director	June 5, 2024	September 30, 2025	3,750

_____

[1] The plan will expire on the earlier of the end date or the completion of all transactions under the trading arrangement.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.**

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our directors and compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in the sections entitled "Proposal 1—Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K are hereby incorporated by reference in this section. In addition, the information set forth in Part I of this report under "Item 1. Business—*Information About Our Executive Officers*" is also incorporated by reference in this section.

We have adopted a Code of Ethics that applies to the Chief Executive Officer, the Chief Financial Officer, and the principal accounting officer or controller or persons performing similar functions. This Code of Ethics is available on our website. The Internet address for our website is *www.seagate.com*, and the Code of Ethics may be found from our main web page by clicking first on "Investors," next on "Governance" and then on "Code of Ethics."

We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website in the location specified above for the Code of Ethics.

ITEM 11.   EXECUTIVE COMPENSATION

The information regarding executive compensation required by this Item 11 set forth in the section entitled "Compensation of Named Executive Officers" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding security ownership beneficial owners and management and related shareholders and equity compensation plans required by this Item 12 set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," respectively, in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information regarding certain relationships, related transactions and director independence required by this Item 13 set forth in the section entitled "Certain Relationships and Related Party and Other Transactions" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information regarding principal accountant fees and services required by this Item 14 set forth in the section entitled "Fees to Independent Auditors" in our Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year pursuant to General Instruction G(3) to Form 10-K is hereby incorporated by reference in this section.

PART IV

ITEM 15   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Report:

     1. Financial Statements. The following Consolidated Financial Statements of Seagate Technology Holdings plc and Report of Independent Registered Public Accounting Firm are included in Item 8:

	Page No.
Consolidated Balance Sheets	50
Consolidated Statements of Operations	51
Consolidated Statements of Comprehensive Income (Loss)	52
Consolidated Statements of Cash Flows	53
Consolidated Statements of Shareholders' (Deficit) Equity	54
Notes to Consolidated Financial Statements	55
Reports of Independent Registered Public Accounting Firm	84

     2. Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is included in the Financial Statements or in the notes thereto.

(b)   *Exhibits.* The following exhibits, as required by Item 601 of Regulation S-K are attached or incorporated by reference as stated below.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Scheme of Arrangement among Seagate Technology plc and the Scheme Shareholders	DEF M14A	001-31560	Annex A	3/3/2021	
2.2	Asset Purchase Agreement, dated as of April 23, 2024, by and among Seagate Technology Holdings Public Limited Company, Seagate Technology LLC, Seagate Technology HDD (India) Private Limited, Seagate Singapore International Headquarters Pte. Ltd., and Avago Technologies International Sales Pte. Limited.	10-Q	001-31560	2.1	4/26/2024	
3.1	Certificate of Incorporation of Seagate Technology Holdings plc	10-K	001-31560	3.1	8/6/2021	
3.2	Constitution of Seagate Technology Holdings public limited company as of May 18, 2021 (as amended by special resolution dated May 14, 2021)	S-8	001-31560	4.1	10/20/2021	
4.1	Description of Securities	10-K	001-31560	4.1	8/6/2021	
4.2	Specimen Ordinary Share Certificate	10-K	001-31560	4.2	8/6/2021	
4.3	Indenture for the 2025 Notes dated as of May 28, 2014, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and U.S. Bank National Association, as trustee	8-K	001-31560	4.1	5/28/2014	
4.3(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2025 Notes dated May 28, 2014, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and U.S. Bank National Association	8-K12B	001-31560	10.4	5/19/2021	
4.4	Form of 4.75% Senior Note due 2025	8-K	001-31560	4.2	5/28/2014	
4.5	Registration Rights Agreement dated as of May 28, 2014, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC.	8-K	001-31560	4.3	5/28/2014	
4.6	Indenture for the 2034 Notes dated as of December 2, 2014, among Seagate HDD Cayman, as issuer, Seagate Technology plc, as guarantor and U.S. Bank National Association, as trustee.	8-K	001-31560	4.1	12/2/2014	
4.6(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2034 Notes dated December 2, 2014, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and U.S. Bank National Association	8-K12B	001-31560	10.5	5/19/2021	
4.7	Form of 5.75% Senior Note due 2034	8-K	001-31560	4.2	12/2/2014	
4.8	Registration Rights Agreement dated as of December 2, 2014, among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC.	8-K	001-31560	4.3	12/2/2014	
4.9	Indenture for the 2027 Notes dated as of May 14, 2015, among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor, and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	5/14/2015	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
4.9(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the 2027 Notes dated May 14, 2015, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.8	5/19/2021	
4.10	Form of 4.875% Senior Note due 2027	8-K	001-31560	4.2	5/14/2015	
4.11	Registration Rights Agreement dated as of May 14, 2015 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	5/14/2015	
4.12	Indenture for the January 2031 Notes dated as of June 10, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	6/11/2020	
4.12(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the January 2031 Notes dated June 10, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.9	5/19/2021	
4.13	Form of 4.125% Senior Note due January 2031	8-K	001-31560	4.2	6/11/2020	
4.14	Registration Rights Agreement for January 2031 Notes dated as of June 10, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC and BofA Securities Inc.	8-K	001-31560	4.3	6/11/2020	
4.15	Indenture for the June 2029 Notes dated as of June 18, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	6/18/2020	
4.15(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the June 2029 Notes dated June 18, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.10	5/19/2021	
4.16	Form of 4.091% Senior Note due 2029	8-K	001-31560	4.2	6/18/2020	
4.17	Registration Rights Agreement for June 2029 Notes dated as of June 18, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC and BofA Securities Inc.	8-K	001-31560	4.3	6/18/2020	
4.18	Indenture for the July 2029 Notes dated as of December 8, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.1	12/9/2020	
4.18(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the July 2029 Notes dated December 8, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.12	5/19/2021	
4.19	Form of 3.125% Senior Note due July 2029	8-K	001-31560	4.2	12/9/2020	
4.20	Registration Rights Agreement for the July 2029 Notes dated as of December 8, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	12/9/2020	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.21	Indenture for the July 2031 Notes dated as of December 8, 2020 among Seagate HDD Cayman, as Issuer, Seagate Technology plc, as Guarantor and Wells Fargo Bank, National Association, as trustee	8-K	001-31560	4.4	12/9/2020	
4.21(a)	Supplemental Indenture, dated as of May 18, 2021, to Indenture for the July 2031 Notes dated December 8, 2020, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman and Wells Fargo Bank, National Association	8-K12B	001-31560	10.11	5/19/2021	
4.22	Form of 3.375% Senior Note due 2031	8-K	001-31560	4.5	12/9/2020	
4.23	Registration Rights Agreement for the July 2031 Notes dated as of December 8, 2020 among Seagate HDD Cayman, Seagate Technology plc and Morgan Stanley & Co. LLC	8-K	001-31560	4.6	12/9/2020	
4.24	Indenture for the New Notes, dated as of November 30, 2022, among Seagate HDD Cayman, as Issuer, Seagate Technology Unlimited Company and Seagate Technology Holdings plc, as Guarantors, and Computershare Trust Company, National Association, as Trustee	8-K	001-31560	4.1	11/30/2022	
4.24(a)	Supplemental Indenture, dated as of April 22, 2024, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee					X
4.25	Form of 9.625% Senior Note due 2032	8-K	001-31560	4.2	11/30/2022	
4.26	Registration Rights Agreement for the New Notes, dated as of November 30, 2022, among Seagate HDD Cayman, Seagate Technology Unlimited Company, Seagate Technology Holdings plc, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., BofA Securities, Inc., Scotia Capital (USA) Inc., Wells Fargo Securities, LLC and BNP Paribas Securities Corp	8-K	001-31560	4.3	11/30/2022	
4.27	Indenture for the 2029 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee.	8-K	001-31560	4.1	5/30/2023	
4.27(a)	Supplemental Indenture, dated as of April 22, 2024, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee					X
4.28	Form of 8.25% Senior Note due 2029	8-K	001-31560	4.2	5/30/2023	
4.29	Registration Rights Agreement for the 2029 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, Seagate Technology Holdings plc, Seagate Technology Unlimited Company and Morgan Stanley & Co. LLC	8-K	001-31560	4.3	5/30/2023	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.30	Indenture for the 2031 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee.	8-K	001-31560	4.4	5/30/2023	
4.30(a)	Supplemental Indenture, dated as of April 22, 2024, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee					X
4.31	Form of 8.50% Senior Note due 2031	8-K	001-31560	4.5	5/30/2023	
4.32	Registration Rights Agreement for the 2031 Notes, dated as of May 30, 2023, among Seagate HDD Cayman, Seagate Technology Holdings plc, Seagate Technology Unlimited Company and Morgan Stanley & Co. LLC.	8-K	001-31560	4.6	5/30/2023	
4.33	Indenture for the 2028 Notes, dated as of September 13, 2023, among Seagate HDD Cayman, as Issuer, Seagate Technology Holdings plc and Seagate Technology Unlimited Company, as Guarantors, and Computershare Trust Company, National Association, as Trustee	8-K	001-31560	4.1	9/13/2023	
4.34	Form of 3.50% Exchangeable Senior Note due 2028	8-K	001-31560	4.2	9/13/2023	
10.1+	Amended and Restated Seagate Technology plc 2012 Equity Incentive Plan as amended and restated on October 19, 2016.	10-Q	001-31560	10.4	10/27/2017	
10.2+	Form of Employee Stock Option Agreement for Seagate Technology Public Limited Company pursuant to the 2012 Equity Incentive Plan	10-Q	001-31560	10.1	1/26/2017	
10.3+	2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.3	1/30/2015	
10.3(a)+	First Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.1	10/30/2015	
10.3(b)+	Second Amendment to the 2015 Seagate Deferred Compensation Plan	10-K	001-31560	10.16(b)	8/2/2019	
10.3(c)+	Third Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.6	2/4/2019	
10.3(d)+	Fourth Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.1	2/5/2020	
10.3(e)+	Fifth Amendment to the 2015 Seagate Deferred Compensation Plan	10-Q	001-31560	10.2	1/28/2021	
10.4+	Seagate 2009 Deferred Compensation Plan	10-K	001-31560	10.17	8/2/2019	
10.4(a)+	First Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.26	5/5/2010	
10.4(b)+	Second Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.21	5/3/2011	
10.4(c)+	Third Amendment to 2009 Seagate Deferred Compensation Plan	10-Q/A	001-31560	10.56	1/31/2013	
10.4(d)+	Fourth Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.4	1/30/2015	
10.4(e)+	Fifth Amendment to 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.7	2/4/2019	
10.4(f)+	Sixth Amendment to 2009 Seagate Deferred Compensation Plan	10-K	001-31560	10.17(f)	8/7/2020	
10.4(g)+	Seventh Amendment to the 2009 Seagate Deferred Compensation Plan	10-Q	001-31560	10.3	1/28/2021	
10.5+	2010 Restated Seagate Deferred Compensation Plan	10-Q	001-31560	10.27	4/30/2012	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.5(a)+	First Amendment to the 2010 Restated Seagate Deferred Compensation Plan	10-Q	001-31560	10.4	2/4/2019	
10.5(b)+	Second Amendment to the 2010 Restated Seagate Deferred Compensation Plan	10-K	001-31560	10.18(b)	8/7/2020	
10.6+	Seagate Deferred Compensation Sub-Plan	10-Q	001-31560	10.28	5/5/2010	
10.6(a)+	First Amendment to the Seagate Deferred Compensation Sub-Plan	10-Q	001-31560	10.5	2/4/2019	
10.6(b)+	Second Amendment to the Seagate Deferred Compensation Sub-Plan	10-K	001-31560	10.19(b)+	8/7/2020	
10.7+	Summary description of Seagate Technology plc's Compensation Policy for Non-Management Members of the Board of Directors with an Effective date of October 22, 2020	10-K	001-31560	10.13	8/6/2021	
10.8	Form of Revised Indemnification Agreement between Seagate Technology LLC and the director or officer named therein	10-Q	001-31560	10.4(b)	5/6/2009	
10.9	Form of Novation Agreement between Seagate Technology LLC and the director or officer named therein					X
10.10	Deed Poll of Assumption by Seagate Technology plc, dated July 2, 2010	8-K	001-31560	10.2	7/6/2010	
10.11	September 26, 2017 Equity Commitment Letter entered into by Seagate Technology plc and a consortium of investors led by Bain Capital Private Equity for the acquisition of Toshiba Memory Corporation	10-Q	001-31560	10.3	10/27/2017	
10.12+	Offer Letter, dated December 3, 2018 by and between Seagate U.S. LLC and Gianluca Romano	10-Q	001-31560	10.3	2/4/2019	
10.13+	Retention Letter, dated February 3, 2022 by and between Seagate and Gianluca Romano	10-Q	001-31560	10.1	4/28/2022	
10.14	Credit Agreement, dated as of February 20, 2019, by and among Seagate Technology public limited company, Seagate HDD Cayman, as the Borrower, the Lenders party thereto, The Bank of Nova Scotia, as Administrative Agent, Bank of America, N.A., BNP Paribas Securities Corp. and Morgan Stanley Senior Funding, Inc., as Syndication Agents, and MUFG Bank, Ltd. and Wells Fargo Bank, National Association, as Documentation Agents	10-Q	001-31560	10.1	4/30/2019	
10.15	U.S. Guarantee Agreement, dated as of February 20, 2019, among Seagate Technology public limited company and the subsidiaries party thereto, as Guarantors, and The Bank of Nova Scotia, as Administrative Agent	10-Q	001-31560	10.2	4/30/2019	
10.16(a)	First Amendment, dated as of January 13, 2021 to the U.S. Guarantee Agreement dated as of February 20, 2019	10-Q	001-31560	10.5	1/28/2021	
10.17	Indemnity, Subrogation and Contribution Agreement, dated as of February 20, 2019, among Seagate Technology public limited company, Seagate HDD Cayman, as the Borrower, the subsidiaries party thereto, as Guarantors, party thereto, and The Bank of Nova Scotia, as Administrative Agent	10-Q	001-31560	10.3	4/30/2019	
10.18	First Amendment, dated as of May 28, 2019, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.1	11/1/2019	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
10.18(a)	Second Amendment and Joinder Agreement, dated as of September 16, 2019, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.2	11/1/2019	
10.18(b)	Third Amendment, dated as of January 13, 2021, to the Credit Agreement dated as of February 20, 2019	10-Q	001-31560	10.4	1/28/2021	
10.18(c)	Fourth Amendment, dated as of May 18, 2021, to the Credit Agreement as of February 19, 2019	8-K	001-31560	10.1	5/19/2021	
10.18(d)	Fifth Amendment and Joinder Agreement, dated as of October 14, 2021 to the Credit Agreement as of February 20, 2019	10-Q	001-31560	10.6	10/28/2021	
10.18(e)	Sixth Amendment and Joinder Agreement, dated as of August 18, 2022 to the 2019 Credit Agreement	10-Q	001-31560	10.4	10/27/2022	
10.18(f)	Seventh Amendment, dated as of November 8, 2022 to the 2019 Credit Agreement	10-Q	001-31560	10.4	1/25/2023	
10.18(g)	Eighth Amendment, dated as of May 22, 2023 to the 2019 Credit Agreement	10-K	001-31560	10.51	8/4/2023	
10.18(h)	Ninth Amendment, dated as of June 26, 2023 to the 2019 Credit Agreement	10-K	001-31560	10.52	8/4/2023	
10.18(i)	Tenth Amendment, dated as of September 27, 2023 to the 2019 Credit Agreement	10-Q	001-31560	10.3	10/27/2023	
10.19	Joinder and Assumption Agreement, dated as of May 18, 2021, by and among Seagate Technology Holdings public limited company, Seagate Technology public limited company, Seagate HDD Cayman, the guarantors party thereto, and The Bank of Nova Scotia, as administrative agent for the lenders	8-K12B	001-31560	10.2	5/19/2021	
10.20+	Revised Form of Employee Stock Option Agreement for Seagate Technology public limited company pursuant to the 2012 Equity Incentive Plan (for awards granted after January 2020)	10-K	001-31560	10.37	8/7/2020	
10.21+	Amended and Restated Seagate Technology Holdings plc 2012 Equity Incentive Plan as amended and restated on May 18, 2021	8-K12B	001-31560	10.18	5/19/2021	
10.22+	Revised Form of Employee Stock Option Agreement for Seagate Technology Holdings public limited company pursuant to the 2012 Equity Incentive Plan (includes Compensation Recovery Policy) (for awards granted after May 18, 2021)	8-K12B	001-31560	10.16	5/19/2021	
10.23+	Seagate Technology Holdings plc Amended and Restated Employee Stock Purchase Plan as amended and restated on May 18, 2021	8-K12B	001-31560	10.20	5/19/2021	
10.24	Deed Poll of Assumption by Seagate Technology Holdings plc, dated May 18, 2021	8-K12B	001-31560	10.13	5/19/2021	
10.25+	Seagate Technology Holdings plc Executive Bonus Plan	10-Q	001-31560	10.2	4/28/2022	
10.26+	Ninth Amended and Restated Seagate Technology Executive Severance and Change in Control Plan	8-K	001-31560	10.1	4/25/2024	
10.27+	Seagate Technology Holdings plc 2022 Equity Incentive Plan	S-8	001-31560	10.1	10/20/2021	
10.28+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement (Outside Directors)	S-8	001-31560	10.2	10/20/2021	
10.29+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Option Agreement	S-8	001-31560	10.5	10/20/2021	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
10.30+	Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Executive Performance Share Unit Agreement	S-8	001-31560	10.4	10/20/2021	
10.31+	Amended Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement	10-K	001-31560	10.45	08/05/2022	
10.32+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Option Agreement	10-Q	001-31560	10.1	10/27/2022	
10.33+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Restricted Share Unit Agreement	10-Q	001-31560	10.2	10/27/2022	
10.34+	Revised form of Seagate Technology Holdings public limited company 2022 Equity Incentive Plan Executive Performance Share Unit Agreement	10-Q	001-31560	10.3	10/27/2022	
10.35	Settlement Agreement, dated as of April 18, 2023	8-K	001-31560	10.1	04/26/2023	
19.1	Securities Trading Policy					X
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (see signature page to this annual report)					X
31.1	Certification of the Chief Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Chief Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1†	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Executive Compensation Recovery Policy					X
101.INS	Inline XBRL Instance Document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					
104	Inline XBRL Cover Page contained in Exhibit 101					

+ Management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Seagate Technology Holdings plc under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY</td></tr>
<tr><td></td><td>/s/ DR. WILLIAM D. MOSLEY</td></tr>
<tr><td>Date: August 2, 2024</td><td>(Dr. William D. Mosley, Chief Executive Officer and Director)</td></tr>
</table>

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. William D. Mosley, Gianluca Romano, and James C. Lee, and each of them, as his/her true and lawful attorneys-in-fact and agents, with power to act with or without the others and with full power of substitution and resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents and each of them may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder in connection with the registrant's Annual Report on Form 10-K for the fiscal year ended June 28, 2024 (the "Annual Report"), including specifically, but without limiting the generality of the foregoing, power and authority to sign the name of the registrant and the name of the undersigned, individually and in his/her capacity as a director or officer of the registrant, to the Annual Report as filed with the U.S. Securities and Exchange Commission, to any and all amendments thereto, and to any and all instruments or documents filed as part thereof or in connection therewith; and each of the undersigned hereby ratifies and confirms all that said attorneys and agents and each of them shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DR. WILLIAM D. MOSLEY (Dr. William D. Mosley)	Chief Executive Officer and Director (Principal Executive Officer)	August 2, 2024
/s/ GIANLUCA ROMANO (Gianluca Romano)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2024
/s/ MICHAEL R. CANNON (Michael R. Cannon)	Chairperson of the Board	August 2, 2024
/s/ SHANKAR ARUMUGAVELU (Shankar Arumugavelu)	Director	August 2, 2024
/s/ PRAT BHATT (Prat Bhatt)	Director	August 2, 2024
/s/ ROBERT A. BRUGGEWORTH (Robert A. Bruggeworth)	Director	August 2, 2024
/s/ JUDY BRUNER (Judy Bruner)	Director	August 2, 2024
/s/ RICHARD L. CLEMMER (Richard L. Clemmer)	Director	August 2, 2024
/s/ YOLANDA L. CONYERS (Yolanda L. Conyers)	Director	August 2, 2024
/s/ JAY L. GELDMACHER (Jay L. Geldmacher)	Director	August 2, 2024
/s/ DYLAN HAGGART (Dylan Haggart)	Director	August 2, 2024
/s/ STEPHANIE TILENIUS (Stephanie Tilenius)	Director	August 2, 2024

Exhibit 4.24(a)

SUPPLEMENTAL INDENTURE

dated as of April 22, 2024,

among

SEAGATE HDD CAYMAN,

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION
as Trustee

and

The Guarantors Party Hereto

9.625% Senior Notes due 2032

THIS SUPPLEMENTAL INDENTURE (this "**Supplemental Indenture**") is entered into as of April 22, 2024, among SEAGATE HDD CAYMAN, an exempted limited liability company organized under the laws of the Cayman Islands (the "**Company**"), SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY, a public limited company organized under the laws of Ireland (the "**Undersigned**"), SEAGATE TECHNOLOGY UNLIMITED COMPANY, an unlimited company incorporated under the laws of Ireland (f/k/a Seagate Technology public limited company) ("**STU**"), and Computershare Trust Company, National Association, a national banking association, as trustee (the "**Trustee**").

RECITALS

WHEREAS, the Company, the Guarantors and the Trustee entered into the Indenture, dated as of November 30, 2022 (the "**Indenture**"), relating to the Company's 9.625% Senior Notes due 2032 (the "**Notes**");

WHEREAS, STU, as a Guarantor of the Notes, has informed the Trustee that STU, pursuant to a capital reduction, intends to transfer to the Undersigned (the "**ST Share Transfer**") 100% of the Capital Stock of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which constitutes substantially all of the properties and assets of STU;

WHEREAS, Section 5.02 of the Indenture permits any Guarantor to convey or transfer all or substantially all of the properties and assets of such Guarantor to another Person, so long as, amongst other conditions set forth therein, the Successor Guarantor thereto expressly assumes, by an indenture supplemental to the Indenture, all of the obligations of such transferring Guarantor under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement;

WHEREAS, in accordance with the foregoing and Section 5.02 of the Indenture, concurrently with the ST Share Transfer, the Undersigned is entering into this Supplemental Indenture to expressly assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Undersigned, the Company, STU, and the Trustee mutually covenant and agree for the equal and ratable benefit of Holders as follows:

1. *Capitalized Terms*. Capitalized terms used herein without definition have the meanings assigned to them in the Indenture.

2. *Guarantee*. Without duplication of the Guarantee of the Notes provided by the Undersigned as in effect prior to the date hereof, the Undersigned hereby agrees to assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement. The Undersigned agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements as follows:

a. Subject to the provisions of this Supplemental Indenture, the Undersigned hereby irrevocably and unconditionally guarantees on an unsecured unsubordinated basis, the full and punctual payment (whether at stated maturity, upon redemption, purchase pursuant to an offer to purchase or acceleration, or otherwise) of the principal of, interest on and all other amounts payable under, each Note, and the full and punctual payment of all other amounts payable by the Company under the Indenture in respect of the Notes. Upon failure by the Company to pay punctually any such amount, the Undersigned shall forthwith on demand pay the amount not so paid at the place and in the manner specified in the Indenture.

b. The obligations of the Undersigned hereunder are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by:

1. any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise;

2. any modification or amendment of or supplement to the Indenture or any Note;

3. any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note;

4. the existence of any claim, set-off or other rights which the Undersigned may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions, provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim;

5. any invalidity or unenforceability relating to or against the Company for any reason of the Indenture or any Note, or any provision of applicable law or regulation purporting to prohibit the payment by the Company of the principal of or interest on any Note or any other amount payable by the Company under the Indenture; or

6. any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to the Undersigned's obligations hereunder.

c. Except as otherwise provided in the Indenture, the Undersigned's obligations hereunder will remain in full force and effect until the principal of and interest on the Notes and all other amounts payable by the Company under the Indenture have been paid in full. If at any time any payment of the principal of or interest on any Note or any other amount payable by the Company under the Indenture is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the Undersigned's obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time.

d. The Undersigned irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person.

e. Upon making any payment with respect to any obligation of the Company under this Article, the Undersigned will be subrogated to the rights of the payee against the Company with respect to such obligation, provided that the Undersigned may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor, with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

f. If acceleration of the time for payment of any amount payable by the Company under the Indenture or the Notes is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of the Indenture are nonetheless payable by the Undersigned hereunder forthwith on demand by the Trustee or the Holders.

g. Notwithstanding anything to the contrary in this Supplemental Indenture, the Undersigned, and by its acceptance of Notes, each Holder, confirms that it is the intention of all such parties that the Note Guarantee of the Undersigned not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. To effectuate that intention, the Trustee, the Holders and the Undersigned irrevocably agree that the obligations of the Undersigned under its Note Guarantee are limited to the maximum amount that would not render the Undersigned's obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law.

3. *Enforceability*. The execution of this Supplemental Indenture shall constitute a legal, valid and binding obligation of each of the Company and the Guarantors, enforceable against it in accordance with its terms.

4. *Notation not Required*. Neither the Company nor the Undersigned shall be required to make a notation on the Securities to reflect the Note Guarantee or any release, termination or discharge thereof.

5. *Governing Law*. The laws of the State of New York shall govern this Supplemental Indenture.

6. *Counterparts*. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, electronic signature, or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by electronic signature, facsimile or PDF shall be deemed to be their original signatures for all purposes. This Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial

Code (collectively, "Signature Law"); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.

7. *Effect of Headings*. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. *The Trustee*. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Undersigned, the Company and the Guarantors.

9. *Successors*. All agreements of the Undersigned in the Indenture, this Supplemental Indenture and the Note Guarantee shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

10. *No Waiver*. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Supplemental Indenture shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Supplemental Indenture at law, in equity, by statute or otherwise.

11. *Modification*. No modification, amendment or waiver of any provision of this Supplemental Indenture, nor the consent to any departure by the Undersigned therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Undersigned in any case shall entitle the Undersigned to any other or further notice or demand in the same, similar or other circumstance.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SEAGATE HDD CAYMAN

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY UNLIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY,
NATIONAL ASSOCIATION,
as Trustee

By: /s/ Scott Little
Name: Scott Little
Title: Vice President

Exhibit 4.27(a)

SUPPLEMENTAL INDENTURE

dated as of April 22 2024,

among

SEAGATE HDD CAYMAN,

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION
as Trustee

and

The Guarantors Party Hereto

8.25% Senior Notes due 2029

THIS SUPPLEMENTAL INDENTURE (this "**Supplemental Indenture**") is entered into as of April 22, 2024, among SEAGATE HDD CAYMAN, an exempted limited liability company organized under the laws of the Cayman Islands (the "**Company**"), SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY, a public limited company organized under the laws of Ireland (the "**Undersigned**"), SEAGATE TECHNOLOGY UNLIMITED COMPANY, an unlimited company incorporated under the laws of Ireland (f/k/a Seagate Technology public limited company) ("**STU**"), and Computershare Trust Company, National Association, a national banking association, as trustee (the "**Trustee**").

RECITALS

WHEREAS, the Company, the Guarantors and the Trustee entered into the Indenture, dated as of May 30, 2023 (the "**Indenture**"), relating to the Company's 8.25% Senior Notes due 2029 (the "**Notes**");

WHEREAS, STU, as a Guarantor of the Notes, has informed the Trustee that STU, pursuant to a capital reduction, intends to transfer to the Undersigned (the "**ST Share Transfer**") 100% of the Capital Stock of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which constitutes substantially all of the properties and assets of STU;

WHEREAS, Section 5.02 of the Indenture permits any Guarantor to convey or transfer all or substantially all of the properties and assets of such Guarantor to another Person, so long as, amongst other conditions set forth therein, the Successor Guarantor thereto expressly assumes, by an indenture supplemental to the Indenture, all of the obligations of such transferring Guarantor under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement;

WHEREAS, in accordance with the foregoing and Section 5.02 of the Indenture, concurrently with the ST Share Transfer, the Undersigned is entering into this Supplemental Indenture to expressly assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Undersigned, the Company, STU, and the Trustee mutually covenant and agree for the equal and ratable benefit of Holders as follows:

1. *Capitalized Terms*. Capitalized terms used herein without definition have the meanings assigned to them in the Indenture.

2. *Guarantee*. Without duplication of the Guarantee of the Notes provided by the Undersigned as in effect prior to the date hereof, the Undersigned hereby agrees to assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement. The Undersigned agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements as follows:

   a. Subject to the provisions of this Supplemental Indenture, the Undersigned hereby irrevocably and unconditionally guarantees on an unsecured unsubordinated basis, the full and punctual payment (whether at stated maturity, upon redemption, purchase pursuant to an offer to purchase or acceleration, or otherwise) of the principal of, interest on and all other amounts payable under, each Note, and the full and punctual payment of all other amounts payable by the Company under the Indenture in respect of the Notes. Upon failure by the Company to pay punctually any such amount, the Undersigned shall forthwith on demand pay the amount not so paid at the place and in the manner specified in the Indenture.

b. The obligations of the Undersigned hereunder are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by:

1. any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise;

2. any modification or amendment of or supplement to the Indenture or any Note;

3. any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note;

4. the existence of any claim, set-off or other rights which the Undersigned may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions, provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim;

5. any invalidity or unenforceability relating to or against the Company for any reason of the Indenture or any Note, or any provision of applicable law or regulation purporting to prohibit the payment by the Company of the principal of or interest on any Note or any other amount payable by the Company under the Indenture; or

6. any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to the Undersigned's obligations hereunder.

c. Except as otherwise provided in the Indenture, the Undersigned's obligations hereunder will remain in full force and effect until the principal of and interest on the Notes and all other amounts payable by the Company under the Indenture have been paid in full. If at any time any payment of the principal of or interest on any Note or any other amount payable by the Company under the Indenture is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the Undersigned's obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time.

d. The Undersigned irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person.

e. Upon making any payment with respect to any obligation of the Company under this Article, the Undersigned will be subrogated to the rights of the payee against the Company with respect to such obligation, provided that the Undersigned may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor, with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

f. If acceleration of the time for payment of any amount payable by the Company under the Indenture or the Notes is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of the Indenture are nonetheless payable by the Undersigned hereunder forthwith on demand by the Trustee or the Holders.

g. Notwithstanding anything to the contrary in this Supplemental Indenture, the Undersigned, and by its acceptance of Notes, each Holder, confirms that it is the intention of all such parties that the Note Guarantee of the Undersigned not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. To effectuate that intention, the Trustee, the Holders and the Undersigned irrevocably agree that the obligations of the Undersigned under its Note Guarantee are limited to the maximum amount that would not render the Undersigned's obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law.

3. *Enforceability*. The execution of this Supplemental Indenture shall constitute a legal, valid and binding obligation of each of the Company and the Guarantors, enforceable against it in accordance with its terms.

4. *Notation not Required*. Neither the Company nor the Undersigned shall be required to make a notation on the Securities to reflect the Note Guarantee or any release, termination or discharge thereof.

5. *Governing Law*. The laws of the State of New York shall govern this Supplemental Indenture.

6. *Counterparts*. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, electronic signature, or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by electronic signature, facsimile or PDF shall be deemed to be their original signatures for all purposes. This Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National

Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code (collectively, "Signature Law"); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.

7. *Effect of Headings*. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. *The Trustee*. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Undersigned, the Company and the Guarantors.

9. *Successors*. All agreements of the Undersigned in the Indenture, this Supplemental Indenture and the Note Guarantee shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

10. *No Waiver*. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Supplemental Indenture shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Supplemental Indenture at law, in equity, by statute or otherwise.

11. *Modification*. No modification, amendment or waiver of any provision of this Supplemental Indenture, nor the consent to any departure by the Undersigned therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Undersigned in any case shall entitle the Undersigned to any other or further notice or demand in the same, similar or other circumstance.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SEAGATE HDD CAYMAN

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY UNLIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Authorised Signatory

COMPUTERSHARE TRUST COMPANY,
NATIONAL ASSOCIATION,
as Trustee

By: /s/ Scott Little
Name: Scott Little
Title: Vice President

Exhibit 4.30(a)

SUPPLEMENTAL INDENTURE

dated as of April 22, 2024,

among

SEAGATE HDD CAYMAN,

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION
as Trustee

and

The Guarantors Party Hereto

8.50% Senior Notes due 2031

THIS SUPPLEMENTAL INDENTURE (this "**Supplemental Indenture**") is entered into as of April 22, 2024, among SEAGATE HDD CAYMAN, an exempted limited liability company organized under the laws of the Cayman Islands (the "**Company**"), SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY, a public limited company organized under the laws of Ireland (the "**Undersigned**"), SEAGATE TECHNOLOGY UNLIMITED COMPANY, an unlimited company incorporated under the laws of Ireland (f/k/a Seagate Technology public limited company) ("**STU**"), and Computershare Trust Company, National Association, a national banking association, as trustee (the "**Trustee**").


RECITALS


WHEREAS, the Company, the Guarantors and the Trustee entered into the Indenture, dated as of May 30, 2023 (the "**Indenture**"), relating to the Company's 8.50% Senior Notes due 2031 (the "**Notes**");

WHEREAS, STU, as a Guarantor of the Notes, has informed the Trustee that STU, pursuant to a capital reduction, intends to transfer to the Undersigned (the "**ST Share Transfer**") 100% of the Capital Stock of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which constitutes substantially all of the properties and assets of STU;

WHEREAS, Section 5.02 of the Indenture permits any Guarantor to convey or transfer all or substantially all of the properties and assets of such Guarantor to another Person, so long as, amongst other conditions set forth therein, the Successor Guarantor thereto expressly assumes, by an indenture supplemental to the Indenture, all of the obligations of such transferring Guarantor under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement;

WHEREAS, in accordance with the foregoing and Section 5.02 of the Indenture, concurrently with the ST Share Transfer, the Undersigned is entering into this Supplemental Indenture to expressly assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.


AGREEMENT


NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Undersigned, the Company, STU, and the Trustee mutually covenant and agree for the equal and ratable benefit of Holders as follows:

1. *Capitalized Terms*. Capitalized terms used herein without definition have the meanings assigned to them in the Indenture.

2. *Guarantee*. Without duplication of the Guarantee of the Notes provided by the Undersigned as in effect prior to the date hereof, the Undersigned hereby agrees to assume all of the obligations of STU under the Notes, its Guarantee, the Indenture, and the Registration Rights Agreement. The Undersigned agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements as follows:

   a. Subject to the provisions of this Supplemental Indenture, the Undersigned hereby irrevocably and unconditionally guarantees on an unsecured unsubordinated basis, the full and punctual payment (whether at stated maturity, upon redemption, purchase pursuant to an offer to purchase or acceleration, or otherwise) of the principal of, interest on and all other amounts payable under, each Note, and the full and punctual payment of all other amounts payable by the Company under the Indenture in respect of the Notes. Upon failure by the Company to pay punctually any such amount, the Undersigned shall forthwith on demand pay the amount not so paid at the place and in the manner specified in the Indenture.

b. The obligations of the Undersigned hereunder are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by:

1. any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Indenture or any Note, by operation of law or otherwise;

2. any modification or amendment of or supplement to the Indenture or any Note;

3. any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Indenture or any Note;

4. the existence of any claim, set-off or other rights which the Undersigned may have at any time against the Company, the Trustee or any other Person, whether in connection with the Indenture or any unrelated transactions, provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim;

5. any invalidity or unenforceability relating to or against the Company for any reason of the Indenture or any Note, or any provision of applicable law or regulation purporting to prohibit the payment by the Company of the principal of or interest on any Note or any other amount payable by the Company under the Indenture; or

6. any other act or omission to act or delay of any kind by the Company, the Trustee or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to the Undersigned's obligations hereunder.

c. Except as otherwise provided in the Indenture, the Undersigned's obligations hereunder will remain in full force and effect until the principal of and interest on the Notes and all other amounts payable by the Company under the Indenture have been paid in full. If at any time any payment of the principal of or interest on any Note or any other amount payable by the Company under the Indenture is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the Undersigned's obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time.

d. The Undersigned irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person.

e. Upon making any payment with respect to any obligation of the Company under this Article, the Undersigned will be subrogated to the rights of the payee against the Company with respect to such obligation, provided that the Undersigned may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor, with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

f. If acceleration of the time for payment of any amount payable by the Company under the Indenture or the Notes is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of the Indenture are nonetheless payable by the Undersigned hereunder forthwith on demand by the Trustee or the Holders.

g. Notwithstanding anything to the contrary in this Supplemental Indenture, the Undersigned, and by its acceptance of Notes, each Holder, confirms that it is the intention of all such parties that the Note Guarantee of the Undersigned not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. To effectuate that intention, the Trustee, the Holders and the Undersigned irrevocably agree that the obligations of the Undersigned under its Note Guarantee are limited to the maximum amount that would not render the Undersigned's obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law.

3. *Enforceability*. The execution of this Supplemental Indenture shall constitute a legal, valid and binding obligation of each of the Company and the Guarantors, enforceable against it in accordance with its terms.

4. *Notation not Required*. Neither the Company nor the Undersigned shall be required to make a notation on the Securities to reflect the Note Guarantee or any release, termination or discharge thereof.

5. *Governing Law*. The laws of the State of New York shall govern this Supplemental Indenture.

6. *Counterparts*. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, electronic signature, or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by electronic signature, facsimile or PDF shall be deemed to be their original signatures for all purposes. This Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code (collectively, "Signature Law"); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely

upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.

7. *Effect of Headings*. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. *The Trustee*. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Undersigned, the Company and the Guarantors.

9. *Successors*. All agreements of the Undersigned in the Indenture, this Supplemental Indenture and the Note Guarantee shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

10. *No Waiver*. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Supplemental Indenture shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Supplemental Indenture at law, in equity, by statute or otherwise.

11. *Modification*. No modification, amendment or waiver of any provision of this Supplemental Indenture, nor the consent to any departure by the Undersigned therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Undersigned in any case shall entitle the Undersigned to any other or further notice or demand in the same, similar or other circumstance.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SEAGATE HDD CAYMAN

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Chief Financial Officer

SEAGATE TECHNOLOGY UNLIMITED COMPANY

By: /s/ Gianluca Romano
Name: Gianluca Romano
Title: Authorised Signatory

COMPUTERSHARE TRUST COMPANY,
NATIONAL ASSOCIATION,
as Trustee

By: /s/ Scott Little
Name: Scott Little
Title: Vice President

Exhibit 10.9

Deed of Assignment and Novation

Dated [ ], 2024

Seagate Technology

and

Seagate Technology LLC

and

[ ]

This Deed of Assignment and Novation is made on day of 2024

Between:

1. Seagate Technology, an exempted company incorporated under the laws of the Cayman Islands, whose registered office is at c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands (the "**Assignor**");

2. Seagate Technology LLC, a company incorporated under the laws of Delaware, USA, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801 (the "**Assignee**"); and

3. [ ] (the "**Indemnitee**").

Whereas:

A   The Assignor and the Indemnitee entered into a Deed of Indemnity dated [ ] (the "**Agreement**") in relation to the indemnification of the Indemnitee for certain losses or expenses in relation to any threatened, pending or completed legal proceedings, incurred by the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of Seagate Technology Holdings plc or any subsidiary.

B   The parties have agreed that the Assignor shall assign to the Assignee all of the Assignor's rights under the Agreement and novate to the Assignee all of the Assignor's obligations under the Agreement on the terms and conditions set out in this deed of assignment and novation (the "**Deed**") on and from the date of this Deed (the "**Effective Date**").

It is agreed as follows:

1   In consideration of the obligations undertaken by the Assignee pursuant to Clause 2 and with effect from the Effective Date, the Assignor assigns and transfers to the Assignee absolutely all of its rights and title to, and interest and benefit in, to and under the Agreement and novates to the Assignee all of its obligations and liabilities under the Agreement.

2   The Assignee undertakes, with effect from the Effective Date, to perform and to be bound by all of the terms and conditions of the Agreement as if the Assignee were named in the Agreement in place of the Assignor.

3   The Assignor shall from the Effective Date indemnify the Assignee against all actions, proceedings, costs, damages, claims and demands in respect of any failure on the part of the Assignor to carry out, perform and discharge all the obligations and liabilities created by or arising under the Agreement to the extent they remained (in whole or in part) to be performed prior to the Effective Date.

4   The Indemnitee acknowledges and consents to the assignment and novation of the Agreement to the Assignee and the Indemnitee confirms that this Deed shall constitute express notice in writing of the assignment and novation of any chose in action and debt of the Assignor under the Agreement pursuant to this Deed.

5   The Indemnitee releases and discharges the Assignor from all claims, demands, duties, obligations, responsibilities and liabilities under or in respect of the Agreement arising after the Effective Date and the Indemnitee and the Assignor agree that, after the Effective Date, the Assignor has no further rights, benefits or interests thereunder.

6   For the purposes of this Deed only and without prejudice to any subsequent termination of the Agreement the parties agree that any provision of the Agreement expressed to take effect on termination of the Agreement shall not apply in relation to the assignment and novation of the Agreement effected by this Deed.

7   Subject to the provisions of this Deed, the Agreement shall continue in full force and effect.

8   This Deed may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

9   The parties shall execute all such further deeds and documents and do and perform such acts and things as may be necessary to give full force and effect to the provisions of this assignment.

10   This Deed is governed by and shall be construed in accordance with Cayman Islands law and the parties submit to the non-exclusive jurisdiction of the courts of the Cayman Islands for all purposes relating to this Deed.

This Deed has been executed as a deed and it shall take effect on the date stated at the beginning of this Deed.

EXECUTED AND DELIVERED AS A DEED   )
By [ ]   )
as authorised signatory for and on behalf of   )   _____
Seagate Technology   )
in the presence of:)
                                                                         _____

EXECUTED AND DELIVERED AS A DEED   )
By [ ]   )
as authorised signatory for and on behalf of   )   _____
Seagate Technology LLC   )
in the presence of:)
                                                                         _____

EXECUTED AND DELIVERED AS A DEED   )
By   )
[ ]   )   _____
in the presence of:)
                                                                         _____

Exhibit 19.1

Securities Trading Policy

Executive Summary

Seagate is dedicated to compliance with applicable rules and regulations. This Securities Trading Policy (this Policy) provides guidelines and procedures to help you comply with the federal and state securities laws and regulations that govern trading in securities and to help the Company minimize its own legal and reputational risk. The laws and this Policy apply to everyone, so it is the responsibility of each individual to act in a manner consistent with this Policy and the law.

Content

1.   PURPOSE OF THE SECURITIES TRADING POLICY

Seagate Technology Holdings plc (including its subsidiaries, Seagate or the Company) has adopted this Securities Trading Policy (this Policy) to promote compliance with laws prohibiting individuals who are aware of Material Nonpublic Information (defined below) from (i) trading in securities or (ii) providing Material Nonpublic Information to other individuals who may trade on the basis of that information.

This Policy applies to all (i) Seagate employees, consultants, independent contractors, and members of the Board of Directors (Directors), as well as Family Members (defined below) (collectively, Insiders) and (ii) trading involving Seagate securities or the securities of other companies about which you possess Material Nonpublic Information obtained through your employment or engagement with Seagate or the other company. It is also Seagate's policy that any trades by Seagate will comply with applicable law, including laws with respect to insider trading.

You are responsible for making sure that your Family Members also comply with this Policy and do not trade on any Material Nonpublic Information.

It is your responsibility to understand and follow this Policy. Insider trading is illegal and a violation of this Policy. In addition to your own liability for insider trading, including potential dismissal, Seagate, as well as individual directors, officers and other supervisory personnel, could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive and can lead to criminal and civil liability, including damages and fines, imprisonment and bars on serving as an officer or director of a public company, not to mention irreparable damage to both your and Seagate's reputation.

2.   DEFINITIONS

A.   Compliance Officers: The Chief Legal Officer and the Chief Financial Officer. Contact details may be found at https://my.seagate.com/myseagate. The Compliance Officers may appoint one or more designees to assist them in carrying out their responsibilities under this Policy.

B.   Family Members: Members of your immediate family, individuals you share a home with, individuals that are your economic dependents, and any other individuals or entities whose transactions in securities you influence, direct or control. Some examples of Family Members are parents, siblings, or children, regardless of whether they live with you; any venture or other investment fund that you influence, direct or control; or anyone who consults with you before they trade.

C.   Management Insiders: Section 16 Insiders and Designated Insiders (each defined below) as a group.

- Section 16 Insiders. Seagate Directors, executive officers and certain other individuals are deemed Section 16 Insiders because they are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act) and the associated rules and regulations set by the Securities and Exchange Commission (SEC). Section 16 Insiders also may be subject to additional trading restrictions, including the disgorgement of any profit earned on short-swing trading (in other words, a non-exempt purchase and sale, or a sale and purchase, of securities within a period of less than six months). Seagate will update its listing of Section 16 Insiders from time to time to reflect the addition, resignation or departure of Directors and designated executive officers.

- Designated Insiders. All employees who are vice president level and above, and other employees, consultants and independent contractors who have frequent access to material nonpublic information concerning Seagate. A Compliance Officer will notify the Designated Insiders that they have been so designated and are subject to trading restrictions, including preclearance requirements.

The Compliance Officers or their designees maintain a list of Management Insiders. If you have any questions about whether you are a Management Insider, please send an email to securities.trading@seagate.com to see if you are on the list.

D.   Insider Trading: Insider trading occurs when a person:

(i) uses Material Nonpublic Information to make decisions to purchase, sell or otherwise trade in a company's securities; or

(ii) gives Material Nonpublic Information (called tipping) about a company to others who trade in that company's securities.

The prohibitions against insider trading apply to trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the company, if the information involved is material and nonpublic. The prohibitions also apply regardless of whether the person tipping the Material Nonpublic Information receives anything from or for the use of the information by the other person.

E.   Material Nonpublic Information: Material information is any information, positive or negative, that a reasonable investor would be substantially likely to consider important in determining whether to buy, sell, or hold securities or view as significantly altering the total mix of information available in the marketplace about the company as an issuer of the securities.

Information is nonpublic until it has been widely disseminated to the public market and the public has had a chance to absorb and evaluate it. Unless you have seen material information publicly disseminated and a reasonable period of time has elapsed in order to provide the public an opportunity to absorb and evaluate the information, you should assume the information is nonpublic.

It is not possible to list all types of material information, but the following are examples of the types of information that should be treated as material:

- financial forecasts or earnings estimates;
- changes in previously released earnings estimates;
- updates regarding any prior material disclosure that has materially changed;
- unannounced financial results;
- significant merger, acquisition or divestiture proposals or agreements;
- significant customer or vendor contracts;
- the potential gain or loss of a major customer or supplier;
- dividend changes;
- strategic plans;
- major personnel changes, such as changes in senior management or employee layoffs;
- major product launches or announcements;
- development of a significant new product, process or service;
- cybersecurity incident s, such as a data breach;
- regulatory investigations;
- major litigation;
- changes in debt ratings;
- analyst upgrades or downgrades;
- significant governmental investigations;
- the existence of a special blackout period; and
- changes in senior management.

Material Nonpublic Information does not have to directly relate to a company's business. For example, information about the contents of a pending publication in the financial press that is expected to affect the market price of a security could be considered material. This means, if you think the information could affect the price of a security or it could reasonably make you or someone else want to buy or sell the security, you should consider it material. As a rule of thumb, if you think something might be Material Nonpublic Information, it probably is. If you have a question about whether particular information is material or nonpublic, you should consult the Chief Legal Officer.

F.   Security and Securities: Shares (common and preferred), share options, stock, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.

G.   Trade and Trading: Any purchase, sale or other transaction to acquire, transfer or dispose of securities, including, but not limited to: share option exercises, gifts, sales of shares acquired upon the vesting of share awards or exercise of options, and trades made under an employee benefit plan such as a 401(k) plan. There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.

3.   TRADING RESTRICTIONS FOR ALL INSIDERS

A.   Prohibitions on Insider Trading and Tipping Information to Others

Insiders may not:

- purchase or sell (or otherwise trade) securities issued by Seagate, Seagate's competitors, customers or suppliers (including any company with which Seagate has or is pursuing a commercial relationship), or any other company while aware of Material Nonpublic Information concerning Seagate or such other company when that information was obtained through your employment or other involvement with that company;

- disclose any Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information, or outside the Company to other persons unless such disclosure is made in accordance with Seagate's policies regarding the protection or authorized external disclosure of information; or

- make recommendations or express opinions on the basis of Material Nonpublic Information regarding the purchase or sale of any company's securities.

This prohibition against trading on or tipping Material Nonpublic Information applies to all Insiders at all times. You should consult a Compliance Officer whenever you are in doubt.

However, trades may generally be made under a preexisting written plan or arrangement complying with SEC Rule 10b5-1 (a 10b5-1 Plan) that is acknowledged in writing in advance by the Chief Legal Officer or his or her designee. Section 7 below provides more information on 10b5-1 Plan.

B.   Other Prohibited Transactions for all Insiders

Seagate considers it inappropriate for Insiders to engage in speculative trades or certain other trading in Seagate securities that may lead to unintentional violations of insider trading laws or create a conflict of interest. Therefore, regardless of whether you know Material Nonpublic Information, Insiders must not engage in any of the following trades in Seagate securities:

- buying or selling options, warrants, puts, and calls or similar instruments;

- short sales (i.e., selling shares that are not owned and borrowing the shares to make delivery) or selling short against

- the box (i.e., the sale of a security with a delayed delivery);

- hedging or similar trades designed to decrease the risks associated with holding Seagate securities (including as part of

- a 10b5-1 Plan); and

- holding Seagate securities in a margin account or pledging Seagate securities as collateral for a loan.

These trades are prohibited because they may:

(i) result in trades taking place when you have Material Nonpublic Information or are otherwise not permitted to trade under the terms of this Policy;

(ii) create an appearance of impropriety if you could profit from poor company performance;

(iii) reflect a short-term or speculative interest in Seagate's securities and create the appearance of impropriety, even where a trade is executed when you do not have Material Nonpublic Information; or

(iv) focus attention on short-term performance at the expense of Seagate's long-term goals. In addition, securities laws relating to derivatives trades are complex, and individuals engaging in derivatives trades may subject themselves to an increased risk of violating securities laws.

4.   ADDITIONAL LIMITATIONS ON MANAGEMENT INSIDERS

A.   Mandatory Preclearance of Transactions for Management Insiders

Management Insiders must obtain preclearance from a Compliance Officer prior to trading Seagate securities. This is true whether the trade is for the Management Insiders own account, one over which he or she exercises control, or one in which he or she has a financial interest. Preclearance is required not only for trades conducted by Management Insiders, but also for trades conducted by (i) a Management Insider's Family Member; and (ii) trusts, corporations, and other entities controlled by the Management Insider or the Management Insider's Family Member (Controlled Entities).

A request for preclearance must be submitted in advance of the proposed trade, state the type and number or amount of securities being traded along with the date of the proposed trade, and confirm that the Management Insider does not have any Material Nonpublic Information. Requests for preclearance must not be made when you are in possession of Material Nonpublic Information.

Management Insiders, their Family Members and Controlled Entities (together, the Management Insider Parties) may only trade after receipt of a notice of preclearance. Management Insider Parties must execute precleared trades within five (5) trading days following the date of the notice of preclearance, but in no event after the expiration of the applicable Window Period. If a preclearance expires before the precleared trade is executed, Management Insiders must submit a new preclearance request and obtain a new preclearance. For purposes of this section, a partial trading day counts towards the five (5) trading days. If a Management Insider becomes aware of Material Nonpublic Information before the precleared trade is executed, the preclearance becomes invalid, and the trade must not be completed.

B.   Trading Windows for Management Insiders

Management Insider Parties may only trade Seagate securities after obtaining the required preclearance. Preclearance for trades of Seagate securities will generally be granted only during a Window Period (as defined below).

Seagate has established four Window Periods during the fiscal year. Each Window Period begins on the second trading day after Seagate makes a public news release of its quarterly earnings for the prior fiscal quarter. If Seagate releases earnings before the NASDAQ market opens, that day will count as the first trading day, and the Window Period begins the next trading day. If Seagate releases earnings after the NASDAQ market opens, the next trading day will count as the first trading day and the Window Period begins the following trading day (in other words, the second trading day after earnings were released). The safest period for trading in Seagate securities, assuming the absence of Material Nonpublic Information, is generally the first ten trading days of the Window Period. Each Window Period ends at the close of the NASDAQ market on the twenty-first day prior to the last day of the current fiscal quarter. The Window Period will be deemed closed in accordance with the prior sentence unless specifically changed in a written notice from the Chief Legal Officer, or his or her designee.

After the Window Period ends, Management Insider Parties may not (i) purchase or otherwise acquire, transfer, or sell or otherwise dispose of any Seagate securities except under a 10b5-1 Plan established during an open Window Period and acknowledged by the Chief Legal Officer in advance (see Section 7 below), or (ii) submit any preclearance request for any trades until the following Window Period.

Subject to the prohibitions on trading on or tipping Material Nonpublic Information in Section 3.A., Management Insider Parties may only gift Seagate securities during a Window Period and after obtaining a Compliance Officer s approval under this Policy.

Window Periods and obtaining preclearance for trades are Seagate compliance requirements and do not constitute a legal right to trade in Seagate's securities. The prohibition against trading on or tipping Material Nonpublic Information applies at all times, even during a Window Period and even if you obtained a preclearance. You should consult a Compliance Officer whenever you are in doubt.

Please use the following link to submit all pre-clearance requests: Pre-Clearance Form

5.   EXCEPTIONS TO TRADING PROHIBITIONS FOR ALL INSIDERS

This Policy's prohibitions on trading do not apply to:

- the transfer of securities to an entity that involves a simple change in the way you own the securities (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime), provided you give written notice to, and the transfer is approved by, the Chief Legal Officer;

- the transfer of securities that is mandated by divorce decree or settlement agreement and is not in satisfaction of a cash obligation;

- any exercise of a tax withholding right where you have elected to have Seagate withhold shares;

- the purchase of shares through Seagate's employee share purchase plan (see Section 6. C below); however, this exception does not apply to subsequent sales of the shares;

- receipt and vesting of stock options, restricted stock units, restricted stock or other equity compensation awards from Seagate;

- trades made under a valid 10b5-1 Plan (see Section 7 below); and

- exercises of stock options through an exercise-and-hold trade where the exercise price is paid in cash or by check and there is no other associated market activity.

6.   ADDITIONAL RESTRICTIONS ON ALL INSIDERS

A.   Special Blackout Periods

From time to time, Seagate may impose a special blackout period, or suspend trading, in Seagate securities on certain Insiders because of developments that have not yet been disclosed to the public. These Insiders may not trade in Seagate securities while the special blackout period is in effect or disclose to others (including other Insiders) the fact that a special blackout period is in effect. Although these special blackout periods may often arise because Seagate is involved in a confidential transaction or matter, they may be declared for any reason. If Seagate imposes a special blackout period on you, a Compliance Officer will notify you when the special blackout period begins and ends. You must treat the declaration of a special blackout period as confidential information.

B.   Restrictions Following Termination of Employment or Service

This Policy will continue to apply to you for a period of time after your employment with or service to Seagate terminates. The securities laws apply at all times regardless of whether you are employed with or providing services to Seagate. If you are in possession of Material Nonpublic Information, you must not trade in securities until that information has become public or is no longer material, regardless of whether your employment or service has terminated.

If you are a Management Insider, upon termination of your employment with or service to Seagate, you are no longer required to engage in trades in Seagate securities exclusively during a Window Period, but all other aspects of this Policy (including mandatory preclearance of any trades in Seagate securities) shall apply until the later of (i) the commencement of the Window Period following the public release of earnings for the fiscal quarter in which your employment with or service to Seagate terminates; or (ii) the beginning of the second market trading day after the earlier of (a) the public disclosure of any Material Nonpublic Information you know, or (b) such time as any Material Nonpublic Information you know is no longer material. If you have any questions about whether you are permitted to trade, you should consult the Chief Legal Officer.

C.   Note on Employee Share Purchase Plan (ESPP) Shares

All Insiders may participate in Seagate's ESPP to purchase Seagate shares, however, such shares must not be sold at a time when you have Material Nonpublic Information. In addition, Management Insiders may not sell any ESPP shares outside of a Window Period.

7.   ADOPTION OF 10B5-1 TRADING PLANS

Rule 10b5-1 under the Exchange Act (Rule 10b5-1) provides a defense against an allegation of insider trading if you adopt a written plan for trading securities (10b5-1 Plan), provided that the 10b5-1 Plan meets the following requirements:

A.   Conditions to Adopt the Plan

The 10b5-1 Plan may only be adopted at a time when:

a.   you are not aware of any Material Nonpublic Information;

b. you are not subject to a quarterly, special, or other trading blackout; and

c. you do not have another Plan in effect (subject to limited exceptions).

The 10b5-1 Plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and you must act in good faith with respect to the 10b5-1 Plan.

B. Plan Documentation and Approval

If you wish to set up a 10b5-1 Plan, please first consult with your stockbroker and your personal legal advisor. All documentation for the 10b5-1 Plan is provided by your stockbroker. Your 10b5-1 Plan documents must meet these requirements:

- The 10b5-1 Plan must be in writing and signed by you.

- The 10b5-1 Plan must include representations that, on the date of adoption of the 10b5-1 Plan, you are: (a) not aware of Material Nonpublic Information about the securities or Seagate; and (b) you are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

- The 10b5-1 Plan must terminate upon the earlier of its expiration and the last trade. This requirement is to avoid having an active plan in place where no outstanding trades remain under such plan.

While not required, in order to help ensure compliance with applicable securities laws it is recommended that the length of a 10b5-1 Plan be no shorter than 6 months and no longer than 2 years.

The 10b5-1 Plan may not be adopted unless (a) it is acknowledged by the Chief Legal Officer or her designee in writing, by way of signature on the plan documents, and (b) if you are subject to mandatory preclearance under Section 4 of this Policy, your proposed trades are precleared by the Chief Legal Officer or her designee.

A request for acknowledgement, and, if you are subject to mandatory pre-clearance, a request for pre-clearance of a 10b5-1 Plan, must be submitted at least five (5) business days in advance of the date you intend to enter into the 10b5-1 Plan. You may only request acknowledgment of and enter into a 10b5-1 Plan at a time when you meet the requirements under A. Conditions to Adopt the Plan.

C. Cooling-Off Period

A cooling-off period is the time between the adoption of a 10b5-1 Plan and the execution of a first trade under such plan. The first trade under your 10b5-1 Plan may not occur until the expiration of the cooling-off period set forth below.

Section 16 Insiders: The cooling-off period expires on the later of

(a) 90 calendar days after the adoption of the 10b5-1 Plan, and

(b) two business days after the filing by Seagate of its financial results on a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted, provided that the maximum cooling-off period under this sub-paragraph (b) is 120 calendar days.

All other Insiders: The cooling-off period is 30 days after the adoption of the 10b5-1 Plan, provided that the first trade may not occur within the three weeks prior to public news release of the Company's quarterly earnings for the prior fiscal quarter earnings or within the one day following such public news release.

D. One Plan in Effect at Any Time

You may have only one 10b5-1 Plan in effect at any time, except as permitted by Rule 10b5-1 and as approved by the Chief Legal Officer.

E. Restrictions on Trading Outside of a 10b5-1 Plan

You may trade in Seagate securities outside of a 10b5-1 Plan, subject to the following restrictions, in addition to the Trading Restrictions for all Insiders (Section 3 above) and Additional Limitations on Management Insiders (Section 4 above):

- You may not trade outside of a 10b5-1 Plan if such trades constitute opposite way (e.g., an open market purchase followed by a sale of the same securities) or hedging transactions;

- If you have an active 10b5-1 Plan and you wish to trade outside of that plan, you must seek pre-clearance from the Chief Legal Officer at least five (5) business days in advance of the date you intend to trade outside of a 10b5-1 Plan.

These restrictions do not apply to transactions that constitute Exceptions to Trading Prohibitions For All Insiders (Section 5 above) and bona fide gifts upon approval by the Chief Legal Officer.

Please note that you may only trade Seagate securities outside of a 10b5-1 Plan if such securities are not already under such plan. You should be aware that trades outside a 10b5-1 Plan do not benefit from the affirmative defense under Rule 10b5-1. In addition, you should confirm with your broker that your 10b5-1 Plan allows for trades outside of such plan.

F.   Modification

Any modification or change to the amount, price, or timing of transactions under the 10b5-1 Plan (Modification) is deemed a simultaneous early termination of such 10b5-1 Plan and an adoption of a new 10b5-1 Plan, and therefore, must comply with both the early termination (Section 7. G below) and adoption conditions (Section 7.A above) for a 10b5-1 Plan, including a new cooling-off period. You must submit any requests for Modification under an existing 10b5-1 Plan to the Chief Legal Officer at least five (5) business days prior to any such Modification. In addition, you are advised to exercise caution and consult with your personal legal advisor prior to a modification of an existing 10b5-1 Plan.

G.   Early Termination

Your plan documents must structure your 10b5-1 Plan to terminate upon the earlier of its expiration and the last trade under such plan. The termination of an existing 10b5-1 Plan prior to its scheduled termination date is deemed an early termination of such plan and triggers a new cooling-off period, during which you may not trade in Seagate s securities, and then, only in accordance with this Policy.

You must notify the Chief Legal Officer within five (5) business days prior to any early termination or suspension of trading under an existing 10b5-1 Plan. In addition, you are advised to exercise caution and consult with your personal legal advisor prior to the early termination of an existing 10b5-1 Plan.

H.   Limit on Single-Trade Plans

You may adopt a 10b5-1 Plan designed to cover a single trade only once in any rolling 12-month period, except as permitted by Rule 10b5-1. A single trade means a Rule 10b5-1 plan designed to effect the purchase or sale of the total amount of securities in a single transaction.

I.   Amendments and Waivers to Guidelines

Seagate has authority to require the suspension or cancellation of your 10b5-1 Plan at any time.

J.   Grandfathered Plans

Any 10b5-1 Plans adopted or modified prior to February 27, 2023 (the Effective Date) are permitted to continue in place until all trades are executed thereunder or they expire by their terms (Grandfathered Plans). If you undertake a Modification of a Grandfathered Plan on or after the Effective Date, then the Modification must meet all the requirements of a new 10b5-1 Plan as set forth herein.

K.   Compliance with Laws

All transactions under the 10b5-1 Plan must be in accordance with applicable law. The 10b5-1 Plan (including any Modification) must meet such other requirements as the Chief Legal Officer may determine.

The SEC rules regarding 10b5-1 Plans are complex and must be complied with entirely. The description in this Section 7 is only a summary, and Seagate strongly advises that you consult with your personal legal advisor if you intend to adopt, modify, or terminate early a 10b5-1 Plan. While 10b5-1 Plans are subject to review and acknowledgement by the Chief Legal Officer, you are ultimately responsible for making sure your 10b5-1 Plan complies with Rule 10b5-1 and with this Policy.

8.   POLICY COMPLIANCE, INTERPRETATION AND AMENDMENTS

All Seagate Insiders are required to comply with this Policy and the securities laws. Any violation may result in immediate dismissal and serious civil and criminal penalties. You should direct any questions on this Policy to a Compliance Officer. You should not try to resolve any uncertainties on your own.

The Compliance Officers, individually or jointly, are responsible for interpreting and updating this Policy as required and may authorize deviations in the procedures in this Policy, provided that those deviations are consistent with the stated purpose of this Policy and applicable securities laws. Any deviations must be confirmed in writing. Compliance with this Policy or any approved deviations should not be considered a safe harbor, and all Insiders should comply with insider trading and other securities laws and use good judgment at all times.

Seagate is committed to continuously reviewing and updating its policies, and Seagate therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law. Any material amendment to the terms of this Policy must be approved by the Chief Legal Officer.

Exhibit 21.1

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY SUBSIDIARIES AS OF JUNE 28, 2024

Seagate Technology Holdings Public Limited Company	Ireland
Seagate Technology Holdings Public Limited Company - Singapore Branch	Singapore
Seagate Technology Unlimited Company	Ireland
Seagate Systems Ireland Limited	Ireland
Seagate Technology (SG) Pte. Ltd	Singapore
Seagate Data Storage Technology Pte. Ltd.	Singapore
Seagate HDD Cayman	Cayman
Seagate Technology (US) Holdings, Inc.	Delaware
EVault, Inc.	Delaware
Seagate Technology Australia Pty. Limited	Australia
Seagate Technology Taiwan Ltd.	Taiwan
Seagate US LLC	Delaware
Seagate Technology Canada Inc.	Canada
Seagate Federal, Inc.	Delaware
Quinta Corporation	California
Seagate Technology LLC	Delaware
Seagate Cloud Systems Japan Ltd.	Japan
Dot Hill Systems Tianjin Ltd.	China
Seagate Technology International	Cayman
Lyve (SG) Pte. Ltd.	Singapore
Lyve Data Solutions (India) Private Limited	India
Seagate International (Johor) Sdn. Bhd.	Malaysia
Seagate Technology China Holding Company	Cayman
Seagate Technology Manufacturing (Hong Kong) Limited	Hong Kong
Seagate Global Business Services (Malaysia) Sdn. Bhd.	Malaysia
Seagate Technology (Thailand) Limited	Thailand
Seagate Technology HDD (India) Private Limited	India
Seagate Technology (Ireland)	Cayman
Seagate Technology (Ireland) (Springtown Branch)	United Kingdom
Seagate Brasil Comércio e Representação de Produtos de Informática Ltda.	Brazil
Seagate Brasil Comércio e Representação de Produtos de Informática Ltda. (Sao Paulo Branch)	Brazil
Seagate Systems (Bermuda) Limited	Bermuda
Seagate Systems (Malaysia) Sdn. Bhd.	Malaysia
Seagate Systems (UK) Limited	United Kingdom
Seagate Systems (Philippines), Inc.	Philippines
Seagate Systems (México) S.A. de C.V.	Mexico
Seagate Business Centre (UK) Ltd.	United Kingdom
Seagate Singapore International Headquarters Pte. Ltd.	Singapore
Seagate Technology Israel Ltd.	Israel
Seagate (Hangzhou) Data Recovery Services Co. Ltd.	China
Seagate Technology International (Wuxi) Company Limited	China
Seagate Technology (Netherlands) B.V.	Netherlands
Seagate Technology UK Ltd.	United Kingdom
La Cie LTD	United Kingdom
Nippon Seagate Inc.	Japan
Seagate Technology MEA DMCC	Dubai
Seagate Technology EMEA B.V.	Netherlands
Seagate Technology (Netherlands) B.V. (UK Branch)	United Kingdom

Exhibit 21.1

Seagate Technology (Netherlands B.V., Filial Sverige Branch)	Sweden
Seagate Technology (Netherlands) B.V. (Germany Branch)	Germany
Seagate Technology (Netherlands) B.V. (French Branch)	France
Seagate Technology Services (Shanghai) Co., Ltd.	China
Seagate Technology Services (Shanghai) Co., Ltd. (Beijing Branch)	China
Seagate Technology Services (Shanghai) Co., Ltd. (Shenzhen Branch)	China
Seagate Technology Services (Shanghai) Co., Ltd. (Chengdu Branch)	China
Seagate Technology Services (Shanghai) Co., Ltd. (Hangzhou Branch)	China

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 Nos. 333-260380, 333-184704, 333-177609, 333-237939, 333-221831, 333-216350, 333-207313, 333-199781) pertaining to the Equity Incentive Plan of Seagate Technology Holdings public limited company;

of our reports dated August 2, 2024, with respect to the consolidated financial statements of Seagate Technology Holdings public limited company and the effectiveness of internal control over financial reporting of Seagate Technology Holdings public limited company included in this Annual Report (Form 10-K) of Seagate Technology Holdings public limited company for the year ended June 28, 2024.

/s/ Ernst & Young LLP

San Jose, California
August 2, 2024

Exhibit 31.1

CERTIFICATION

I, Dr. William D. Mosley, certify that:

1. I have reviewed this annual report on Form 10-K of Seagate Technology Holdings plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 2, 2024

/s/ Dr. William D. Mosley

Name:	Dr. William D. Mosley
Title:	Chief Executive Officer and Director (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Gianluca Romano, certify that:

1. I have reviewed this annual report on Form 10-K of Seagate Technology Holdings plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 2, 2024	/s/ Gianluca Romano
	Name: Gianluca Romano
	Title: Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

This certification is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and does not constitute a part of the Annual Report of Seagate Technology Holdings plc (the "Company") on Form 10-K for the fiscal year ended June 28, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report").

In connection with the Report we, Dr. William D. Mosley, Chief Executive Officer of the Company, and Gianluca Romano, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 2, 2024

/s/ Dr. William D. Mosley

Name: Dr. William D. Mosley

Title: Chief Executive Officer and Director
(Principal Executive Officer)

Date: August 2, 2024

/s/ Gianluca Romano

Name: Gianluca Romano

Title: Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 97.1

Executive Summary

Seagate Technology Holdings public limited company (the "Company") is committed to strong corporate governance. As part of this commitment, the Company's Board of Directors (the "Board") has adopted this clawback policy called the Executive Compensation Recovery Policy (the "Policy"). This Policy provides rules related to the reasonably prompt recovery of certain Incentive-Based Compensation Received by Covered Executives (as defined below) in the event of an Accounting Restatement. This policy is intended to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act"), with Exchange Act Rules 10D-1 and with the listing standards of NASDAQ (the "Exchange") on which the securities of the Company are listed. This policy is intended to supplement the Company's Compensation Recovery for Fraud or Misconduct Policy. Covered Executives are subject to both the Compensation Recovery for Fraud or Misconduct Policy and this Policy as well as all other applicable Company policies.

Content

Scope

The Policy is binding and enforceable against all Covered Executives. This includes former Covered Executives of the Company who were not employed by the Company on the Effective Date if they had compensation that was Received during the Covered period. In the event the Company is required to recover Excess Compensation (defined below) pursuant to the Policy from a former Covered Executive who is no longer an employee, the Company will be entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed.

The application of the Policy to Covered Executives is not discretionary, except to the limited extent provided below, and applies without regard to whether a Covered Executive was at fault with respect to the Accounting Restatement.

Definitions

The definitions of the defined terms below have substantive impact on the application of this Policy so reviewing them carefully is important to your understanding.

"Accounting Restatement" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement).

"Accounting Restatement Determination Date" means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

"Clawback Eligible Incentive-Based Compensation" means Incentive-Based Compensation that is Received by a person after such person became a Covered Executive provided that such person was a Covered Executive at any time during the performance period for the Incentive-Based Compensation.

"Covered Period" means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, the Covered Period can include certain transition periods resulting from a change in the Company's fiscal year. The Company's obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed.

"Excess Compensation," means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts.

"Exchange" refers to the national securities exchange on which the securities of the Company are listed.

"Exchange Act" refers to the Securities Exchange Act of 1934. As applicable herein, Exchange Act refers specifically to Exchange Act Rule 10D, Exchange Act Rule 10D-1 and the listing standards of the Exchange.

"**Covered Executive**" means each individual who is or was ever designated as an "officer" by the Board in accordance with Exchange Act Rule 16a-1(f) (a "Section 16 Officer").

"**Financial Reporting Measures**" are measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

"**Incentive-Based Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned and not subject to clawback under this Policy until the Company's right to recover under the Policy has lapsed.

"**Received**" Incentive-Based Compensation is "Received" under the Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the "Effective Date."

Standards

The Policy, which was approved as set forth above, is intended to comply with The Exchange Act and with the listing standards of the Exchange. The Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Exchange Act Rule 10D-1 and with the listing standards of NASDAQ, including any interpretive guidance provided by NASDAQ.

The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company's Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation.

Details

1. Administration of the Policy

    a. Authority to Administer the Policy

The Company's Compensation & People Committee (the "Committee") of the Board has authority to administer the Policy. The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. In addition, if determined at the discretion of the Board, the Policy may be administered by the independent members of the Board or another committee of the Board made up of independent members of the Board, in which case all references to the Committee will be deemed to refer to the independent members of the Board or the other Board committee. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

    b. Review of the Policy

The Board may review and modify the Policy from time to time.

    c. Termination of the Policy

The Policy will terminate and no longer be enforceable when the Company ceases to be a listed issuer within the meaning of Section 10D of the Exchange Act.

2. Application of the Policy

    a. Accounting Restatements Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an "Accounting Restatement"), then the Committee must determine what Excess Compensation, if any, must be recovered.

b. Compensation Covered by the Policy

The Policy applies to Incentive-Based Compensation that is Received on or after October 2, 2023 (the "Effective Date") and during the Covered Period while the Company has a class of securities listed on a national securities exchange.

The Incentive-Based Compensation that must be recovered is the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation shall be computed without regard to any taxes paid.

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange. The Committee shall have discretion to retain independent advisors to assist with any calculations needed pursuant to this Policy.

c. Repayment of Excess Compensation

Such Excess Compensation shall be recovered reasonably promptly and Covered Executives are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover such Excess Compensation by requiring the Covered Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (these determinations do not need to be identical as to each Covered Executive). These means may include but are not limited to:

(i)   requiring reimbursement of cash Incentive-Based Compensation previously paid;

(ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards without regard to whether such awards are Incentive-Based Compensation;

(iii) offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive including but not limited to payments of severance that might otherwise be due in connection with a Covered Executive's termination of employment and without regard to whether such amounts are Incentive-Based Compensation;

(iv) cancelling any outstanding vested or unvested equity awards without regard to whether such awards are Incentive-Based Compensation; and/or

(v)   taking any other remedial and recovery action permitted by law, as determined by the Committee.

The repayment of Excess Compensation must be made by a Covered Executive notwithstanding Covered Executive's belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback. Any action by the Company to recover Excess Compensation under this Policy from a Covered Executive shall not, whether alone or in combination with any other action, event or condition, be deemed (i) "good reason for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Executive, or (ii) to constitute a breach of contract or other arrangement to which such Covered Executive is a party.

The Company will comply with all requirements to publicly disclose the Policy and any Excess Compensation recovered under the Policy.

3. Limited Exceptions to the Policy

The Company must recover the Excess Compensation in accordance with the Policy except to the limited extent that the conditions set forth below are met, and the Committee determines that recovery of the Excess Compensation would be impracticable:

(i) The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(ii) Recovery would violate a law in the country where the Company was incorporated that was adopted prior to November 28, 2022. Before making this determination, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

4. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.

Additional Information Regarding Implementation, Interpretation, and Enforcement

a. Policy Acknowledgment

Each Covered Executive will be required to sign and return to the Company an acknowledgement that such Covered Executive will be bound by the terms and comply with the Policy. The failure to obtain such acknowledgement will have no impact on the applicability or enforceability of the Policy.

b. Additional Rights of Enforcement

In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce a Covered Executive's obligations to the Company or to discipline a Covered Executive. Failure of a Covered Executive to comply with their obligations under this Policy may result in termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company.

c. Indemnification and Reimbursement

Notwithstanding the terms of any of the Company's organizational documents (including, but not limited to, the Company's bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Covered Executive against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to this Policy, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.

d. Invalidity, Illegality, or Unenforceability

If any provision of the Policy or the application of any such provision to any Covered Executive is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Covered Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.